8/26

08004508

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Starlight Int'l Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 28 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 03594

FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 8/26/08


ANNUAL REPORT
年報
08

Starlight International Holdings Ltd
升岡國際有限公司

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)

STARLITE

Stock Code 股份代號: 485

OUR MISSION

In striving to become a world leader in the consumer electronics arena, we pledge to serve customers with innovation and quality services, operate an efficient organization to create value for all stakeholders and honour our responsibilities as a good global corporate citizen.

集團使命

我們承諾透過為客戶提供創新優質的產品和服務，建立高效率的企業架構，
為股東及客戶創造價值，並且克盡良好世界企業公民的責任，矢志成為全球領先的消費電子產品商。



CONTENTS
目錄

CORPORATE INFORMATION
公司資料

董事局	BOARD OF DIRECTORS
執行董事：	*Executive Directors:*
劉錫康	Lau Sak Hong, Philip
劉錫淇	Lau Sak Kai, Anthony
劉錫澳	Lau Sak Yuk, Andy

非執行董事：	*Non-executive Director:*
韓相田	Hon Sheung Tin, Peter

獨立非執行董事：	*Independent Non-executive Directors:*
何厚鏘	Ho Hau Chong, Norman
陳澤仲	Chan Chak Chung
卓育賢	Chuck Winston Calptor

秘書 / **SECRETARY**

李業華 / Peter Lee Yip Wah

核數師 / **AUDITOR**

德勤•關黃陳方會計師行 / Deloitte Touche Tohmatsu

審核委員會 / **AUDIT COMMITTEE**

韓相田	Hon Sheung Tin, Peter
何厚鏘	Ho Hau Chong, Norman
陳澤仲	Chan Chak Chung

主要銀行 / **PRINCIPAL BANKERS**

香港上海滙豐銀行有限公司	The Hongkong and Shanghai Banking Corporation Limited
渣打銀行(香港)有限公司	Standard Chartered Bank (Hong Kong) Limtied
恒生銀行有限公司	Hang Seng Bank Limited
中國工商銀行(亞洲)有限公司	Industrial and Commercial Bank of China (Asia) Limited

律師 / **SOLICITOR**

韓潤燊律師事務所 / Hon & Company

香港股票過戶登記處 / **SHARE REGISTRARS AND TRANSFER OFFICE IN HONG KONG**

卓佳秘書商務有限公司 / Tricor Secretaries Limited

註冊辦事處 / **REGISTERED OFFICE**

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

主要辦事處

香港
香港仔大道232號
城都工業大廈5樓
電話：(852) 2554 6303
傳真：(852) 2873 0230
電子郵件：starlite@starlight.com.hk
網址：www.starlight.com.hk

PRINCIPAL OFFICE

5th Floor, Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong
Tel: (852) 2554 6303
Fax: (852) 2873 0230
email: starlite@starlight.com.hk
website: www.starlight.com.hk



主席劉錫康先生
Chairman, Mr. Lau Sak Hong, Philip

業務回顧

業績

概括而言，本集團於2008年財政年度之業績好壞參半。於本年度，我們錄得毛利增長，惟營業額下跌9.7%，而股東應佔溢利減少56%。該等結果顯示我們所從事行業之快速轉變情況。本集團面對多項未能控制之挑戰，包括人民幣升值、美元疲弱、中國勞工法變動、油價上升、主要零部件短缺及美國國內消費普遍缺乏信心。由於該等因素，本集團於上半年度受到對客戶之價格承諾所影響，惟於作出該等承諾後成本及開支不斷上升。

為應付該等挑戰，管理層致力於削減成本及於充滿經濟壓力之環境下努力裝備以經營業務之方法。整體而言，本集團之業績反映我們於此變化莫測之環境下經營業務之表現尚可（具備亮點），但需採取措施應付所面對之挑戰。於2008年財政年度，由於行業前景應較理想，我們的業務亦漸露曙光，並準備就緒於2009年財政年度面對全球性競爭。

電子生產業務

2008年之年度銷售總額較2007年財政年度下跌9.7%，原因乃儘管於上半年度錄得合理強勁銷售，而美國客戶消費於2007年假期銷售旺季期間及之後則大幅減少，此外，小型TFT屏幕面板短缺不但對整個行業造成不利影響，亦迫使我們將小型屏幕TFT產品（例如手提式DVD機）之銷售減至所取得面板之數目。影視產品業務所面對之種種嚴峻競爭繼續令我們難以增加入門價DVD系列之銷售。

另一方面，透過本集團之附屬公司The Singing Machine Company, Inc.（「SMC」）銷售之卡拉OK機及樂器系列之銷售額在消費意慾整體低迷之情況下仍增長27%。本集團此系列產品成為消費市場之受歡迎產品，獲美國家庭普遍認為屬於健康之「家庭娛樂」。我們另一項品牌業務迪士尼系列亦達致管理層預期，錄得強勁表現。

BUSINESS REVIEW

RESULTS

In summary, the Group experienced mixed results in fiscal 2008. While we recorded an increase in gross profit, the Group saw a 9.7% reduction in turnover in the current year while profit attributable to shareholders decreased by 56%. These results, illustrate the rapidly changing landscape of doing business in our industry. Certain challenges were out of the Group's control: an appreciating RMB, a weakening US dollar, changing Chinese labour laws, increases in the price of oil, key component shortages and a general malaise in domestic US consumer spending. As a result of these factors the Group was caught between price commitments to customers in the first half of the year and increasing costs and expenses incurred after those commitments were made.

To meet these challenges, Management focused on ways to cut cost and better position itself to do business in a new world of increased economic pressure. Over-all, the Group's results reflect our doing business in this changing environment – fairing reasonably well (with some bright spots) while having to take measures to adapt to the challenges we face. We emerged from fiscal 2008 with a better perspective of our industry and are positioned to better compete on the world stage in fiscal 2009.

Electronics Division

Annual sales totals in the Electronics Division in 2008 were 9.7% lower than in fiscal 2007. This decrease coincided with reduced consumer spending in the United States which fell sharply during and after the 2007 holiday selling season despite reasonably strong sales in the first half of the year. In addition, a shortage of small TFT screen panels not only adversely affected the performance of the industry as a whole, it forced us to reduce sales of small screen TFT products (such as portable DVD players) to those for which we could secure panels. All the while severe competition in the video products business continued to make it difficult to increase sales in the opening price point DVD category.

On the other hand, sales in our karaoke and musical instruments category, through the Group's subsidiary, The Singing Machine Company, Inc. ("SMC") increased by 27%; contrary to the general downward trend in consumer spending, the Group's products in this category fulfill a specialty segment of the consumer market which has gained general acceptance in US households for wholesome "family entertainment". We also experienced strong performance in our other branded businesses with our DisneyTM line meeting Management's expectations.

業務回顧 – 續

電子生產業務 – 續

儘管面對種種挑戰，管理層實施策略改變產品組合及銷售重點，令本集團之年度毛利率得以錄得整體增長。尤其是，我們將銷售焦點重新投放在內銷存貨交易。此有助我們以較佳價格出售較少最低數目訂單。透過提升於美國之分銷商地位，我們可透過三家美國附屬公司(分別為SMC、Cosmo Communications Corporation及Starlite Consumer Electronics (USA) Inc.)直接銷售予主要零售連鎖店。此策略為本集團開闢新渠道，透過為著名零售商提供較短之付運時間及合適之貨量以取得與彼等之合作。整體而言，儘管下半年之銷售較為疲弱，以及因需要處理存貨和提供庫存及運輸交通所產生之分銷及融資成本增加，本集團之整體毛利率由2007年之20%增加至2008年之24%。

由於多項因素導致下半年之毛利率低於預期，而大部份因素並非管理層所能控制。由於產品價格已於上半年度設定，因此，我們只可承擔上漲之成本而未能將漲價轉嫁予客戶。整個行業之塑膠樹脂及主要原件(如TFT小型屏幕面板等)之主要零部件價格顯著上升。勞工成本亦因中國法例之改變而受到影響。此外，全球油價飆升令運輸及交通成本較2007年顯著增加。銷售及分銷成本較去年增加38%，主要來自本集團之專利權付款，包括支付予迪士尼之費用。為刺激銷售，我們與著名美國超級市場連鎖店合作業務推廣推出回贈計劃，及增加迪士尼系列之宣傳資金，因此於2008年財政年度之廣告費用增加24,000,000港元。客賬融資活動及存貨處理費用增加，亦令融資開支增加。由於美國銷售疲弱，我們於財政年度最後一季繼續處理未能預計之剩餘存貨。另一重大因素為隨著中國經濟快速發展及人民幣穩步升值，令本集團於中國之生產繼續面對種種挑戰。

為應付艱難之營商環境，本集團已實施成本控制以保持穩定之行政開支水平，我們錄得之行政費用較2007年減少。管理層亦採取步驟將存貨減至合理水平，並根據現時市場情況調整對新財政年度之預測。

BUSINESS REVIEW – continued

Electronics Division – continued

Notwithstanding these challenges the Group was able to forge an overall increase in annual gross profit margin due to Management's execution of a strategy to change product mix and sales focus. In particular, we refocused our sales efforts to increase domestic inventory transactions. This allowed us to sell smaller minimum order quantities at more favourable prices. By increasing our distribution presence in the United States we were able to sell directly to major retail chains through our three United States based subsidiaries: SMC, Cosmo Communications Corporation, and Starlite Consumer Electronics (USA) Inc. This strategy.opened new avenues for the Group to reach out to leading retailers by providing them shorter delivery schedules and customized quantities. As a whole the Group's gross profit margin increased from 20% in 2007 to 24% in 2008 notwithstanding weaker second half sales and increased distribution and financing costs caused by the need to carry inventory and to provide warehousing and freight transportation.

Gross profit margin in the second half of the year, however, was well below expectations for a number of reasons – many of which were beyond Management's control. While pricing for products was set in the first half of the year, we were forced to absorb cost increases without being able to pass the costs on to customers. The industry as a whole saw a sharp rise in the prices of plastic resin and key components such as TFT small screen panels. Labour cost was also affected as a result of the change in China legistration. In addition surges in oil prices worldwide led to a significant increase in freight and transportation costs over 2007. Selling and distribution costs increased by 38% over the previous year as did the Group's royalty payments which include fees paid to Disney. To stimulate sales, we sponsored a rebate program with a leading US department store chain and expended promotional funds to promote our Disney line leading to a HK$24 million increase in advertising expense in fiscal 2008. Finance expense also grew due to increased factoring activities and inventory carrying costs. We continued to carry unexpected inventory balances in the last quarter of the fiscal year as a result of weaker sales in the United States. No less significant is the fact that manufacturing in China continued to present the Group with many challenges caused by the rapid growth of the Chinese economy and the steep appreciation of the Chinese RMB.

In response to these difficult conditions the Group implemented cost controls to hold the line on administrative expenses and we saw a decrease in administrative costs over 2007. Management has also taken additional steps to reduce inventory to appropriate levels and have revised our forecasts for the new fiscal year based on current market conditions.

業務回顧 – 續

證券買賣

本集團於本年度錄得分部業績虧損為6,100,000港元。

展望

管理層對2009年前景審慎樂觀。管理層之營運轉變及策略全面生效可令本集團於未來年度以較低成本達至更佳效益及表現。我們之信念是基於2008年之營運轉變令本集團效益增加而作出，而成本削減措施可提升業務表現。

本集團亦因中國生產設施在2008年之成本削減措施而從中受惠，並增加對控制整體行政費用之成效。主要供應及原材料包括小型屏幕TFT面板之價格應可穩定。我們相信，中國最近之經濟措施應可穩定人民幣價格。

卡拉OK機及樂器業務之發展應保持增長，我們將繼續建立我們的迪士尼品牌業務，並推出受歡迎人物之特色產品。我們亦將與新力及其聯屬公司合作開發先進之高利潤產品，例如藍光DVD機。我們期望與沃爾瑪合作推出新產品系列，包括Hamilton Beach品牌廚房電子產品及目標對象為介乎8歲至13歲之特色少年電子產品，沃爾瑪超過3,000間店舖已訂購該等產品於2008年第三季付運。

我們相信，我們將焦點重新投放於由生產商直銷零售商之銷售策略，加上更佳之營運效益，無論不明朗之經濟環境帶來任何挑戰，本集團將可從業界脫穎而出。我們於2009年之目標將為提供具盈利能力之營運，及增加股東價值。憑藉現有之管理層及基礎設施，我們冀盼可達到該等目標。

財務狀況

流動資金及財務資源

本集團之財務狀況保持穩健。於2008年3月31日，現金及存款及有價證券為106,000,000港元，而去年則為139,000,000港元。

以總銀行借款對比股東資金計算之資產負債比率為0.59（2007年：0.41），而本年度之銀行借款淨額佔股東資金之對比則為0.50（2007年：0.30）。按流動資產對比流動負債計算之流動比率由去年度之1.58降至本年度之1.47。

BUSINESS REVIEW – continued

Securities Trading

The Group recorded a segment result of a loss of HK$6.1 million for the year.

PROSPECTS

Management is cautiously optimistic in its outlook for 2009. The full effect of Management's operational changes and strategies should lead to more efficiency and greater performance at lower cost in the coming year. Our belief is based on seeing 2008's operational changes to increase the Group's efficiency while our cost cutting measures should increase performance.

The Group should see the benefits from 2008's cost cutting measures at its Chinese manufacturing facilities as well as increased efficiencies in total administration costs. The price of key supplies and raw materials should stabilize including small screen TFT panels. We believe that the recent economic measures taken in China should stabilize the value of the RMB.

Growth in karaoke and musical instruments business should increase and we will continue to build our Disney branded business with popular character based specialty products. We will also be developing advanced higher margin products such as Blu-Ray DVD players in collaboration with Sony and its affiliates. We look forward to launching new product lines including Hamilton Beach branded kitchen electronics and specialty Youth Electronics products targeted to children between the ages of eight and thirteen in collaboration with Wal-Mart who has ordered these products for over 3,000 stores for delivery in third quarter of 2008.

We believe that our refocus on factory to retailer sales coupled with more efficient operations will position the Group to outperform the industry and the challenges presented by an uncertain economic environment. Our goal for 2009, therefore, will be to deliver profitable operations and to enhance shareholders' value. With our current Management and infrastructure we expect to achieve these goals.

FINANCIAL POSITION

Liquidity and Financial Resources

The financial position of the Group remained stable. As at 31 March 2008 cash and deposits and marketable securities amounted to HK$106 million, as compared to HK$139 million last year.

Gearing ratio, calculated as total borrowings to shareholders' fund was 0.59 (2007: 0.41), and net bank borrowings to shareholders' fund was 0.50 for the year (2007: 0.30). Current ratio calculated as current assets to current liabilities decreased from 1.58 in last year to 1.47 for this year.

財務狀況 – 續
財務及資本架構
本集團乃以權益及銀行借款作為營運資金。於2008年3月31日，本集團之銀行總借款約為465,000,000港元（2007年：331,000,000港元），當中430,000,000港元須於1年內償還，而35,000,000港元須於5年內償還。

由於本集團絕大部份交易均以美元或港元為結算單位，所承受之匯兌風險並不重大。

資產抵押
於2008年3月31日，本集團抵押賬面值為133,827,000港元（2007年：136,058,000港元）之若干資產及證券作為一般信貸融資及經紀股票戶口之擔保。

或然負債
於截至2007年3月31日止年度，本集團購入之SMC在一宗有關版權侵權的案件中被列作被告之一。在2005年9月，各有關被告（包括SMC在內）多番提交呈請，以期撤銷此項由出版商就其擁有之音樂創作品而提出之控訴。在2005年10月，原告向法庭提呈簡易判決之申請。在2006年1月，法庭裁決各被告得直，並否決原告之控訴，隨之撤銷此案件，判各被告無罪。原告其後向法庭上訴。年內，SMC之索償已被撤銷及不可再上訴，而有關訴訟已完結。

於2007年3月31日，本集團乃一宗涉及100,000美元（相等於770,000港元）訴訟之被告人。有關案件已於年內和解。

員工
於2008年3月31日，本集團擁有員工共3,610人，其中3,488人受僱於中國，負責本集團之製造及分銷業務。

本集團為其員工提供之福利如員工保險、醫療保險、醫療保險、退休計劃、酌情花紅、購股權計劃、內部訓練及外界訓練資助。

FINANCIAL POSITION – continued
Financing and Capital Structure
The Group finances its operations by a combination of equity and bank borrowings. As at 31 March 2008, the Group's total borrowings of about HK$465 million (2007: HK$331 million), of which HK$430 million are repayable within one year and HK$35 million are repayable within five years.

The Group's transactions were mostly denominated in US dollars and Hong Kong dollars. The exposure to exchange risk was insignificant.

Pledge of Assets
At 31 March 2008, the Group pledged certain assets and securities with carrying value of HK$133,827,000 (2007: HK$136,058,000) to secure the general credit facilities and the margin accounts with brokers.

Contingent Liabilities
SMC, which was acquired by the Group during the year ended 31 March 2007, is one of the defendants in a lawsuit relating to copyright infringement. In September 2005, the defendants, including SMC, filed multiple motions to dismiss the complaint from the publisher owners of musical compositions. In October 2005, the plaintiff filed a motion for summary judgment. In January 2006, the court granted the motions of the defendants and denied the motion of the plaintiff, thereby dismissing the case against the defendants with prejudice. The plaintiff thereafter appealed the decision. During the year, the claims against SMC were dismissed with prejudice and the lawsuit was concluded.

As at 31 March 2007, the Group was a defendant in a lawsuit in the amount of US$100,000 (equivalent to HK$770,000). The case was settled during the year.

STAFF
As at 31 March 2008, the Group had a total staff of 3,610 of which 3,488 were employed in the PRC for the Group's manufacturing and distribution business.

The Group provides employee benefits such as staff insurance, medical scheme retirement scheme, discretionary bonus and share option scheme and also provides in-house training programmes and external training sponsorship.

執行董事

劉錫康先生，61歲，為本集團主席兼董事總經理。彼在本集團已服務38年並擁有超過38年電子工業之管理經驗。

劉錫淇先生，58歲，為劉錫康先生之胞弟，亦為本集團董事，負責本集團於中國之生產管理。其主要職責除管理中國生產業務外，亦負責國內內銷、策劃及開發國內新項目。彼在本集團服務了36年。

劉錫澳先生，58歲，為劉錫康先生之胞弟，亦為本集團生產管理之董事，負責本集團於中國之生產管理。此外，彼亦負責本集團之研究及開發。彼在本集團服務了36年。

非執行董事

韓相田先生，67歲，彼於1988年獲委任為本集團獨立非執行董事，其後於2004年9月28日重新委任為本公司非執行董事。現職為律師，於香港執業超過38年。

獨立非執行董事

何厚鏘先生，52歲，彼於1998年獲委任為本集團獨立非執行董事，持有英國University of Exeter學士學位，亦為英格蘭及威爾斯特許會計師公會會員及香港會計師公會資深會員。何先生有超過21年管理及地產發展經驗。

陳澤仲先生，50歲，自2004年9月30日獲委任為本公司董事。陳先生為合資格會計師，於執業會計專業擁有約27年經驗。彼持有工商管理碩士學位，為香港會計師公會及英國特許公認會計師公會會員。

卓育賢先生，52歲，自2004年9月30日獲委任為本公司董事。卓先生為事務律師，於香港執業逾26年。彼獲加拿大University of Ontario頒授文學學士學位。彼亦為於香港聯合交易所有限公司(「聯交所」)上市之德祥企業集團有限公司之獨立非執行董事。

EXECUTIVE DIRECTORS

Mr. Lau Sak Hong, Philip, aged 61, is the Chairman and Managing Director of the Group. He has been in the Group for 38 years and has over 38 years of management experience in the electronics industry.

Mr. Lau Sak Kai, Anthony, aged 58, a brother of Mr. Lau Sak Hong, Philip, is the Group's Director responsible for the Group's overall production management in China. His main duties, besides the management of PRC production activities, include the responsibility of local sales in China and the planning and exploitation of new projects in China. He has been in the Group for 36 years.

Mr. Lau Sak Yuk, Andy, aged 58, a brother of Mr. Lau Sak Hong, Philip, is also one of the Group's Production Directors responsible for the Group's overall production management in China. In addition, he is in charge of the Research & Development of the Group. He has been in the Group for 36 years.

NON-EXECUTIVE DIRECTORS

Mr. Hon Sheung Tin, Peter, aged 67, has been an Independent Non-executive Director of the Group since 1988 and re-designated as non-executive director of the Company on 28 September 2004. He has been practising as a solicitor in Hong Kong for over 38 years.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Ho Hau Chong, Norman, aged 52, has been an Independent Non-executive Director of the Group since 1998. He holds a Bachelor of Arts degree from the University of Exeter, and is a member of the Institute of Chartered Accountants in England and Wales, and a fellow of the Hong Kong Institute of Certified Public Accountants. He has over 21 years of experience in management and property development.

Mr. Chan Chak Chung, aged 50, was appointed director of the Company since 30 September 2004. He is a qualified accountant and has about 27 years experience in the public accountancy profession. He holds a Master degree in Business Administration. He is an associate member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants of the United Kingdom.

Mr. Winston Calptor Chuck, aged 52, was appointed director of the Company since 30 September 2004. He has been practicing as a solicitor in Hong Kong for over 26 years. He holds a Bachelor Degree of Arts from the University of Ontario, Canada. He is also an independent non-executive director of ITC Corporation Limited, a company listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

高級管理層

劉日東先生，29歲，劉錫康先生之長子，彼於2003年加入本集團，出任主席助理。彼於印第安那大學商學院畢業，獲頒商業市場學學士學位，彼曾出任儲存工藝公司(Storage Technology Corp.)之市務主任職位。彼現負責企業關係、中國國內銷售及企業資源規劃系統整合，以促進本集團推行現代化管理。

劉日申先生，28歲，劉錫康先生之次子，彼於美國Bentley College 畢業，獲得商業市場學學士學位後，於麻省一電子商行從事電子零件買家，於2004年加入本集團出任產品開發總裁，其後更創立集團附屬公司，創申國際有限公司(「創申」)，現時負責為創申發展新數碼產品。

劉翠蓮女士，59歲，為劉錫康先生之胞妹。劉女士於2006年10月重新加入本集團，負責監管本集團於美國附屬公司之財務管理及申報。劉女士於1986年至1988年期間擔任本集團財務總監，並於1990年至1996年期間擔任本集團於美國全資附屬公司之總裁。彼於澳洲、香港及美國之財務管理、商業諮詢、財務及監管審計方面擁有逾31年經驗。劉女士於1975年畢業於澳洲柏斯Curtin University，持有會計學學士學位，並於1980年在澳洲堪培拉大學取得電腦碩士學位。劉女士為美國執業會計師。

劉錫鴻先生，52歲，為劉錫康先生之胞弟，亦為集團一主要附屬公司董事，專責主管本集團彩色電視機製造業務，彼在本集團已服務了12年並擁有19年以上電子業務經驗。

劉錫海先生，49歲，為劉錫康先生之胞弟，亦為本集團一主要附屬公司董事，取得澳洲一所大學之理科學位，現負責本集團原料採購及控制等工作。彼在本集團已服務了23年。

SENIOR MANAGEMENT

Mr. Lau Yat Tung, aged 29, the eldest son of Mr. Lau Sak Hong, Philip, joined the Group in 2003 as assistant to Chairman. He graduated with a Bachelor of Art in Business Marketing from Indiana University, the Kelley School of Business. Previously, he held a marketing executive position in Storage Technology Corp. He is now responsible for corporate relations, local sales in China, and the integration of the ERP system to facilitate the modernisation of the Group's management.

Mr. Lau Yat Sun, aged 28 is the second son of Mr. Lau Sak Hong, Philip. He graduated at Bentley College, a business specialty college with a Bachelor of Art in Business Marketing. After graduation, he worked for an electronics firm in Massachusetts as a buyer for electronic components. Later on, he joined the group in 2004 as Product Development President and established koncepts International Ltd. ("koncepts"), a subsidiary of the Group. He is currently responsible for the development of new digital products for koncepts.

Ms. Lau Chui Lan, Carol, aged 59, is a sister of Mr. Lau Sak Hong, Philip. Ms Lau rejoined the Group in October 2006 to oversee the financial management and reporting of the Group's subsidiaries in the United States. Ms Lau served as financial controller of the Group from 1986-1988 and was President of a fully owned subsidiary of the Group in United States from 1990-1996. She has over 31 years of experience in financial management, business consultation, financial and regulatory auditing in Australia, Hong Kong and United States. She graduated from Curtin University in Perth, Australia in 1975 with a Bachelor's degree in Accounting, and held a Master degree in computing at the Canberra University, Australia in 1980. Ms Lau is a certified public accountant in the United States.

Mr. Lau Shek Hung, Eric, aged 52, a brother of Mr. Lau Sak Hong, Philip, is a Director of a major subsidiary of the Group. He is responsible for the Group's Colour TV manufacturing business. He has been in the Group for 12 years and has over 19 years of experience in the electronics field.

Mr. Lau Sek Hoi, Jacky, aged 49, a brother of Mr. Lau Sak Hong, Philip, is a Director of a major subsidiary of the Group. He is holding a science degree from one Australian university and is currently responsible for the Group's material sourcing, purchasing and control activities. He has been in the Group for 23 years.

高級管理層 – 續

王繼偉先生，59歲，2005年加入集團為集團總經理。從1967年開始從事音響及電視製造專業，曾為一香港電視製造業務之香港上市公司董事。現全面負責管理及協調集團各部業務。

林泓達先生，51歲，加入本集團為集團市場部之總裁。彼於科技資訊及電子行業，擁有31年經驗，特別是在軟件及系統綜合顧問及管理方面。此外，於銷售、推廣、管理、顧問、計劃管理及軟件／系統發展及電子產品推廣之經驗亦非常豐富。曾任職多間跨國資訊公司董事。

周永漢先生，57歲，於2006年3月加入本集團為海外業務總裁，負責本集團企業發展及海外附屬公司之營運。彼於1973年畢業於夏威夷大學，獲頒商業行政學士學位。彼於香港賽馬會已服務21年，歷任要職於稽核、政務及賽事秘書處等部門。

陳寶松先生，57歲，於1988年加入本集團為財務總監，負責監管本集團會計及財務等公司事務，彼為專業會計師，並擁有超過23年審計、商業及財務經驗。

Anton Handal先生，53歲，於2005年加盟本公司擔任法律顧問，負責美國業務相關事宜，並定期為本集團之法律及業務事項提供意見。彼於2007年6月21日加入The Singing Machine Company, Inc擔任行政總裁。The Singing Machine Company, Inc乃一於美國證券交易所上市之公司，主要從事消費者卡拉OK機及樂器之開發、分銷、市場推廣及銷售。The Singing Machine於全球分銷產品。Handal先生於1980年在洛杉磯加州大學取得經濟系文學士學位，並於1982年取得Southwestern University School of Law之法律博士學位。Handal先生為加州律師公會之永久會員，並為美國第九巡迴法庭上訴法院、美國加州南部、中央及北部地方法院、美國聯邦巡迴法庭上訴法院及美國佛羅里達州中央地方法院之律師。彼亦為Villa View Hospital董事會成員及San Diego Railroad信託委員會前任成員。

SENIOR MANAGEMENT – continued

Mr. Wong Kai Wai, Tony, aged 59, joined the Group as General Manager in 2005. He started his career in the audio and video manufacturing business since 1967. He was formerly a director of a television manufacturing company listed in Hong Kong. He supervises and coordinates different divisions of the Group.

Mr. Lam Wang Tat, Thomas, aged 51, joined the Group as the president of the Group's Marketing Division. He has 31 years experience as IT veteran, and his background was in software, consulting system integration and management. He has extensive experience in sales, marketing, management, consulting, project management, software development and in consumer electronic business. He was formerly a director of various major multinational IT companies.

Mr. Chow Wing Hon, Alfred, aged 57, joined the Group in March 2006 and is responsible for the Group's corporate development and overseas operations. He graduated from the University of Hawaii in 1973 with a Bachelors degree in Business Administration. He spent most part of his working career (21 years) with the Hong Kong Jockey Club, holding senior positions in Internal Audit, Administration and Racing Registry.

Mr. Chan Po Chung, Norman, aged 57, joined the Group as a Financial Controller in 1988 for supervising the Group's accounting, financial and corporate aspects. He is a qualified accountant with over 23 years of auditing, commercial and financial experience.

Mr. Anton Handal, aged 53, joined the Company as Counsel, for matters related to United States activities in 2005 and regularly advises the Group on legal and business matters. He joined The Singing Machine Company, Inc, as its Chief Executive Officer on June 21,2007. The Singing Machine Company, Inc is listed on the American Stock Exchange (AMEX) and is engaged in the development, distribution, marketing and sales of consumer karaoke and musical instruments. The Singing Machine distributes its products worldwide. He received his Bachelor of Arts degree in Economics from the University of California at Los Angeles in 1980 and his Juris Doctorate from Southwestern University School of Law in 1982. Mr. Handal is a member in good standing with the State Bar of California and is also admitted to the Bars of the United States Ninth Circuit Court of Appeals, and the United States District Courts for the Southern and Central and Northern Districts of California, the Federal Circuit Court of Appeal and the Central District of Florida. He has also served as a member of the Villa View Hospital board of directors, and is a former member of the Board of Trustees of the San Diego Railroad.

高級管理層 – 續

Peter Horak先生，69歲，於2001年1月獲委任為Cosmo之行政總裁。彼為Cosmo Canada之共同創辦人，並於1988年起擔任該公司之行政總裁。Horak先生於加拿大分銷消費電子產品方面擁有豐富知識及經驗。於1982年加盟Cosmo Canada前，Horak先生曾於多家著名電子公司工作，並曾任三洋之銷售及市場推廣部副總裁。彼帶領銷售隊伍開拓新市場、開發新產品以及與行政隊伍及庫存支援隊伍緊密合作。

Jeff Horak先生，49歲，於1981年加入本集團之美國附屬公司Cosmo Communications Canada Inc.擔任銷售及市場推廣部副總裁。彼負責Cosmo所分銷產品之銷售、海外業務發展及開發不同產品系列。

SENIOR MANAGEMENT – continued

Mr. Peter Horak, aged 69, was appointed Chief Executive Officer of Cosmo in January 2001. He is the co-founder of Cosmo Canada and has been its CEO since 1988. Mr. Horak has extensive knowledge and experience in distribution of consumer electronics products in Canada. Prior to joining Cosmo Canada in 1982, Mr. Horak worked with several top electronic companies and served as Sanyo's Vice President of Sales and Marketing. He leads the sales team to open new markets and develop new products and works closely with the administrative group and warehouse supporting group.

Mr. Jeff Horak, aged 49, joined one of the Group US subsidiary Cosmo Communications Canada Inc. as Vice President of Sales & Marketing since 1981. He is responsible for sales, business development of foreign markets and develops various product lines, which Cosmo distribute.

本公司致力維持高水平企業管治。本公司董事局(「董事局」)深信，維持良好、穩健及明智的企業管治架構，將確保本公司營運符合其股東整體最佳利益。

The Company is committed to maintaining a high standard of corporate governance. The Board of directors of the Company ("the Board") firmly believes that to maintain a good, solid and sensible framework of corporate governance will ensure the Company to run its business in the best interests of its shareholders as a whole.

本公司採納香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載企業管治常規守則(「守則」)內之所有條文作為其本身企業管治常規守則。

The Company adopted all the code provisions in the Code on Corporate Governance Practices ("the Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules") as its own code on corporate governance practices.

除下列各項外，本公司於截至2008年3月31日止年度一直遵守守則之規定：

During the year ended 31 March 2008, the Company has complied with the Code except the following:

1. 根據守則條文第A.2.1條，發行人主席及行政總裁之職責須獨立區分，且不應由同一人出任。主席及行政總裁之職責區分須書面清楚列明。劉錫康先生現時出任本公司之主席兼董事總經理。基於目前業務運作情況與本集團之規模，本公司董事局相信，由劉先生出任本集團之主席兼董事總經理乃可接受及符合本公司最佳利益。董事局將定期檢討這情況。

1. Pursuant to code provision A.2.1, the roles of chairman and chief executive officer of an issuer should be separated and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing. Mr. Philip Lau Sak Hong is currently the chairman and managing director of the Company. Having considered the current business operation and the size of the Group, the board of directors of the Company is of the view that Mr. Lau acting as both the chairman and managing director of the Company is acceptable and in the best interest of the Company. The Board will review this situation periodically.

2. 本公司乃根據私人法1989年百慕達升岡國際有限公司法(「1989年法」)於百慕達註冊成立。根據1989年法第3(e)節，擔任執行主席或董事總經理之董事毋須根據本公司之公司細則(「公司細則」)規定於各股東週年大會上輪值告退。由於本公司受到1989年法之條文約束，公司細則不得作出修訂以全面遵守守則條文第A.4.2條有關各董事(包括擁有特定委任年期之董事)須最少每3年輪值告退1次之規定。

2. The Company was incorporated in Bermuda and enacted by private act, the Starlight International Holdings Limited Company Act, 1989 of Bermuda (the "1989 Act"). Pursuant to section 3(e) of the 1989 Act, director holding office as executive chairman or managing director shall not be subject to retirement by rotation at each annual general meeting as provided in the bye-laws of the Company ("the Bye-laws"). As the Company is bound by the provisions of the 1989 Act, the Bye-laws cannot be amended to fully reflect the requirements of the code provision A.4.2 which stipulates that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

   為加強良好之企業管治常規，本公司主席兼董事總經理劉錫康先生將自願於本公司股東週年大會上每3年輪值告退1次，使本公司可遵守守則之規定，惟其有權並願意於股東週年大會上膺選連任。

   To enhance good corporate governance practices, Mr. Philip Lau Sak Hong, the chairman and managing director of the Company will voluntarily retire from his directorship at annual general meeting of the Company at least once every three years in order for the Company to comply with the Code, provided that, being eligible for re-election, he may offer himself for re-election at the annual general meeting.

董事局

董事局須以負責有效之方式領導本集團。除遵守任何現行適用法例及規例外，每名董事須絕對真誠地履行彼之職責，並以股東最佳利益行事。董事局職責包括制定本集團策略方向、設定目標及監察本集團表現。

董事局制定專門留待董事局議決及管理層處理之事務議程。董事局會定期審閱相關議程，確保其仍然切合本公司需要。

本公司董事局由3名執行董事、3名獨立非執行董事及1名非執行董事組成。彼等之簡歷載於年報第8頁。

全體獨立非執行董事均獨立於本公司管理層，乃來自不同背景之資深專業人士。彼等確保董事局維持高水平財務及其他強制申報，並具備充分權力制衡，以保障股東及本公司整體利益。

獨立非執行董事及非執行董事各自與本公司訂立委任書，據此，彼等各自獲委任自2007年10月1日至2009年9月30日期間向本公司提供服務。任期須於下列較早期限終止：(i) 2009年9月30日；或(ii)董事基於任何理由根據本公司之章程細則或任何其他適用法例終止出任董事之日。

BOARD OF DIRECTORS

The Board is charged with leading the Group in a responsible and effective manner. Each director has to carry out his/her duties in utmost good faith above and beyond any prevailing applicable laws and regulations and act in the best interests of the shareholders. The duties of the Board include establishing the strategic direction of the Group, setting objectives and monitoring the performance of the Group.

The Board has established schedule of matters specifically reserved to the Board for its decision and those reserved for the management. The Board reviews this schedule on a periodic basis to ensure that it remains appropriate to the needs of the Company.

The Board of the Company consists of three executive directors, three independent non-executive directors and one non-executive director. Their brief biographical details are described on page 8 of the Annual Report.

The independent non-executive directors, all of whom are independent of the management of the Company, are highly experienced professionals coming from a diversified background. They ensure that the Board maintains high standards of financial and other mandatory reporting as well as providing adequate check and balance of safeguard the interest of shareholders and the Company as a whole.

Each of the independent non-executive directors and non-executive director has entered into an appointment letter with the Company pursuant to which each of them is appointed for service with the Company from 1 October 2007 to 30 September 2009. The appointment shall terminate on the earlier of (i) 30 September 2009, or (ii) the date on which the director ceases to be director for any reasons pursuant to the bye-laws of the Company or any other applicable laws.

董事局－續

董事局全體成員每年會面不少於4次，以審閱本集團財務及營運表現。董事局將於有需要時額外舉行會議。已於會議舉行前根據上市規則及守則向全體董事發出適當通告及董事局文件。董事局已制定程序，讓董事在作出合理要求後於適當情況下徵求獨立專業意見，費用由本公司承擔。

BOARD OF DIRECTORS – continued

The full Board meets no less than four times a year to review the financial and operating performance of the Group. Additional board meetings were held when necessary. Due notice and board papers were given to all directors prior to the meeting in accordance with the Listing Rules and the Code. The Board has established procedure to enable directors, upon reasonable request, to seek independent professional advice in appropriate circumstances at the Company's expenses.

於截至2008年3月31日止財政年度，曾舉行四(4)次董事局例會。每名董事之出席記錄呈列如下。上述會議處理之所有事務均按照適用法例及規條妥為記錄及存檔。

There were four (4) regular Board meetings held in the financial year ended 31 March 2008. The attendance record of each director is shown below. All business transacted at the above meetings are well-documented and maintained in accordance with applicable laws and regulations.

董事姓名	Name of director	出席董事局例會次數 No. of board meeting attended
劉錫康	Philip Lau Sak Hong	4
劉錫淇	Anthony Lau Sak Kai	4
劉錫澳	Andy Lau Sak Yuk	4
韓相田	Peter Hon Sheung Tin	4
何厚鏘	Norman Ho Hau Chong	3
陳澤仲	Chan Chak Chung	4
卓育賢	Winston Calptor Chuck	2

董事進行證券交易

本公司已採納上市規則附錄10所載上市發行人董事進行證券交易的標準守則(「標準守則」)，作為董事進行證券交易的操守守則。

DIRECTORS' SECURITIES TRANSACTIONS

The Company had adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules ("the Model Code"), as the code of conduct regarding director's securities transactions.

本公司向全體董事作出具體查詢，彼等於截至2008年3月31日止年度一直遵守標準守則。

The Company has made specific enquiry of all directors that they have complied with the Model Code throughout the year ended 31 March 2008.

此外，董事局亦制定書面規條，其條款不寬鬆於本公司高級管理人員買賣本公司證券之標準守則。

In addition, the Board also established written guidelines on no less exacting terms than the Model Code for senior management of the Company in respect of their dealings in the securities of the Company.

董事局委員會

為加強董事局職能及提升其專業知識，已於董事局轄下成立兩個董事局委員會，分別為審核委員會及薪酬委員會，各自履行不同職能。

BOARD COMMITTEES

To strengthen the functions of the Board and to enhance its expertise, there are two Board committees namely, the Audit Committee and Remuneration Committee formed under the Board, with each performing different functions.

審核委員會

本公司已成立審核委員會，由何厚鏘先生擔任主席，並制定職權範圍，以遵照香港會計師公會所頒佈「有效運作審核委員會之準則」(「A Guide for Effective Audit Committees」)所載推薦建議以及上市規則之企業管治守則所載守則條文。其他成員為韓相田及陳澤仲。

審核委員會每年與高級管理人員及外聘核數師會面不少於兩次。審核委員會之角色及職能包括：審閱本集團所採納會計準則及慣例與其他財務申報事宜；確保本集團財務報告之完整性、準確性及公平性；討論本集團內部監控系統之成效；而最重要的，乃審閱執行董事處理之一切重大事務，特別是關連交易。委員會亦向董事局提供意見及推薦建議，並監管有關外聘核數師之一切事宜，於監察及保障外聘核數師獨立身分方面擔當重要角色。

審核委員會於截至2008年3月31日止財政年度會面兩(2)次。審核委員會所進行之工作包括：

- 審閱截至2007年3月31日止年度及截至2007年9月30日止6個月之財務報告；
- 審閱核數師酬金及續聘；及
- 考慮及批准2008年核數費用及核數工作。

每名成員之出席記錄呈列如下。於上述會議處理之所有事務均按照適用法例及規例妥為記錄及存檔。

AUDIT COMMITTEE

The Audit Committee, which is chaired by Mr. Norman Ho Hau Chong, has been established with defined terms of reference in alignment with the recommendations set out in "A Guide for Effective Audit Committees" issued by the Hong Kong Institute of Certified Public Accountants and the code provisions set out in the Corporate Governance Code of the Listing Rules. Other members are Peter Hon Sheung Tin and Chan Chak Chung.

The Audit Committee meets no less than twice a year with the senior management and the external auditors. The role and function of the Audit Committee include: to review the accounting principles and practices adopted by the Group and other financial reporting matters, to assure the completeness, accuracy and fairness of the financial statement of the Group, discuss the effectiveness of the systems of internal control throughout the Group and most importantly, and to review all significant business affairs managed by the executive directors in particular on connected transactions. The Committee also provides advice and recommendations to the Board and oversees all matters relating to the external auditors, and it plays an important role in monitoring and safeguarding the independence of external auditors.

The Audit Committee met two (2) times during the financial year ended 31 March 2008. Work undertaken by the audit committee included:

- reviewing of the financial statements for the year ended 31 March 2007 and for the six months ended 30 September 2007;
- reviewing of the auditors' fees and its re-appointment; and
- considering and approve the 2008 audit fees and audit work.

The attendance record of each member is shown below. All business transacted at the above meetings are well-documented and maintained in accordance with applicable laws and regulations.

審核委員會－續

AUDIT COMMITTEE – continued

審核委員會會員姓名	Name of audit committee member	出席審核委員會會議次數 No. of audit committee meeting attended
何厚鏘	Norman Ho Hau Chong	1
韓相田	Peter Hon Sheung Tin	2
陳澤仲	Chan Chak Chung	2

薪酬委員會

本公司已成立薪酬委員會，由韓相田先生擔任主席，並制定職權範圍。其他成員為陳澤仲先生及卓育賢先生。

本公司旨在制定適當薪酬政策，以吸引及留聘本集團成功營運所需之行政人員，並激勵行政人員推行適當發展策略，同時評核員工個別表現。薪酬應反映個別員工之表現、職務難度及職責；而薪酬組合之結構將涵蓋薪金、花紅及購股權計劃，為董事及高級管理人員提供獎勵，以提升彼等個別表現。

薪酬委員會之角色及職能包括制定薪酬政策、每年審閱薪酬政策及就此向董事局提供推薦建議，以及釐定執行董事薪酬。

薪酬委員會於年內所進行之工作包括：

- 審閱2007／2008年薪酬政策；及
- 審閱執行董事及獨立非執行董事之薪酬。

薪酬委員會於截至2008年3月31日止財政年度會面1次，韓相田先生及陳澤仲先生均出席會議。

REMUNERATION COMMITTEE

The Company which is chaired by Mr. Peter Hon Sheung Tin, has been established with defined terms of reference. Other members are Mr. Chan Chak Chung and Mr. Winston Calptor Chuck.

The Company aims to design remuneration policies that attract and retain executive needed to run the Group successfully and to motivate executives to pursue appropriate growth strategies whilst taking into account performance of the individual. The remuneration should reflect performance, complexity and responsibility of the individual; and the remuneration package will be structured to include salary, bonus and share options scheme to provide incentives to directors and senior management to improve their individual performances.

The role and function of the Remuneration Committee include formulation of the remuneration policy, review and recommending to the Board the annual remuneration policy, and determination of the remuneration of the executive directors.

Work undertaken by the Remuneration Committee during the year included:

- reviewing of the remuneration policy for 2007/2008; and
- reviewing of the remuneration of the executive directors and the independent non-executive directors.

The Remuneration Committee meets once during the financial year ended 31 March 2008 with the presence of Mr. Peter Hon Sheung Tin and Mr. Chan Chak Chung.

其他資料
董事局並無成立提名委員會。根據本公司之章程細則，董事局有權不時及隨時委任任何人士出任董事，以填補臨時空缺或成為董事局新增成員。於評核新董事提名時，董事局將考慮獲提名人士履歷、能力及向本公司作出之潛在貢獻。截至2008年3月31日止財政年度，董事局成員並無變動。

OTHER INFORMATION
The Board of Directors has not established a nomination committee. According to the Bye-laws of the Company, the Board has the power from time to time and at any time to appoint any person as a director either to fill a casual vacancy or as an addition to the Board. In assessing nomination of new directors, the Board will take into consideration of the nominee's qualification, ability and potential contributions to the Company. There was no change of the composition of the Board during financial year ended 31 March 2008.

核數師酬金
德勤•關黃陳方會計師行於截至2008年3月31日止年度向本集團提供服務所涉及酬金分析如下：

AUDITOR'S REMUNERATION
The remuneration in respect of services provided by Deloitte Touche Tohmatsu for the Group for the year ended 31 March 2008 are analysed as follows:

		2008年3月31日 港元 31 March 2008 HK$
核數服務	Audit service	2,200,000
非核數服務	Non audit service	355,000

就非核數服務而言，指就稅務諮詢服務應付本公司核數師之費用。

In respect of non-audit services, the fees paid to the Company's auditors related to tax compliance and tax consulting services.

董事與核數師編製財務報告之責任

管理層提呈財務及其他資料予董事局審批時，會提供補充説明及資料讓董事局在知情之情況下評估財務及其他資料。

董事確認有責任編製一份能夠真實而公平地反映本集團事務狀況之財務報告。同時，董事亦負責確保須選擇及貫徹應用適當之會計政策，有關判斷及評估亦需審慎合理。於編製截至2008年3月31日止年度之財務報告時，採納了香港普遍採納之會計原則，並遵守香港會計師公會所頒布之《香港財務報告準則》及適用法例之規定。

董事局並不知悉有任何事件或情況存有重大不明朗因素，會導致本集團持續經營能力出現重大問題。董事局已採用持續經營基準編製財務報告。

本公司外聘核數師之報告責任已於「獨立核數師報告」內披露。

DIRECTORS' AND AUDITORS' RESPONSIBILITY FOR PREPARING THE FINANCIAL STATEMENTS
The management provides the explanation and information to the Board to facilitate an informed assessment of the financial and other information put before the Board for approval.

The Directors acknowledge their responsibility to prepare the financial statements that give a true and fair view of the state of affairs of the Group. Meanwhile, the Directors are responsible for ensuring that appropriate accounting policies are selected and applied consistently; and that judgments and estimates made are prudent and reasonable. In preparing the financial statements for the year ended 31 March 2008, the accounting principles generally accepted in Hong Kong have been adopted and the requirements of the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the applicable laws were complied with.

The Board was not aware of any material uncertainties relating to events or conditions that might cast significant doubt upon the Group's ability to continue as going concern. The Board has prepared the financial statements on a going concern basis.

The reporting responsibilities of external auditors of the Company are disclosed in "Independent Auditor's Report".

內部監控

董事局須在整體上負責維持本集團健全及有效之內部監控制度，當中包括設有一個權限分明之清晰管理架構、保障集團資產不會遭挪用或竊取、確保會計記錄妥為存置以提供可靠財務資料作內部或公佈之用，並且確保遵守有關法例及規例。該制度旨在合理，但非絕對保證不會出現嚴重失誤，並管理本集團之營運系統以及本集團達致業務目標過程中之失誤風險。

年內，本公司已開始實施一個項目以檢討內部監控制度之有效性，包括風險管理制度。董事局已獲提呈報告及結果，並根據推薦建議採納跟進計劃。

股東通訊

股東通訊之目的乃為股東提供有關本公司之詳盡資料，致使彼等按知情方式行使作為股東之權利。

本公司利用一系列通訊工具，確保其股東緊貼主要業務發展，當中包括股東週年大會、年報、各種通告、公佈及通函。按股數投票表決之程序已載入隨附召開股東大會通告之本公司通函，並於股東大會由主席宣讀。

於2007年股東週年大會上，主席就重選董事等每項獨立事宜分開提呈決議案。董事局主席及審核委員會與薪酬委員會成員已出席2007年股東週年大會，解答股東提問。

總結

本公司深信，企業管治質素及水平反映本集團業務管理及營運質素。良好的企業管治可確保適當動用資金及有效分配資源，並保障股東利益。管理人員竭誠提倡良好的企業管治慣例，定當努力不懈，致力維持、加強及改善本集團企業管治水平及質素。

INTERNAL CONTROL

The Board has overall responsibilities for maintaining a sound and effective internal control system of the Group. The system includes a defined management structure with limits of authority, safeguard its assets against unauthorized use of disposition, ensures the maintenance of proper accounting records for the provision of reliable financial information for internal use or for publication, and ensures compliances with relevant laws and regulations. The system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss, and to manage the risks of failure in the Group's operational systems and in the achievement of the Group's objectives.

During the year, the Company has initiated a project to review the effectiveness of system of internal control including risk management system. The report and findings has been submitted to the Board and follow-up plan has been adopted based on recommendations.

SHAREHOLDER COMMUNICATION

The objective of shareholder communication is to provide our shareholders with detailed information about the Company so that they can exercise their rights as shareholders in an informed manner.

The Company uses a range of communication tools to ensure its shareholders are kept well informed of key business imperatives. These include annual general meeting, annual report, various notices, announcements and circulars. Procedure for voting by poll has been included in circular of the Company accompanying notice convening general meeting and has been read out by the chairman at the general meeting.

At the 2007 annual general meeting, a separate resolution was proposed by the Chairman in respect of each separate issue, including re-election of directors. The Chairman of the Board of Directors and members of Audit Committee and Remuneration Committee attended the 2007 annual general meeting to answer questions from shareholders.

CONCLUSION

The Company strongly believes that the quality and standard of corporate governance reflects the quality of the management and the operations of the Group's business. Good corporate governance can safeguard the proper use of funds and effective allocation of resources and to protect shareholders' interests. The management wholeheartedly advocated of the good practice in corporate governance and will try our best to maintain, strengthen and improve the standard and quality of the Group's corporate governance.

董事局仝人謹呈覽本公司及其附屬公司(統稱「本集團」)截至2008年3月31日止年度之年報及經審核之綜合財務報告。

The directors present their annual report and the audited consolidated financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 March 2008.

主要業務

本公司為一投資控股公司。本公司附屬公司之業務包括設計、製造及銷售範圍廣泛之電子產品及證券買賣。

PRINCIPAL ACTIVITIES

The Company is an investment holding company. Its subsidiaries are principally engaged in the design, manufacture and sale of a wide range of electronic products and securities trading.

業績及分配

截至2008年3月31日止年度之本集團業績載於第35頁之綜合損益表。

年內已向股東派付每股4.80港仙之中期股息合共37,938,000港元。董事局議決不建議派付截至2008年3月31日止年度之末期股息,並建議保留本年度之溢利。

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 March 2008 are set out in the consolidated income statement on page 35.

An interim dividend of HK4.80 cents per share amounting to HK$37,938,000 was paid to the shareholders during the year. The directors resolved not to recommend the payment of a final dividend for the year ended 31 March 2008 and propose that the profit for the year be retained.

投資物業

本集團投資物業於年內之變動情況載於綜合財務報告附註13內。

INVESTMENT PROPERTIES

Details of the movements during the year in the investment properties of the Group are set out in note 13 to the consolidated financial statements.

物業、廠房及設備

本年度,本集團為擴張業務而購入之物業、廠房及設備為48,593,000港元。有關本集團物業、廠房及設備於本年度內之變動及詳情,已載於綜合財務報告附註14內。

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired property, plant and equipment of HK$48,593,000 to expand its business. Details of the movements during the year in the property, plant and equipment of the Group are set out in note 14 to the consolidated financial statements.

股本

於本年內,本公司於香港聯合交易所有限公司(「聯交所」)購回共5,165,000股股份,董事認為當時公司股票交易價格以每股淨資產值折扣交易,回購股份會增加本公司之每股資產淨值。本公司亦因行使購股權而發行3,160,000股新股及發行4,776,214股新股作為以股代息。

年內之股本變動情況載於綜合財務報告附註32內。

SHARE CAPITAL

During the year, the Company repurchased a total of 5,165,000 of its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The directors considered that, as the Company's shares were trading at a discount to the net asset value per share, the repurchases would increase the net asset value per share of the Company. The Company also issued 3,160,000 new shares as a result of the exercise of share options and 4,776,214 new shares as scrip dividends.

Details of the movements during the year in the share capital are set out in note 32 to the consolidated financial statements.

本公司之可供分派儲備

根據1981百慕達公司法，除累計溢利外，本公司之實繳盈餘亦可分派予股東。惟本公司不能在下列情況從實繳盈餘中宣派或支付股息或作出分派：

(a) 作出分派後無法或將會無法償還到期之債務；或

(b) 其資產之可變現價值較負債、已發行股份及股份溢價之總和為低。

董事認為在結算日本公司可供分派之儲備包括實繳盈餘75,263,000港元(2007年：75,263,000港元)及累計溢利9,357,000港元(2007年：81,683,000港元)。

DISTRIBUTABLE RESERVES OF THE COMPANY

In addition to accumulated profits, under The Companies Act 1981 of Bermuda, contributed surplus is also available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

In the opinion of the directors, the Company's reserves available for distribution at the balance sheet date consisted of contributed surplus of HK$75,263,000 (2007: HK$75,263,000) and accumulated profits of HK$9,357,000 (2007: HK$81,683,000).

董事及董事服務合約

於本年度及截至本報告日期為止之董事如下：

執行董事：
劉錫康
劉錫淇
劉錫澳

非執行董事：
韓相田

獨立非執行董事：
何厚鏘
陳澤仲
卓育賢

DIRECTORS AND SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive directors:
Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Non-executive director:
Hon Sheung Tin, Peter

Independent non-executive directors:
Ho Hau Chong, Norman
Chan Chak Chung
Chuck Winston Calptor

董事及董事服務合約 – 續

劉錫澳先生、韓相田先生及何厚鏘先生將依照本公司之章程細則第82條於即將召開之股東週年大會上輪值告退，及有資格膺選連任。

此外，本公司主席兼董事總經理劉錫康先生根據升岡國際有限公司1989年公司法毋須輪值告退，惟將自願於即將召開之股東週年大會上退任董事職務，並膺選連任。

擬於即將召開之股東週年大會被提名膺選連任之任何董事，概無與本公司或其附屬公司訂有本集團不可於1年內毋須補償(法定賠償除外)而終止之服務合約。

獨立非執行董事之委任期限為2年直至2009年9月30日及依照本公司細則用輪值告退方法委任。

董事之合約利益及關連交易

於本年度內，劉錫康先生，本公司主要股東，為本集團之一項非上市持作買賣投資之減值提供個人擔保額達15,000,000港元(2007年：15,000,000港元)。

除上述披露者外，於本年結日或本年度任何時間內，本公司或其附屬公司並未與任何董事訂立重要合約而使彼等直接或間接地獲得重大利益。

DIRECTORS AND SERVICE CONTRACTS – continued

In accordance with the Company's Bye-law 82, Messrs. Andy Lau Sak Yuk, Peter Hon Sheung Tin and Norman Ho Hau Chong will retire from office by rotation and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

In addition, Mr. Philip Lau Sak Hong, who is the chairman and managing director of the Company and is not subject to the retirement by rotation pursuant to Starlight International Holdings Limited Company Act 1989, will voluntarily retire from his directorship at the forthcoming annual general meeting and offer himself for re-election.

None of the directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

Independent non-executive directors have been appointed for a term of two years until 30 September 2009 and are subject to retirement by rotation as required by the Company's Bye-laws.

DIRECTORS' INTERESTS IN CONTRACTS AND CONNECTED TRANSACTIONS

During the year, Mr. Lau Sak Hong, Philip, a substantial shareholder of the Company, has provided a personal guarantee to indemnify the Group for any impairment of an unlisted available-for-sale investment to the extent of HK$15 million (2007: HK$15 million).

Save as disclosed above, no contract of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事之證券權益

截至2008年3月31日，(a)根據證券及期貨條例(「證券及期貨條例」)第XV部第7及8分部之規定須知會本公司及聯交所(包括根據證券及期貨條例之定義，他們持有或被視為持有權益或淡倉)；或(b)根據證券及期貨條例第352條須記錄於本公司根據該條例而設之登記冊，或(c)根據聯交所證券上市規則(「上市規則」)之上市公司董事進行證券交易的標準守則(「標準守則」)另行通知本公司及聯交所，本公司各董事或主要行政人員於本公司及聯繫公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中之權益及淡倉如下：

DIRECTORS' INTERESTS IN SECURITIES

As at 31 March 2008, the interests and short positions of the directors or chief executive of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") to be notified to the Company and the Stock Exchange were as follows:

董事姓名	Name of director	長倉／淡倉 Long position/ short position	身份 Capacity	持股數目 Number of shares held	持股概約百分比 Approximate percentage of shareholding
執行董事：	Executive directors:				
劉錫康	Lau Sak Hong, Philip	長倉 Long position	實益擁有人 Beneficial owner	91,583,029	11.59%
			擁有被控股公司之權益 *(附註a)* Interest of controlled corporation *(note a)*	3,165,277	0.40%
			擁有被控股公司之權益 *(附註b)* Interest of controlled corporation *(note b)*	10,100,415	1.28%
			信託基金持有 *(附註c)* Held by trust *(note c)*	169,069,209	21.39%
				273,917,930	34.66%

董事之證券權益 – 續　　DIRECTORS' INTERESTS IN SECURITIES – continued

董事姓名	Name of director	長倉／淡倉 Long position/ short position	身份 Capacity	持股數目 Number of shares held	持股概約百分比 Approximate percentage of shareholding
執行董事：– 續	Executive directors: – continued				
劉錫淇	Lau Sak Kai, Anthony	長倉 Long position	實益擁有人 Beneficial owner	37,976,336	4.80%
			擁有被控股公司之權益 *(附註a)* Interest of controlled corporation *(note a)*	3,165,277	0.40%
			擁有被控股公司之權益 *(附註b)* Interest of controlled corporation *(note b)*	10,100,415	1.28%
				51,242,028	6.48%
劉錫澳	Lau Sak Yuk, Andy	長倉 Long position	實益擁有人 Beneficial owner	35,827,445	4.53%
			擁有被控股公司之權益 *(附註a)* Interest of controlled corporation *(note a)*	3,165,277	0.40%
			擁有被控股公司之權益 *(附註b)* Interest of controlled corporation *(note b)*	10,100,415	1.28%
				49,093,137	6.21%

董事之證券權益－續

DIRECTORS' INTERESTS IN SECURITIES – continued

董事姓名	Name of director	長倉／淡倉 Long position/ short position	身份 Capacity	持股數目 Number of shares held	持股概約百分比 Approximate percentage of shareholding
非執行董事：	Non-executive director:				
韓相田	Hon Sheung Tin, Peter	長倉 Long position	實益擁有人 Beneficial owner	206,769	0.03%
獨立非執行董事：	Independent non-executive director:				
卓育賢	Chuck Winston Calptor	長倉 Long position	實益擁有人 Beneficial owner	770,000	0.10%

附註：

(a) 該等股份乃透過由劉錫康、劉錫淇及劉錫澳（連同其他家族成員簡稱「劉氏家族」）全資實益擁有之公司K.K. Nominees Limited持有。

(b) 該等股份乃透過由劉氏家族全資實益擁有之公司Wincard Management Services Limited持有。

(c) 該等股份由一全權信託基金實益擁有之公司Philip Lau Holding Corporation直接或間接全資實益擁有，該全權信託基金之受益人包括劉錫康及其聯繫人士。

除上文所披露者及某些董事以本公司或其附屬公司受託人身份持有附屬公司之若干代理人股份外，於2008年3月31日並未有任何董事或主要行政人員於本公司或其聯繫公司（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有依據證券及期貨條例第XV部7及8分部規定須知會本公司及聯交所；或須記錄於本公司根據證券及期貨條例第352條須予存置之登記冊或根據標準守則須知會本公司及聯交所之權益。

Notes:

(a) These shares are held by K.K. Nominees Limited, a company which is wholly and beneficially owned by Lau Sak Hong, Philip, Lau Sak Kai, Anthony and Lau Sak Yuk, Andy (hereinafter collectively with other family members referred to as the "Lau's family").

(b) These shares are held by Wincard Management Services Limited, a company which is wholly and beneficially owned by the Lau's family.

(c) These shares are wholly and beneficially owned directly or indirectly by Philip Lau Holding Corporation, a company beneficially owned by a discretionary trust, the discretionary objects of which include Lau Sak Hong, Philip and his associates.

Save as disclosed above and other than certain nominee shares in subsidiaries held by directors in trust for the Company or its subsidiaries, as at 31 March 2008, none of the directors or chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO or as recorded in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

購股權

本公司之購股權

本公司於2002年9月12日舉行之股東特別大會上通過採用為期5年之購股權計劃(「舊計劃」)。主要目的在於鼓勵及獎勵參與者對本集團作出之貢獻。可參與該舊計劃人士包括員工、非執行董事、商品或服務供應商、顧客、諮詢人或顧問以及集團公司股東。

根據舊計劃所授出之購股權獲行使而可能發行之最高股份總數,不得超過已發行股份之10%,而整體已授出及可行使購股權股份數目不可超過不時已發行股份之30%。

於購股權授出之日的12個月內,各參與者(主要股東、獨立非執行董事及彼等各自之聯繫人士除外)行使購股權而發行及將予發行之股份總數不可超逾當時已發行股本之1%。

購股權可行使期限由董事局決定,惟不可於授出日起計超過5年。承授人可於購股權期限內任何時間行使購股權。

購股權之認購價由董事局決定,惟有關價格不得低過(i)於授予購股權當日,股份之收市價;(ii)授出日期前連續5個交易日股份平均收市價;或(iii)股份於授出日期之面值以最高者計算。

授出購股權之代價為1港元,該金額在任何情況下將不可退還。

SHARE OPTIONS

Share options of the Company

The Company has a share option scheme which was approved and adopted at the special general meeting of the Company held on 12 September 2002 (the "Old Scheme") for a period of 5 years. The primary purpose is to provide incentives or rewards to participants for their contribution to the Group. Eligible participants of the Old Scheme included any employees, non-executive directors, suppliers of goods or services, customers, advisors or consultants and shareholders of any member of the Group.

The maximum number of share options which might be issued upon exercise of all options to be granted under the Old Scheme must not, in aggregate, exceed 10% of the shares in issue while overall limit for all outstanding options granted and yet to be exercised should not exceed 30% of the shares in issue from time to time.

The total number of shares issued and to be issued upon exercise of the option granted to each participant (except substantial shareholder, independent non-executive director, or their respective associates) in any 12 month period up to the date of the grant should not exceed 1% of the shares in issue.

The period within which the shares should be taken up under an option was any period as determined by the Board, which should not be more than 5 years from the date on which the option was granted. The option might be exercised by the grantee at any time during the option period.

The subscription price of the share options was determined by the Board, but would be no less than the highest of (i) the closing price of the shares on the offer date; (ii) the average of the closing price of the shares of the 5 trading days immediately preceding the offer date; or (iii) the nominal value of the shares on the offer date.

The consideration for the grant was HK$1 and it would in no circumstance be refundable.

購股權 – 續

本公司之購股權 – 續

舊計劃已於2007年9月11日屆滿，其後，再不可根據舊計劃授出購股權。就根據舊計劃已授出之購股權而言，有關條文將仍然有效。根據舊計劃已授予本集團若干僱員之購股權於本年度內之變動情況如下：

SHARE OPTIONS – continued

Share options of the Company – continued

The Old Scheme expired on 11 September 2007 and thereafter, no more option could be granted pursuant to the Old Scheme. In respect of the options already granted under the Old Scheme, the provisions shall remain in force. The movements during the year of the share options granted to certain employees of the Group pursuant to the Old Scheme were as follows:

		購股權數目 Number of share options		
授予日期 Date of grant	行使價 Exercise price 港元 HK$	於2007年4月1日尚未行使 Outstanding as at 1.4.2007	本年度內行使 Exercised during the year	於2008年3月31日尚未行使 Outstanding as at 31.3.2008
10.10.2003	0.86	3,000,000	–	3,000,000
2.11.2004	0.814	2,500,000	(2,000,000)	500,000
5.1.2006	0.89	12,000,000	–	12,000,000
16.8.2006	1.15	500,000	(500,000)	–
13.11.2006	1.45	2,000,000	–	2,000,000
4.1.2007	1.66	820,000	(600,000)	220,000
1.2.2007	1.72	100,000	(60,000)	40,000
7.3.2007	1.93	3,000,000	–	3,000,000
		23,920,000	(3,160,000)	20,760,000

本年度內根據舊計劃，本公司沒有授出購股權。

No share options were granted pursuant to the Old Scheme during the year.

購股權 – 續
本公司之購股權 – 續
附註：

(a) 以上購股權由授出日起5年內行使。

(b) 本年度並無購股權失效或取消。

(c) 緊接行使購股權當日之前1日，加權平均收市價為每股1.05港元。

本公司於2008年1月15日舉行之股東特別大會上通過採用為期10年之新購股權計劃(「新計劃」)。主要目的在於表揚參與者之貢獻、招攬及挽留優秀僱員及吸引對本集團具有重要價值之人力資源。新計劃之合資格參與者包括本集團之全職僱員(包括董事，不論執行或非執行及不論獨立或非獨立)、供應商、諮詢人、代理及顧問。

根據新計劃所授出之購股權獲行使而可能發行之最高股份總數，不得超過新計劃採納於2008年1月15日採納日期之已發行股份之10%，而整體已授出及可行使購股權股份數目不可超過不時已發行股份之30%。

於購股權授出之日的12個月內，各參與者行使購股權而發行及將予發行之股份總數不可超逾當時已發行股本之1%，除非若干條件獲達成。

購股權可行使期限由董事局決定，惟不可於授出日起計超過10年。承授人可於購股權期限內任何時間行使購股權。

購股權之認購價由董事局決定，惟有關價格不得低過(i)於授予購股權當日，股份之收市價；(ii)授出日期前連續5個交易日股份平均收市價；或(iii)股份於授出日期之面值以最高者計算。

SHARE OPTIONS – continued
Share options of the Company – continued
Notes:

(a) The above options were granted for an exercise period of five years from the date of grant of the options.

(b) No option was lapsed or cancelled during the year.

(c) The weighted average closing price per share immediately before the dates on which the options were exercised was HK$1.05.

A new share option scheme (the "New Scheme") was approved and adopted at the special general meeting of the Company held on 15 January 2008 for a period of 10 years. The primary purpose is to recognise the contribution of participants and to recruit and retain high calibre employees and attract human resources that are valuable to the Group. Eligible participants of the New Scheme included any full time employees (including directors, whether executive or non-executive and whether independent or not), suppliers, consultants, agents and advisors of the Group.

The maximum number of shares options which may be issued upon exercise of all options to be granted under the New Scheme must not, in aggregate, exceed 10% of the shares in issue at the adoption date of the New Scheme on 15 January 2008 while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

The total number of shares issued and to be issued upon exercise of the option granted to each participant in any 12 months period up to the date of the grant shall not exceed 1% of the shares in issue unless certain conditions are fulfilled.

The period within which the shares must be taken up under an option is any period as determined by the Board, which shall not be more than 10 years from the date on which the option is granted. The option may be exercised by the grantee at any time during the option period.

The subscription price of the share options is determined by the Board, but will be no less than the highest of (i) the closing price of the shares on the offer date; (ii) the average of the closing price of shares on the 5 trading days immediately preceding the offer date; or (iii) the nominal value of the shares on the offer date.

購股權 – 續

授出購股權之代價為1港元，該金額在任何情況下將不可退還。

根據新計劃已授予本集團若干僱員之購股權變動情況如下：

SHARE OPTIONS – continued

The consideration for the grant is HK$1 and it will in no circumstance be refundable.

The movements of the share options granted to certain employees of the Group pursuant to the New Scheme were as follows:

授出日期 Date of grant	行使價 Exercise price 港元 HK$	年內已授出及於2008年3月31日尚未行使之購股權數目 Number of share options granted during the year and outstanding as at 31.3.2008
23.1.2008	1.042	150,000
28.1.2008	0.96	346,000
		496,000

本年度內，並無根據新計劃授出購股權予本公司董事。

No share options were granted to the directors of the Company pursuant to the New Scheme during the year.

附註：

(a) 以上購股權由授出日起10年內行使。

(b) 本年度並無購股權失效或取消。

(c) 緊接於2008年1月23日購股權授出日之前1日，收市價為每股0.84港元。

(d) 緊接於2008年1月28日購股權授出日之前1日，收市價為每股0.97港元。

Notes:

(a) The above options were granted for an exercise period of ten years from the date of grant of the options.

(b) No option was lapsed or cancelled during the year.

(c) The closing price per share immediately before 23 January 2008, the date on which the options were granted; was HK$0.84.

(d) The closing price per share immediately before 28 January 2008, the date on which the options were granted, was HK$0.97.

購股權 – 續

The Singing Machine Company, Inc.（「SMC」，本公司持有54.07%權益之附屬公司）之購股權。

SMC購股權計劃之詳情載於綜合財務報告附註33。

根據SMC計劃已授予本集團若干僱員之購股權之變動載列如下：

SHARE OPTIONS – continued

Share options of The Singing Machine Company, Inc. ("SMC"), a 54.07% owned subsidiary of the Company.

Particulars of the share option scheme of SMC are set out in note 33 to the consolidated financial statements.

The movements of the share options granted to certain employees of the Group pursuant to the SMC Scheme were as follows:

		購股權數目 Number of share options				
授出日期 Date of grant	行使價 Exercise price	於2007年4月1日尚未行使 Outstanding as at 1.4.2007	年內已授出 Granted during the year	年內已行使 Execised during the year	年內已沒收 Forfeited during the year	於2008年3月31日尚未行使 Outstanding as at 31.3.2008
2000年9月5日 5 September 2000	2.04	43,650	–	–	(7,500)	36,150
2002年9月11日 11 September 2002	11.09	30,000	–	–	–	30,000
2002年12月31日 31 December 2002	9.00	90,140	–	–	(1,000)	89,140
2003年3月7日 7 March 2003	5.60	30,000	–	–	–	30,000
2003年4月18日 18 April 2003	7.20	10,000	–	–	–	10,000
2003年12月19日 19 December 2003	1.97	39,600	–	–	(4,060)	35,540
2004年2月6日 6 February 2004	1.54	46,500	–	–	–	46,500
2004年3月29日 29 March 2004	1.20	20,000	–	–	–	20,000
2004年4月26日 26 April 2004	1.05	12,000	–	–	–	12,000
2004年11月29日 29 November 2004	0.75	60,000	–	–	–	60,000
2004年12月1日 1 December 2004	0.77	40,000	–	–	(20,000)	20,000
2005年5月9日 9 May 2005	0.60	207,000	–	–	(25,000)	182,000
2005年6月6日 6 June 2005	0.76	30,000	–	–	–	30,000
2006年1月20日 20 January 2006	0.34	30,000	–	–	–	30,000
2006年2月1日 1 Februry 2006	0.32	30,000	–	(30,000)	–	–
2006年3月31日 31 March 2006	0.32	80,000	–	–	–	80,000
2006年4月10日 10 April 2006	0.33	484,000	–	(117,515)	(30,000)	336,485
2007年3月31日 31 March 2007	0.93	100,000	–	–	(20,000)	80,000
2008年3月31日 31 March 2008	0.45	–	120,000	–	–	120,000
		1,382,890	120,000	(147,515)	(107,560)	1,247,815

購買股份或債券之安排

除上文披露之購股權外，本公司或其任何附屬公司於本年度內概無參與任何安排，使本公司董事能藉此認購本公司或其他任何法人團體之股份或債券而獲得利益。

ARRANGEMENT TO PURCHASE SHARES OR DEBENTURES

Other than share option holdings disclosed above, at no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

主要股東

於2008年3月31日，以下人士(除上述披露有關董事所持之權益外)持有本公司股份及相關股份百分之五或以上之股份權益，並已知會本公司及記錄於本公司按證券及期貨條例第XV部第336條規定而設置之主要股東權益及淡倉登記冊內：

SUBSTANTIAL SHAREHOLDERS

As at 31 March 2008, the following person, other than the interest disclosed above in respect of the directors, had interest in 5% or more in the shares and underlying shares of the Company have been notified to the Company and recorded in the register of substantial shareholders' interests in shares and short positions required to be kept under Section 336 of Part XV of the SFO:

姓名	Name	身份 Capacity	持有普通股份數目 Number of ordinary shares in which interested	佔已發行股本之百分比 % of total issued shares
李裕章	Lee Yu Chiang	實益擁有人 Beneficial owner	42,140,878	5.33%
Deutsche Bank Aktiengesellschaft	實益擁有人	86,681,000 Beneficial owner	10.97%	

除上述及「董事之證券權益」所述者外，於2008年3月31日，本公司根據《證券及期貨條例》第336條須予備存之登記冊中，並無記錄其他人士在本公司之股份中擁有任何權益或淡倉。

Save as mentioned above and in the section headed "Directors' Interests in Securities", as at 31 March 2008, the register maintained by the Company pursuant to Section 336 of the SFO recorded no other interests or short positions in shares of the Company.

購買、出售或贖回上市證券

本年度內，本公司在聯交所購回本公司股份詳情如下：

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company repurchased its shares on the Stock Exchange as follows:

月份	Month	購回每股0.40港元股份數目 Number of shares of HK$0.40 each repurchased	每股價格 Price per share 最低價 Lowest 港元 HK$	最高價 Highest 港元 HK$	總額 Aggregate consideration 千港元 HK$'000
2007年10月	October 2007	2,222,500	1.42	1.54	3,371
2007年11月	November 2007	2,942,500	1.43	1.52	4,333
		5,165,000			7,704

該等購回股份已全部註銷，而本公司已發行股本之面值亦相應減低。購回股份之溢價總額已在累計溢利中扣除。而相等於註銷股份面值則由累計溢利轉撥往股本贖回儲備。

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium on repurchase was charged against accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

本公司之附屬公司並無購買、出售或贖回任何本公司上市證券。

None of the Company's subsidiaries purchased, sold or redeemed any of the Company's listed securities.

股份優先購買權

儘管百慕達法例並無對優先購買權作出任何限制，本公司之公司細則亦無有關優先購買權之條文。

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-laws although there are no restrictions against such rights under the laws in Bermuda.

主要客戶與供應商

本集團最大及首5間最大之客戶之銷售總額分別佔本集團年內營業總額22.98%及62.98%。

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales attributable to the Group's largest customer and five largest customers accounted for 22.98% and 62.98% respectively of the Group's total turnover for the year.

本集團最大及首五大供應商之購貨額分別佔本集團年內購貨總額4.9%及19.5%。

The aggregate purchases attributable to the Group's largest supplier and five largest suppliers accounted for 4.9% and 19.5% respectively of the Group's total purchases for the year.

董事或其關聯人士或任何股東（據董事所知持有本公司股本多於5%）在五大客戶及供應商中並無持有任何權益。

None of the directors, their associates, or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's share capital) has any interest in the Group's five largest customers and suppliers.

薪酬政策

本集團僱員之薪酬政策乃基於僱員之表現、資歷及能力。董事之酬金由薪酬委員會參照本公司之營運業績、個別僱員表現及可比市場數據而釐定。概無任何董事或其任何聯繫人士以及高層僱員參與釐定本身薪酬。

本公司已採納一項購股權計劃作為對董事及合資格員工之獎勵，該計劃詳情列於綜合財務報告附註33。

年度之獨立確認書

本公司已接獲各獨立非執行董事根據上市規則第3.13條而發出之年度獨立確認書。本公司認為所有獨立非執行董事均為獨立人士。

充足公眾持股量

根據本公司所取得之公開資料及據董事所知悉，本公司於截至2008年3月31日止年度內一直維持上市規則規定不少於本公司已發行股份25%之充足公眾持股量。

核數師

有關重選德勤•關黃陳方會計師行為本公司核數師之決議案將於即將召開之股東週年大會上提呈。

承董事局命

主席
劉錫康

香港
2008年7月22日

EMOLUMENT POLICY

The emolument policy regarding the employees of the Group is based on their merit, qualifications and competence. The emoluments of the directors are reviewed by the Remuneration Committee, having regard to the Company's operating results, individual performance and comparable market statistics. No director or any of his associates, and executive is involved in dealing his own remuneration.

The Company has adopted share option schemes as an incentive to directors and eligible employees, details of the schemes are set out in note 33 to the consolidated financial statements.

ANNUAL CONFIRMATION OF INDEPENDENCE

The Company has received the annual confirmation of independence from each of the independent non-executive directors as required under Rule 3.13 of the Listing Rules. The Company considered all independent non-executive directors to be independent.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company, and within the knowledge of the directors, the Company has maintained a sufficient public float not less 25% of Company's issued shares as required under the Listing Rules throughout the year ended 31 March 2008.

AUDITOR

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as the auditor of the Company.

On behalf of the Board

Lau Sak Hong, Philip
CHAIRMAN

Hong Kong
22 July 2008

Deloitte.
德勤

致Starlight International Holdings Limited
(升岡國際有限公司)
(於百慕達註冊成立之有限公司)
全體股東

TO THE SHAREHOLDERS OF
STARLIGHT INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

本核數師行已完成審核列載於第35頁至第126頁升岡國際有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)的綜合財務報告,此綜合財務報告包括於2008年3月31日之綜合資產負債表,及截至該日止年度之綜合損益表、綜合權益變動表及綜合現金流量表,以及主要會計政策概要及其他附註解釋。

We have audited the consolidated financial statements of Starlight International Holdings Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 35 to 126, which comprise the consolidated balance sheet as at 31 March 2008, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

董事就綜合財務報告須承擔的責任

貴公司之董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港《公司條例》編製及真實而公平地列報該等綜合財務報告。這責任包括:設計、實施及維護與編製及真實與公平地列報綜合財務報告相關的內部控制,以使綜合財務報告不存在由於欺詐或錯誤而導致的重大錯誤陳述;選擇和應用適當的會計政策;及按情況下作出合理的會計估計。

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

核數師的責任

本行的責任是根據本行的審核對綜合財務報告作出意見,並按照百慕達《公司法》第90條僅向整體股東報告。除此以外,本行的報告書不可作其他用途。本行概不會就本報告書的內容,對任何其他人士負責或承擔法律責任。本行已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求本行遵守道德規範,並規劃及執行審核,以合理確定此等綜合財務報告是否不存有任何重大錯誤陳述。

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of The Companies Act of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

核數師的責任 – 續
審核涉及執行程序以獲取有關綜合財務報告所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致綜合財務報告存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實與公平地列報綜合財務報告相關的內部控制，以設計適當的審核程序，但並非為對公司的內部監控的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價綜合財務報告的整體列報方式。

本行相信，本行所獲得的審核憑證是充足和適當地為本行的審核意見提供基礎。

意見
本行認為，綜合財務報告均真實而公平地反映 貴公司與 貴集團於2008年3月31日的財務狀況及 貴集團截至該日止年度的溢利及現金流量，並已按照香港財務報告準則及香港《公司條例》的披露要求妥善編製。

德勤 • 關黃陳方會計師行
執業會計師

香港
2008年7月22日

AUDITOR'S RESPONSIBILITY – continued
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION
In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 31 March 2008 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
22 July 2008

CONSOLIDATED INCOME STATEMENT
綜合損益表

For the year ended 31 March 2008 截至2008年3月31日止年度

		附註 NOTES	2008 千港元 HK$'000	2007 千港元 HK$'000
營業額	Turnover	5	2,199,033	2,434,241
銷售成本	Cost of sales		(1,666,311)	(1,951,018)
毛利	Gross profit		532,722	483,223
其他收入	Other income	6	22,194	25,709
分銷成本	Distribution costs		(295,479)	(213,620)
行政費用	Administrative expenses		(168,461)	(170,154)
投資物業之公平價值增加	Increase in fair value of investment properties	13	27,531	3,322
衍生金融工具之公平價值增加	Increase in fair value of derivative financial instruments		2,599	3,576
指定為按公平值計入損益之金融資產之公平價值（減少）增加	(Decrease) increase in fair value of financial assets designated at fair value through profit or loss		(2,167)	1,120
持作買賣之投資之公平價值（減少）增加	(Decrease) increase in fair value of investments held for trading		(7,976)	1,949
已確認可供出售投資之減值虧損	Impairment loss recognised in respect of available-for-sale investments		-	(150)
被視作出售附屬公司部份權益之溢利	Gain on deemed partial disposal of a subsidiary	37	279	10,194
出售附屬公司之溢利	Gain on disposal of a subsidiary	38	-	99
融資成本	Finance costs	7	(47,590)	(26,975)
應佔聯營公司溢利	Share of profits of associates		373	1,613
除税前溢利	Profit before taxation	8	64,025	119,906
税項	Taxation	10	(18,531)	(9,715)
本年度溢利	Profit for the year		45,494	110,191
下列人士應佔：	Attributable to:			
本公司股東	Shareholders of the Company		45,914	105,196
少數股東權益	Minority interests		(420)	4,995
			45,494	110,191
年內已確認分派之股息	Dividends recognised as distribution during the year			
－2008年中期股息每股4.8港仙（2007年：4.5港仙）	– Interim dividend for 2008 of HK4.8 cents (2007: HK4.5 cents) per share		37,938	34,466
－2007年末期股息每股3.5港仙（2007年：2006年末期股息3港仙）	– Final dividend for 2007 of HK3.5 cents (2007: final dividend for 2006 of HK3 cents) per share		27,677	22,735
			65,615	57,201
建議末期股息每股零港仙（2007年：3.5港仙）	Proposed final dividend of nil per share (2007: HK3.5 cents)	11	-	27,677
			港仙 HK cents	港仙 HK cents
每股盈利	Earnings per share	12		
一基本	– Basic		5.81	13.8
一攤薄	– Diluted		5.75	13.5

CONSOLIDATED BALANCE SHEET
綜合資產負債表

At 31 March 2008 於2008年3月31日

		附註 NOTES	2008 千港元 HK$'000	2007 千港元 HK$'000
非流動資產	Non-current assets			
投資物業	Investment properties	13	108,652	81,121
物業、廠房及設備	Property, plant and equipment	14	298,575	305,842
預付租賃款項	Prepaid lease payments	15	65,062	4,136
產品發展成本	Product development costs	16	607	954
商譽	Goodwill	17	27,671	25,494
應佔聯營公司權益	Interest in associates	19	8,573	8,200
可供出售之投資	Available-for-sale investments	20	24,052	24,075
遞延税項資產	Deferred tax assets	31	7,542	1,263
收購土地使用權之訂金	Deposit for acquisition of land use rights		–	14,711
			540,734	465,796
流動資產	Current assets			
存貨	Inventories	22	543,606	451,244
應收賬項、按金及預付款項	Debtors, deposits and prepayments	23	269,025	343,704
預付租賃款項	Prepaid lease payments	15	1,386	121
應收關連人士賬款	Amounts due from related parties	24	–	17,196
應收聯營公司賬項	Amounts due from associates	25	3,989	3,989
可收回税項	Taxation recoverable		9,852	11,659
持作買賣之投資	Investments held for trading	26	20,381	25,613
衍生金融工具	Derivative financial instruments	21	120	480
指定為按公平值計入損益之金融資產	Financial assets designated at fair value through profit or loss	21	8,149	20,795
銀行結存及現金	Bank balances and cash	27	77,068	92,401
			933,576	967,202
流動負債	Current liabilities			
應付賬項及應計費用	Creditors and accrued charges	28	176,212	273,829
應付聯營公司賬項	Amount due to an associate	25	2,809	2,809
衍生金融工具	Derivative financial instruments	21	518	438
應付税項	Taxation payable		16,603	4,752
1年內到期之貸款	Borrowings – due within one year	29	430,160	329,515
銀行透支	Bank overdrafts	30	8,171	1,722
			634,473	613,065
流動資產淨值	Net current assets		299,103	354,137
總資產減流動負債	Total assets less current liabilities		839,837	819,933
非流動負債	Non-current liabilities			
遞延税項負債	Deferred tax liabilities	31	5,171	7,583
於1年後到期之貸款	Borrowings – due after one year	29	34,890	–
			40,061	7,583
資產淨值	Net Assets		799,776	812,350

At 31 March 2008 於2008年3月31日

		附註 NOTE	2008 千港元 HK$'000	2007 千港元 HK$'000
股本及儲備	Capital and reserves			
股本	Share capital	32	**316,151**	315,043
儲備	Reserves		**465,588**	482,074
本公司股東應佔權益	Equity attributable to shareholders of the Company		**781,739**	797,117
上市附屬公司之購股權儲備	Share option reserve of a listed subsidiary		**253**	66
少數股東權益	Minority interests		**17,784**	15,167
總權益	Total equity		**799,776**	812,350

第35頁至第126頁所載之綜合財務報告，經於2008年7月22日由董事局核准及授權刊發，並由下列董事代表簽署：

The consolidated financial statements on pages 35 to 126 were approved and authorised for issue by the Board of Directors on 22 July 2008 and are signed on its behalf by:

劉錫康
Lau Sak Hong, Philip
主席兼董事總經理
CHAIRMAN AND MANAGING DIRECTOR

劉錫淇
Lau Sak Kai, Anthony
董事
DIRECTOR

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

綜合權益變動表

For the year ended 31 March 2008 截至2008年3月31日止年度

		股本 Share capital 千港元 HK$'000	股份溢價 Share premium 千港元 HK$'000	合併儲備 Merger reserve 千港元 HK$'000	商譽儲備 Goodwill reserve 千港元 HK$'000	投資重估儲備 Investment revaluation reserve 千港元 HK$'000	其他物業重估儲備 Other property revaluation reserve 千港元 HK$'000	換算儲備 Translation reserve 千港元 HK$'000	購股權儲備 Share option reserve 千港元 K$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	累計溢利 Accumulated profits 千港元 HK$'000	本公司股東應佔權益 Equity attributable to shareholders of the Company 千港元 HK$'000	上市附屬公司之購股權儲備 Share option reserve of a listed subsidiary 千港元 HK$'000	少數股東權益 Minority interests 千港元 HK$'000	總計 Total 千港元 HK$'000
於2006年4月1日	At 1 April 2006	304,352	84,187	37,138	(3,688)	(35)	2,007	12,208	3,392	50,303	237,313	727,177	-	1,517	728,694
可供出售投資公平值減少	Decrease in fair value of available-for-sale investments	-	-	-	-	(24)	-	-	-	-	-	(24)	-	-	(24)
兌換海外業務所產生之匯兌差額	Exchange difference arising on translation of foreign operations	-	-	-	-	-	-	(2,482)	-	-	-	(2,482)	-	818	(1,664)
收入及支出之淨額在股本權益直接確認	Net income and expense recognised directly in equity	-	-	-	-	(24)	-	(2,482)	-	-	-	(2,506)	-	818	(1,688)
本年度溢利	Profit for the year	-	-	-	-	-	-	-	-	-	105,196	105,196	-	4,995	110,191
本年度總確認收入及支出	Total recognised income and expense for the year	-	-	-	-	(24)	-	(2,482)	-	-	105,196	102,690	-	5,813	108,503
		304,352	84,187	37,138	(3,688)	(59)	2,007	9,726	3,392	50,303	342,509	829,867	-	7,330	837,197
收購附屬公司額外權益	Acquisition of additional interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	531	531
附屬公司少數股東出資	Capital contribution from minority shareholders of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	20,499	20,499
被視為出售附屬公司部份權益	Deemed partial disposal of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(13,193)	(13,193)
確認以權益結算以股份支付之付款	Recognition of equity-settled share-based payments	-	-	-	-	-	-	-	2,500	-	-	2,500	66	-	2,566
因行使購股權發行之股份	Issue of shares upon exercise of share options	12,174	16,206	-	-	-	-	-	(2,127)	-	-	26,253	-	-	26,253
購回股份	Repurchase of shares	(1,483)	-	-	-	-	-	-	-	1,483	(4,302)	(4,302)	-	-	(4,302)
已付股息	Dividends paid	-	-	-	-	-	-	-	-	-	(57,201)	(57,201)	-	-	(57,201)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

綜合權益變動表

For the year ended 31 March 2008 截至2008年3月31日止年度

		股本 Share capital 千港元 HK$'000	股份溢價 Share premium 千港元 HK$'000	合併儲備 Merger reserve 千港元 HK$'000	商譽儲備 Goodwill reserve 千港元 HK$'000	投資重估儲備 Investment revaluation reserve 千港元 HK$'000	其他物業重估儲備 Other property revaluation reserve 千港元 HK$'000	換算儲備 Translation reserve 千港元 HK$'000	購股權儲備 Share option reserve 千港元 K$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	累計溢利 Accumulated profits 千港元 HK$'000	本公司股東應佔權益 Equity attributable to shareholders of the Company 千港元 HK$'000	上市附屬公司之購股權儲備 Share option reserve of a listed subsidiary 千港元 HK$'000	少數股東權益 Minority interests 千港元 HK$'000	總計 Total 千港元 HK$'000
於2007年3月31日	At 31 March 2007	315,043	100,393	37,138	(3,688)	(59)	2,007	9,726	3,765	51,786	281,006	797,117	66	15,167	812,350
可供出售投資公平值減少	Decrease in fair value of available-for-sale investments	-	-	-	-	(23)	-	-	-	-	-	(23)	-	-	(23)
兌換海外業務所產生之匯兌差額	Exchange difference arising on translation of foreign operations	-	-	-	-	-	-	(147)	-	-	-	(147)	-	513	366
收入及支出之淨額在股本權益直接確認	Net income and expense recognised directly in equity	-	-	-	-	(23)	-	(147)	-	-	-	(170)	-	513	343
本年度溢利	Profit for the year	-	-	-	-	-	-	-	-	-	45,914	45,914	-	(420)	45,494
本年度總確認收入及支出	Total recognised income and expense for the year	-	-	-	-	(23)	-	(147)	-	-	45,914	45,744	-	93	45,837
		315,043	100,393	37,138	(3,688)	(82)	2,007	9,579	3,765	51,786	326,920	842,861	66	15,260	858,187
收購附屬公司額外權益	Acquisition of additional interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	2,183	2,183
附屬公司少數股東注資	Capital contribution from minority shareholders of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	626	626
被視為出售附屬公司部份權益	Deemed partial disposal of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(265)	(265)
確認以權益結算以股份支付之付款	Recognition of equity-settled share-based payments	-	-	-	-	-	-	-	125	-	-	125	187	-	312
因行使購股權發行之股份	Issue of shares upon exercise of share options	1,264	2,376	-	-	-	-	-	(337)	-	-	3,303	-	-	3,303
發行股份作為以股代息	Issue of shares as scrip dividend	1,910	6,859	-	-	-	-	-	-	-	(8,769)	-	-	-	-
購回股份	Repurchase of shares	(2,066)	-	-	-	-	-	-	-	2,066	(7,704)	(7,704)	-	-	(7,704)
已付股息	Dividends paid	-	-	-	-	-	-	-	-	-	(56,846)	(56,846)	-	-	(56,846)
於2008年3月31日	At 31 March 2008	316,151	109,628	37,138	(3,688)	(82)	2,007	9,579	3,553	53,852	253,601	781,739	253	17,784	799,776

CONSOLIDATED CASH FLOW STATEMENT

綜合現金流量表

For the year ended 31 March 2008 截至2008年3月31日止年度

		2008 千港元 HK$'000	2007 千港元 HK$'000
營運產生之現金	Cash flows from operating activities		
除税前溢利	Profit before taxation	64,025	119,906
調整：	Adjustments for:		
應佔聯營公司溢利	Share of profits of associates	(373)	(1,613)
產品發展成本攤銷	Amortisation of product development costs	347	346
撥回預付租賃款項	Release of prepaid lease payments	1,070	121
物業、廠房及設備折舊	Depreciation of property, plant and equipment	55,198	52,542
投資物業公平價值增加	Increase in fair value of investment properties	(27,531)	(3,322)
持作買賣投資之公平值減少(增加)	Decrease (increase) in fair value of investments held for trading	7,976	(1,949)
衍生金融工具之公平值增加	Increase in fair value of derivative financial instruments	(2,599)	(3,576)
指定為按公平值計入損益之金融資產之公平值減少(增加)	Decrease (increase) in fair value of of financial assets designated at fair value through profit or loss	2,167	(1,120)
持作買賣投資之股息收益	Dividend income from investments held for trading	(1,434)	(1,091)
回購股份經紀佣金	Brokerage expenses on redemption of shares	44	23
股本結算之股份付款	Share-based payments	312	2,566
銀行及其他貸款利息	Interest on bank and other borrowings	47,590	26,975
利息收入	Interest income	(4,342)	(1,468)
已確認可供出售投資之減值虧損	Impairment loss recognised in respect of available-for-sale investments	–	150
可供出售物業之減值虧損	Impairment loss on properties for sale	–	356
出售物業、廠房及設備之(收益)虧損	(Gain) loss on disposal of property, plant and equipment	(10)	155
陳舊及滯銷之存貨撥備淨額	Net allowance for obsolete and slow-moving inventories	1,648	4,057
呆賬撥備	Allowance for doubtful debts	5,961	4,489
被視為出售附屬公司部份權益之溢利	Gain on deemed partial disposal of a subsidiary	(279)	(10,194)
出售附屬公司之溢利	Gain on disposal of a subsidiary	–	(99)
集團公司往來賬匯率變動之影響	Effect of foreign exchange rate change on inter-company balances	353	(1,700)
營運資本變動前之營運產生現金流入	Operating cash flows before movement in working capital	150,123	185,554
存貨增加	Increase in inventories	(94,010)	(66,788)
應收賬款、按金及預付款項減少(增加)	Decrease (increase) in debtors, deposits and prepayments	68,718	(41,358)
應收聯營公司賬項增加	Increase in amounts due from associates	–	(1,049)
持作買賣投資(增加)減少	(Increase) decrease in investments held for trading	(2,744)	4,103
衍生金融工具減少	Decrease in derivative financial instruments	3,039	3,080
指定為按公平值計入損益之金融資產(減少)增加	Decrease (increase) in financial assets designated at fair value through profit or loss	10,479	(15,016)
應付賬款及應計費用減少	Decrease in creditors and accrued charges	(97,617)	(12,054)
營運產生之現金	Cash generated from operations	37,988	56,472
持作買賣投資之股息收入	Dividend income from investments held for trading	1,434	1,091
香港利得税支付	Hong Kong Profits Tax paid	(10,165)	(8,961)
其他地區税項支出	Taxation in other jurisdictions paid	(6,239)	(9,744)
其他地區税項退回	Taxation in other jurisdictions refunded	2,840	385
經營業務所得之現金淨額	Net cash from operating activities	25,858	39,243

For the year ended 31 March 2008 截至2008年3月31日止年度

		附註 NOTES	2008 千港元 HK$'000	2007 千港元 HK$'000
投資活動現金流	Cash flows from investing activities			
關連人士還款（墊款予關連人士）	Repayment from (advances to) related parties		17,196	(17,196)
出售物業、廠房及設備所得款項	Proceeds from disposal of property, plant and equipment		685	9
已收利息	Interest received		4,342	1,468
購買物業、廠房及設備	Purchase of property, plant and equipment		(48,593)	(59,675)
預付租賃款項	Prepaid lease payments made		(48,550)	–
已收聯營公司股息	Dividend received from an associate		–	2,114
收購附屬公司	Acquisition of subsidiaries	36	–	1,310
收購土地使用權之按金付款	Payment of deposit for acquisition of land use rights		–	(14,711)
於聯營公司之投資	Investment in an associate		–	(7,000)
購買投資物業	Purchase of investment properties		–	(813)
出售附屬公司	Disposal of a subsidiary	38	–	(478)
投資業務所用之現金淨額	Net cash used in investing activities		(74,920)	(94,972)
融資活動現金流	Cash flows from financing activities			
短期貸款流入之現金淨額	Net cash inflow from short term loans		56,867	104,511
新增銀行貸款	Bank loan raised		50,000	–
信托收據及入口貸款及具追索權貼現票據相關貸款之現金淨流入	Net cash inflow from trust receipts and import loans and loans related to bills discounted with recourse		18,037	32,561
債權貼現貸款流入（流出）淨額	Net cash inflow (outflow) from debt factoring loans		11,853	(28,349)
因行使購股權而發行股份之所得款項	Proceeds from issue of shares upon exercise of share options		3,303	26,253
附屬公司少數股東注資	Capital contribution from minority shareholders of a subsidiary		626	20,499
已支付股息	Dividends paid		(56,846)	(57,201)
已付銀行及其他貸款利息	Interest on bank and other borrowings paid		(47,590)	(26,975)
購回股份包括佣金費用	Repurchases of shares including brokerage expenses		(7,748)	(4,325)
償還銀行貸款	Repayment of bank loan		(1,222)	–
融資活動獲得之現金淨額	Net cash from financing activities		27,280	66,974
現金及現金等值之（減少）增加淨額	Net (decrease) increase in cash and cash equivalents		(21,782)	11,245
年初現金及現金等值金額	Cash and cash equivalents at beginning of the year		90,679	79,434
年終現金及現金等值金額	Cash and cash equivalents at end of the year		68,897	90,679
代表：	Represented by:			
銀行結存及現金	Bank balances and cash		77,068	92,401
銀行透支	Bank overdrafts		(8,171)	(1,722)
			68,897	90,679

1. 概述

本公司為於百慕達註冊成立之獲豁免有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司之註冊辦事處地址及主要營業地點於本年報公司資料內披露。

綜合財務報告乃按本公司之功能貨幣港元呈列。

本公司為投資控股公司，其主要附屬公司從事設計、製造及銷售範圍廣泛之電子產品及證券買賣之業務。

1. GENERAL

The Company is an exempted company incorporated in Bermuda with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed in the corporate information section of the annual report.

The consolidated financial statements are presented in Hong Kong dollars which is the functional currency of the Company.

The Company is an investment holding company. Its principal subsidiaries are engaged in the design, manufacture and sale of a wide range of electronic products and securities trading.

2. 採納新增及經修訂之香港財務報告準則

本集團於本年度首次應用香港會計師公會頒佈之多項新增或經修訂之香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)、修訂或詮釋(「詮釋」)(下文統稱「新訂香港財務報告準則」)，該等準則於本集團2007年4月1日開始之會計期間生效。採納新訂香港財務報告準則並無對本會計年度或過往會計年度所編製及呈列之業績及財務狀況造成重大影響。因此，毋須作出去年調整。

本集團已追溯應用香港會計準則第1號(修訂本)「資本披露」及香港財務報告準則第7號「金融工具：披露」之披露規定。於去年根據香港會計準則第32號「金融工具：披露及呈列」規定呈列的若干資料已被刪除，而根據香港會計準則第1號(修訂本)及香港財務報告準則第7號規定的相關比較資料已於本年度首次呈列。

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new and revised Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs"), amendment, or Interpretations ("INTs") (hereinafter collectively referred to as the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for the Group's accounting periods beginning 1 April 2007. The adoption of the new HKFRSs has no material effect on how the results and financial position for the current or prior accounting years are prepared and presented. Accordingly, no prior year adjustment has been required.

The Group has applied the disclosure requirements under HKAS 1 (Amendment) "Capital disclosures" and HKFRS 7 "Financial instruments: Disclosures" retrospectively. Certain information presented in prior year under the requirements of HKAS 32 "Financial instruments: Disclosure and presentation" has been removed and the relevant comparative information based on the requirements of HKAS 1 (Amendment) and HKFRS 7 has been presented for the first time in the current year.

2. 採納新增及經修訂之香港財務報告準則 – 續

本集團並無提前應用下列已頒佈但尚未生效之新增及經修訂準則、修訂或詮釋。

香港會計準則第1號(經修訂)	財務報告之呈列[1]
香港會計準則第23號(經修訂)	借貸成本[1]
香港會計準則第27號(經修訂)	綜合及獨立財務報告[2]
香港會計準則第32號及第1號(修訂本)	清盤產生之可沽售金融工具及責任[1]
香港財務報告準則第2號(修訂本)	歸屬條件及取消[1]
香港財務報告準則第3號(經修訂)	業務合併[2]
香港財務報告準則第8號	經營分類[1]
香港(國際財務報告詮釋委員會)-詮釋第12號	特許服務權安排[3]
香港(國際財務報告詮釋委員會)-詮釋第13號	長期客戶優惠計劃[4]
香港(國際財務報告詮釋委員會)-詮釋第14號	香港財務報告準則第19號-界定福利資產的限制、最低資金要求及兩者的互動關係[3]

1 於2009年1月1日或之後開始之年度期間生效。

2 於2009年7月1日或之後開始之年度期間生效。

3 於2008年1月1日或之後開始之年度期間生效。

4 於2008年7月1日或之後開始之年度期間生效。

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS – continued

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of financial statements [1]
HKAS 23 (Revised)	Borrowing costs [1]
HKAS 27 (Revised)	Consolidated and separate financial statements [2]
HKAS 32 & HKAS 1 (Amendments)	Puttable financial instruments and obligations arising on liquidation [1]
HKFRS 2 (Amendment)	Vesting conditions and cancellations [1]
HKFRS 3 (Revised)	Business combinations [2]
HKFRS 8	Operating segments [1]
HK(IFRIC)* – INT 12	Service concession arrangements [3]
HK(IFRIC) – INT 13	Customer loyalty programmes [4]
HK(IFRIC) – INT 14	HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction [3]

1 Effective for annual periods beginning on or after 1 January 2009.

2 Effective for annual periods beginning on or after 1 July 2009.

3 Effective for annual periods beginning on or after 1 January 2008.

4 Effective for annual periods beginning on or after 1 July 2008.

* IFRIC represents the International Financial Reporting Interpretations Committee.

2. 採納新增及經修訂之香港財務報告準則 — 續

採用香港財務報告準則第3號(經修訂)可能影響收購日期為2009年7月1日或以後開始之首個年度報告期開始之日或以後之業務合併之會計方法。香港會計準則第27號(經修訂)將影響不會導致失去控制權之母公司於附屬公司權益變動之會計處理，該等變動將會列作權益交易。本公司董事預期應用其他新訂或經修訂準則、修訂本或詮釋對本集團之業績或財務狀況並無重大影響。

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS – continued

The adoption of HKFRS 3 (Revised) may affect the accounting treatment for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. HKAS 27 (Revised) will affect the accounting treatment for changes in a parent's ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as equity transactions. The directors of the Company anticipate that the application of the other new or revised standards, amendments or interpretations will have no material impact on the results or financial position of the Group.

3. 主要會計政策

除若干物業及金融工具按重估金額或公平值計量(詳情見下文所載會計政策)外，綜合財務報告乃以歷史成本法編製。

綜合財務報告乃根據香港會計師公會頒佈之香港財務報告準則編製。此外，綜合財務報告包括聯交所證券上市規則及香港公司條例規定之適用披露。

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and the Hong Kong Companies Ordinance.

綜合賬目基準

綜合財務報告包括本公司及受其控制之實體(其附屬公司)之財務報告。倘本公司有權控制該實體之財務及經營政策，以從其活動中獲取利益，則視為擁有控制權。

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

3. 主要會計政策 — 續

綜合賬目基準 — 續

於本年度內所收購或出售之附屬公司業績乃自收購生效日期起或截至出售生效日期止(按適用情況而定)計入綜合收益表。

收購附屬公司額外權益不會導致控制權變動,因此不屬於香港財務報告準則第3號「業務合併」所界定之業務合併。收購成本超出所收購額外權益之附屬公司資產及負債賬面值之款項則確為商譽。

所有集團內公司間交易、結餘、收入及開支已於綜合賬目時抵銷。

於綜合附屬公司資產淨值之少數股東權益與本集團之應佔綜合附屬公司權益分開呈列。資產淨值之少數股東權益包括於原有業務合併日期有關權益金額,以及自合併日期以來少數股東應佔權益變動。少數股東應佔虧損超過少數股東應佔附屬公司權益之差額分配予本集團權益,惟少數股東有具約束力之責任並有能力作出額外投資以彌補該等虧損則除外。

業務合併

收購附屬公司以購買法入賬。收購成本按於交換日期給予資產之公平值、所產生或承擔之負債及本集團為換取所收購公司之控制權而發行之股本票據之總和計量,另加業務合併直接應佔之任何成本。根據香港財務報告準則第3號,符合確認條件之所收購公司之可識別資產、負債及或然負債,於收購日期按公平值確認。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Basis of consolidation – continued

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Acquisition of additional interests of subsidiaries does not fall within the definition of business combination under HKFRS 3 "Business combinations" as the acquisition does not result in a change in control. The excess of the cost of acquisition over the carrying amount of assets and liabilities of the subsidiary attributable to the additional interest acquired is recognised as goodwill.

All intra-company transactions, balances, income and expenses within the Group are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations

The acquisition of businesses is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 are recognised at their fair values at the acquisition date.

3. 主要會計政策 – 續

業務合併 – 續

收購產生之商譽乃確認為資產，初步按成本計量，即業務合併成本超過本集團於已確認之可識別資產、負債及或然負債公平淨值之權益的數額。於重估後，倘本集團於所收購公司之可識別資產、負債及或然負債之公平淨值之權益超過業務合併成本，則超出之數額即時於損益內確認。

所收購公司之少數股東權益初步按少數股東所佔已確認資產、負債及或然負債之公平淨值比例計量。

商譽

於2005年1月1日前因收購所產生商譽

協議日期為2005年1月1日前收購其他實體之資產淨值及業務所產生之商譽，乃指收購成本超出本集團於收購當日在有關附屬公司可識別資產及負債公平值權益之差額。

於2001年4月1日前因收購產生之商譽繼續撥入儲備，並將於出售與該商譽有關之業務或與該商譽有關之現金產生單位出現減值時，轉撥至累計溢利。

就於2001年4月1日後因收購其他實體之資產淨值及業務所產生已撥充資本之商譽而言，本集團自2005年4月1日起已終止攤銷，而有關商譽會每年及於有跡象顯示與商譽相關之現金產生單位可能出現減值時檢測減值（詳見下文會計政策）。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Business combinations – continued

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Goodwill

Goodwill arising on acquisition prior to 1 January 2005

Goodwill arising on an acquisition of net assets and operations of another entity for which the agreement date is before 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant acquiree at the date of acquisition.

Goodwill arising on acquisition prior to 1 April 2001 continues to be held in reserves, and will be transferred to the accumulated profits at the time when the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

For previously capitalised goodwill arising on acquisitions of net assets and operations of another entity after 1 April 2001, the Group has discontinued amortisation from 1 April 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired (see the accounting policy below).

3. 主要會計政策 – 續

商譽 – 續

於2005年1月1日或之後因收購所產生

協議日期為2005年1月1日或之後收購業務所產生商譽，乃指收購成本超出本集團於收購當日在有關附屬公司可識別資產、負債及或然負債公平價值權益的差額。有關商譽按成本值減任何累計減值虧損列賬。

收購附屬公司所產生已撥充資本之商譽於綜合資產負債表分開呈列。

就檢測減值而言，收購所產生商譽分配予預期會受惠於收購協同效益之各相關現金產生單位或現金產生單位組別。獲分配商譽之現金產生單位會每年及於有跡象顯示有關單位可能出現減值時檢測減值。就於財政年度內進行收購所產生商譽而言，獲分配商譽之現金產生單位會於該財政年度結束前檢測減值。當現金產生單位之可收回金額少於該單位賬面值時，減值虧損會首先分配至減少該單位獲分配之任何商譽賬面值，繼而以該單位內各資產之賬面值為基準按比例分配至該單位內其他資產。任何商譽減值虧損於綜合收益表直接確認。商譽減值虧損不會於往後期間撥回。

其後出售有關現金產生單位時，在釐定其出售溢利或虧損時須計入應佔已撥充資本商譽。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Goodwill – continued

Goodwill arising on acquisition on or after 1 January 2005

Goodwill arising on an acquisition of a business for which the agreement date is on or after 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a business is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of the relevant cash-generating unit, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

3. 主要會計政策 － 續

於聯營公司之權益

聯營公司指投資者對其擁有重大影響力之實體，且不屬於附屬公司或於合營公司之權益。

聯營公司之業績及資產與負債按權益法列入此綜合財務報告。根據權益法，於聯營公司之投資於綜合資產負債表按成本列賬，並就本集團應佔聯營公司資產淨值之收購後變動調整，減除任何已確定減值虧損。當本集團應佔聯營公司之虧損相等於或超出其於該聯營公司之權益，本集團則不再確認其應佔虧損。額外之應佔虧損均予撥備，且只在本集團已引致法定或推定債務或已代表該聯營公司支付款項之情況下始確認為負債。

收購成本超出於收購日期本集團應佔聯營公司之可識別資產、負債及或然負債淨公平值之任何差額，乃確認作商譽。商譽會計入該項投資之賬面值並作為投資項目一部份評估有否減值。已識別之減值虧損將予確認並首先計入商譽。

倘集團實體與本集團聯營公司進行交易，溢利與虧損按本集團於有關聯營公司之權益撇銷。

收入確認

收入按已經或應可收取之代價公平值計算，指於日常業務中出售貨品及提供服務之應收金額，並扣除折扣及銷售相關税項。

貨品銷售於貨品已付運及擁有權已轉移時確認。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Interest in associates

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Revenue recognition

Revenue is measured at fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes.

Revenue from sales of goods is recognised when goods are delivered and title has been passed.

3. 主要會計政策 — 續

收入確認 — 續

金融資產(不包括按公平值計入損益之金融資產)之利息收益於參考未償還本金額後按適用實際利率以時間基準累計。適用實際利率乃透過金融資產預計年期將估計日後收取之現金實際貼現至該項資產賬面淨值之利率。

投資(不包括按公平值計入損益之金融資產)產生之股息收益於本集團收取該款項之權利確立時確認。

佣金收益於提供服務時確認。

物業、廠房及設備

物業、廠房及設備(包括用作生產或供應貨品或服務或作行政用途所持有之土地及樓宇)按成本值或重估款項減其後累計折舊及累計減值虧損入賬。

本集團應用香港會計準則第16號「物業、廠房及設備」第80A段之過渡豁免,故毋須按規定定期重估本集團按1995年9月30日前重估金額列賬之土地及樓宇,因而並無進一步重估此等土地及樓宇。於1995年9月30日前,重估此等資產所產生重估增加計入重估儲備。此等資產價值任何日後減少將列作開支處理,惟以超逾早前重估相同資產有關之重估儲備結餘(如有)為限。倘其後出售或廢棄重估資產,相關重估盈餘轉撥至累計溢利。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Interest income from a financial asset excluding financial assets at fair value through profit or loss is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments excluding financial assets at fair value through profit or loss is recognised when the Group's right to receive payment has been established.

Commission income is recognised when services are rendered.

Property, plant and equipment

Property, plant and equipment including land and buildings held for use in the production or supply of goods or services, or for administrative purposes, other than construction in progress, are stated at cost or revalued amounts less subsequent accumulated depreciation and accumulated impairment losses.

Advantage has been taken of the transitional relief provided by paragraph 80A of HKAS 16 "Property, plant and equipment" from the requirement to make regular revaluation of the Group's land and buildings which had been carried at revalued amounts prior to 30 September 1995, and accordingly no further revaluation of land and buildings is carried out. Prior to 30 September 1995, the revaluation increase arising on the revaluation of these assets was credited to the other property revaluation reserve. Any future decreases in value of these assets will be dealt with as an expense to the extent that they exceed the balance, if any, on the other property revaluation reserve relating to a previous revaluation of the same asset. On the subsequent sale or retirement of a revalued asset, the corresponding revaluation surplus is transferred to accumulated profits.

3. 主要會計政策 – 續

物業、廠房及設備 – 續

在建工程乃按成本減累計減值虧損列賬。成本包括該項工程發展成本及其他直接成本。在建工程於工程完成前不會折舊。於工程完成時，該等資產會撥入物業、廠房及設備之適當類別。

香港租賃物業之成本值或估值經計及剩餘價值後以直線基準按40年計算折舊。香港以外地區租賃物業每年以直線基準按50年或(如屬較短年期)租約所餘年期計算攤銷。

除在建工程外，物業、廠房及設備項目之折舊均按其估計可用年期，以餘額遞減法撇銷其成本計算。

就租賃分類而言，土地及樓宇租賃之土地及樓宇部分須獨立考慮，除非租賃付款不能於土地及樓宇部分間可靠分配則作別論，於此情況下整項租賃一般被視作融資租約，並以物業、廠房及設備列賬。若能就租賃款項可靠地分配，於土地之租賃權益應作為經營租賃。

物業、廠房及設備項目於出售或當預期不會藉持續使用該項資產而產生未來經濟利益時剔除確認。剔除確認資產所產生任何收益或虧損乃按該項資產出售所得款項淨額與賬面值間之差額，於剔除確認該資產之年度計入綜合收益表內。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Property, plant and equipment – continued

Construction in progress is stated at cost less accumulated impairment losses. Cost includes all development expenditure and other direct costs attributable to such project. Construction in progress is not depreciated until completion of construction. On completion of construction, the assets are transferred to appropriate categories of property, plant and equipment.

The cost or valuation of leasehold properties in Hong Kong is depreciated over forty years on a straight line basis after taking into account of the estimated residual value. The cost of leasehold properties outside Hong Kong is amortised over a period of fifty years or, where shorter, the remaining term of the leases on a straight line basis.

Depreciation is provided to write off the cost of items of property, plant and equipment other than construction in progress and leasehold properties over their estimated useful lives using the reducing balance method.

The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease and accounted for as property, plant and equipment. To the extent the allocation of the lease payments can be made reliably, leasehold interests in land are accounted for as operating leases.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

3. 主要會計政策 — 續

投資物業

投資物業乃持作賺取租金及／或資本增值之物業。

於初步確認時，投資物業按包括任何直接應計開支之成本計量。初步確認後，投資物業按公平值模式計量。投資物業公平值變動產生之損益於產生期間計入溢利或虧損。

投資物業於出售或當投資物業永久棄置或預期不會自出售獲取任何日後經濟利益時剔除確認。剔除確認有關資產產生之任何收益或虧損按該資產出售所得款項淨額與賬面值間之差額，於剔除確認有關項目之年度計入綜合收益表內。

物業僅於轉變用途、並於業主證明將自用物業轉為投資物業時撥至投資物業；或對於將待售物業轉為投資物業而言，則為給予另一方之經營租賃開始時。對於由自用物業轉撥至按公平值列賬之投資物業方面，物業之賬面值與公平值於該日之差額將計入其他物業重估儲備內。就持作出售物業轉撥至按公平值列賬之投資物業方面，物業於該日之公平值與先前賬面值之差額將於損益賬確認。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Investment properties

Investment properties are properties held to earn rentals and/or for capital appreciation.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured at their fair values using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss in the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

Transfer to investment property will be made only when there is a change in use, evidenced by an end of owner-occupation for a transfer from owner-occupied property to investment property; or a commencement of an operating lease to another party for a transfer from property for sale to investment property. For a transfer from owner-occupied property to investment property that will be carried at fair value, the difference at that date between the carrying amount of the property and its fair value is credited to the other property revaluation reserve. For a transfer from property for sale to investment property that will be carried at fair value, the difference between the fair value of the property at that date and its previous carrying amount is recognised in profit or loss.

3. 主要會計政策 — 續

金融工具

當集團實體成為工具合約條文之訂約方，即於綜合資產負債表確認金融資產及金融負債。金融資產及金融負債初步按公平值計量。收購或發行金融資產及金融負債(除按公平值計入損益之金融資產及金融負債外)之直接應計交易成本，於初步確認時會計入或扣自金融資產或金融負債(按適用情況而定)。收購按公平值計入損益之金融資產或金融負債之直接應計交易成本，即時於溢利或虧損確認。

金融資產

本集團之金融資產分為三個類別，包括按公平值計入損益之金融資產、貸款及應收款項以及可供出售金融資產。所有以一般方式購入或出售之金融資產均按買賣日期確認及剔除確認。以一般方式購入或出售指須於市場規定或慣例所訂時限內交付資產之金融資產購入或出售。

實際利率法

實際利率法乃計算金融資產之攤銷成本及按相關期間攤分利息收入之方法。實際利率為可準確透過金融資產的估計可使用年期(或適當時按較短期間)對估計未來現金收入(包括所有支付或收取構成整體實際利率之費用、交易成本及其他溢價或折讓)進行實際利率折現計算。

債務工具之收入乃按實際利率基準確認，惟該等按公平值計入損益之金融資產除外，當中之利息收入於收益或虧損淨額列賬。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Financial instruments

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Income is recognised on an effective interest basis for debt instruments other than those financial assets at fair value through profit or loss, of which interest income is included in net gains or losses.

3. 主要會計政策 — 續
金融工具 — 續
金融資產 — 續
按公平值計入損益之金融資產
按公平值計入損益之金融資產分兩類，包括持作買賣之金融資產及於初步確認時指定按公平值計入損益列賬者。

以下金融資產分類為持作買賣：

- 其主要是為於短期內出售而購入；
- 其屬於本集團一併管理的可確認財務工具組合的一部份，以及有近期短期獲利之實際模式；或
- 其為衍生工具但並非指定或有效之對沖工具。

金融資產(持作買賣之金融資產除外)可於初始確認後指定按公平值計入損益賬，惟：

- 所指定必須用以消除或大幅減少可能出現不一致之計量或確認歧異；或
- 根據本集團之既定風險管理或投資策略及有關內部提供基準之分組，管理其金融資產(金融資產構成一組金融資產或金融負債或兩者)，且其表現按公平值評估；或
- 其構成包含一個或多個內含衍生工具之合約之一部份，且香港會計準則第39條「金融工具：確認及計量」准許全部合併之合約(資產或負債)按公平價值計入損益賬列值。

3. SIGNIFICANT ACCOUNTING POLICIES – continued
Financial instruments – continued
Financial assets – continued
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss has two subcategories including financial assets held for trading and those designated at fair value through profit or loss on initial recognition.

A financial asset is classified as held for trading if:

- it has been acquired principally for the purpose of selling in the near future; or
- it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
- it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at fair value through profit or loss upon initial recognition if:

- such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
- the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
- it forms part of a contract containing one or more embedded derivatives, and HKAS 39 "Financial instruments: Recognition and measurement" permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

3. 主要會計政策 — 續
金融工具 — 續
金融資產 — 續
按公平值計入損益之金融資產 — 續
於初步確認後各結算日,按公平值計入損益之金融資產按公平值計量,而公平值變動則於產生期間直接在損益確認。除金融資產所賺取之股息或利息外,收益或虧損淨額乃於損益賬確認。

貸款及應收款項
貸款及應收款項為並無於活躍市場報價具有固定或待定付款之非衍生金融資產。於初步確認後各結算日,貸款及應收款項(包括應收賬款、按金、銀行結存及現金、應收關連人士款項及應收聯營公司款項)以實際利率法按攤銷成本減任何已識別減值虧損入賬(見下文有關金融資產減值虧損之會計政策)。

可供出售金融資產
可供出售金融資產為指定為此類別或並無分類為按公平值計入損益之金融資產、貸款及應收款項或持至到期日之投資之非衍生工具。於初步確認後各結算日,可供出售金融資產按公平值計量。公平值變動於權益確認,直至金融資產出售或釐定出現減值為止,屆時之前於權益確認之累計損益會自權益撥入損益(見下文有關金融資產減值虧損之會計政策)。

並無於活躍市場報價及其公平值無法可靠計量之可供出售股本投資,乃於初步確認後各結算日按成本減任何已識別減值虧損計量(見下文有關金融資產減值虧損之會計政策)。

3. SIGNIFICANT ACCOUNTING POLICIES – continued
Financial instruments – continued
Financial assets – continued
Financial assets at fair value through profit or loss – continued
At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. The net gain or loss recognised in profit or loss excludes any dividend or interest earned on the financial assets.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including debtors, deposits, bank balances and cash, amounts due from related parties and amounts due from associates) are carried at amortised cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment loss on financial assets below).

Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss (see accounting policy on impairment loss on financial assets below).

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition (see accounting policy on impairment loss on financial assets below).

3. **主要會計政策 － 續**

金融工具 － 續

金融資產 － 續

金融資產減值

金融資產(除按公平值計入損益之金融資產外)於年結日被評估是否有減值跡象。倘有客觀証據顯示,金融資產之估計未來現金流量因於初步確認該金融資產後發生的一項或多項事件而受到影響時,則金融資產會作出減值。

就可供出售之股本投資而言,該投資之公平值嚴重或持續低於其成本則被視為有客觀證據證明出現減值。

就所有其他金融資產而言,減值的客觀證據可包括發行人或對手方出現重大財務困難;或欠繳或拖欠利息或本金付款;或借款人很可能宣告破產或財務重組。

就若干類別的金融資產(如貿易應收賬款)而言,資產不會被單獨作出減值評估後再匯集一併作減值評估。應收賬款組合減值之客觀證據包括本集團之過往收款經驗,組合內延遲還款至介乎30日至90日之次數增加,以及與應收賬款逾期有關之全國或地方經濟狀況明顯改變。

就按攤銷成本列賬之金融資產而言,當有客觀證據顯示資產已減值,以其資產賬面值與按原實際利率折現計算其估計未來現金流量現值之間的差額計量,並於損益中確認減值虧損。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Financial instruments – continued

Financial assets – continued

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include significant financial difficulty of the issuer or counterparty; default or delinquency in interest or principal payments; or it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as trade debtors, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period ranging from 30 days to 90 days and observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

3. **主要會計政策 — 續**
金融工具 — 續
金融資產 — 續
金融資產減值 — 續

就按成本入賬之金融資產而言，減值虧損金額按資產賬面值與預計未來現金流量現值(按同類金融資產目前之市場回報率貼現)兩者之差額計量。該等減值虧損其後將不會撥回。

與所有金融資產有關的減值虧損會直接於金融資產賬面值中作出扣減，惟貿易應收賬款之賬面值會透過撥備賬作出扣減。當貿易應收賬款被視為不可收回時，將於撥備賬內撇銷。過往已撇銷的款項如其後收回，將計入損益內。

就按攤銷成本計量的金融資產而言，如在其後期間減值虧損金額減少，而有關減少在客觀上與確認減值後發生的事件有關，則先前已確認的減值虧損將透過損益予以撥回，惟該資產在撥回減值當日的帳面值不得超過如無確認減值的攤銷成本。

可供出售股本投資之減值虧損其後將不會於損益中撥回。於減值虧損後錄得之任何公平值增加乃直接於權益中確認。

3. SIGNIFICANT ACCOUNTING POLICIES – continued
Financial instruments – continued
Financial assets – continued
Impairment of financial assets – continued

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade debtors, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When a trade debtor is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in equity.

3. 主要會計政策 — 續
金融工具 — 續
金融負債及權益
由集團實體發行之金融負債及股本工具，按所訂立合約安排性質及金融負債與股本工具之定義分類。

股本工具為有證據顯示扣除其所有負債後本集團資產剩餘權益之任何合約。本集團金融負債一般包括不合資格按對沖會計處理之其他金融負債及衍生金融工具。

實際利率法
實際利率法乃計算金融負債之攤銷成本及於相關期間分攤利息成本之方法。實際利率指按金融負債之預期可使用年期或較短期間內(如適用)準確貼現估計未來現金付款之利率。

利息開支按實際利率基準確認。

金融負債
金融負債包括應付賬款、應付一家聯營公司款項、銀行透支及借款，其後採用實際利率法按攤銷成本計量。

股本工具
由本公司發行之股本工具按已收所得款項扣除直接發行成本入賬。

不合資格按對沖會計處理之衍生金融工具
不合資格按對沖會計法處理之衍生工具於訂立衍生工具合約之日按公平值初步確認，其後於各結算日按公平值重新計量。有關損益即時於損益表確認。

3. SIGNIFICANT ACCOUNTING POLICIES – continued
Financial instruments – continued
Financial liabilities and equity
Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities generally include other financial liabilities and derivative financial instruments that do not qualify for hedge accounting.

Effective interest method
The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis.

Financial liabilities
Financial liabilities including creditors, amount due to an associate, bank overdrafts and borrowings are subsequently measured at amortised cost, using the effective interest method.

Equity instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments that do not qualify for hedge accounting
Derivatives that do not qualify for hedge accounting are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately.

3. 主要會計政策 – 續

金融工具 – 續

剔除確認

當自資產收取現金流量之權利已屆滿，或金融資產已轉讓及本集團已將其於金融資產擁有權之絕大部分風險及回報轉移，則金融資產將剔除確認。剔除確認金融資產時，資產賬面值與已收代價及已直接於權益確認之累計損益總和間之差額，於損益確認。倘本集團保留所轉讓資產之幾乎所有風險及回報，本集團則繼續確認金融資產，並就已收取所得款項確認抵押借貸。

當於有關合約訂明之責任獲履行、取消或屆滿時則剔除確認金融負債。剔除確認之金融負債賬面值與已付代價間之差額，於損益確認。

股份付款交易

以權益結算之股份付款交易

授予僱員之購股權

所獲服務公平值乃參考購股權於擬出當日之公平值釐定，當所擬出購股權獲即時歸屬時，即於授出當日全數支銷，並於權益（購股權儲備）作出相應增加。

購股權獲行使時，先前於購股權儲備確認之金額將轉撥至股份溢價。當購股權於歸屬日期後被沒收或於屆滿日仍未獲行使，則先前於購股權儲備確認之金額將轉撥往累計溢利。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Financial instruments – continued

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss. If the Group retains substantially all the risks and rewards of ownership of a transferred asset, the Group continues to recognise the financial asset and recognise a collateralised borrowing for proceeds received.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Share-based payment transactions

Equity-settled share-based payment transactions

Share options granted to employees

The fair value of services received determined by reference to the fair value of share options granted at the grant date is recognised as an expense in full at the grant date when the share options granted vest immediately, with a corresponding increase in equity (share option reserve).

At the time when the share options are exercised, the amount previously recognised in the share option reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in the share option reserve will be transferred to accumulated profits.

3. 主要會計政策 – 續

股份付款交易 – 續

以權益結算之股份付款交易 – 續

授予僱員之購股權 – 續

就於2002年11月7日或之前已授出，或於2002年11月7日後已授出及於2005年4月1日前歸屬之購股權而言，授出購股權之財政影響直至購股權獲行使時方會在綜合財務報告中記錄，而且不會就授出之購股權價值在綜合收益表內確認支出。在行使購股權時，由此而發行之股份乃按股份之面值記錄為額外股本，而每股股份行使價超逾股份面值之金額乃列為股份溢價。在行使日期前失效或註銷之購股權會自尚未行使購股權之登記冊剔除。

研究及開發支出

研究活動之支出於產生期間確認為支出。

因開發支出而出現內部產生之無形資產，僅在可清晰界定為該項目之開發支出，並預期將會透過未來之商業活動而收回時予以確認。最終之資產乃按可使用年期以直線法攤銷，與獨立收購之無形資產之基準相同，並按成本值減其後累計攤銷及累計減值虧損列賬。

就源自內部產生之無形資產初步確認之金額指由該無形資產首次符合確認條件當日起出現之開支總額。當內部產生之無形資產未能確認，則開發支出會於產生期間確認從損益賬中扣除。

存貨

存貨乃按成本值或可變現淨值兩者之較低值入賬。成本值以加權平均法計算。可變現淨值乃預計售價扣除一切所需之完成成本及銷售與分銷所涉及之費用後所得淨額。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Share-based payment transactions – continued

Equity-settled share-based payment transactions – continued

Share options granted to employees – continued

For share options granted to employees on or before 7 November 2002, or granted after 7 November 2002 and vested before 1 April 2005, the financial impact of share options granted is not recorded in the consolidated financial statements until such time as the options are exercised, and no charge is recognised in the consolidated income statement in respect of the value of options granted. Upon the exercise of the share options, the resulting shares issued are recorded as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded as share premium. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight line basis over its useful life on the same basis as intangible assets acquired separately, and carried at cost less subsequent accumulated amortisation and any accumulated impairment losses.

The amount initially recognised for internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria. Where no internally generated intangible asset can be recognised, development expenditure is charged to profit or loss in the period in which it is incurred.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted-average method. Net realisable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling and distribution.

3. 主要會計政策 — 續

商譽以外之減值

於各結算日，本集團會審閱資產賬面值，以釐定有否任何跡象顯示該等資產出現減值虧損。倘資產可收回金額估計低於其賬面值，該項資產之賬面值會減至其可收回金額。減值虧損會即時確認為開支，除非相關資產根據另一項準則按重估金額列賬，於此情況下，減值虧損按照該項準則當作重估減少。

倘減值虧損其後撥回，資產賬面值會增至經修訂估計可收回金額，惟所增加賬面值不得超逾假設過往年度並無就資產確認減值虧損原應釐定之賬面值。減值虧損撥回會即時確認為收入，除非相關資產根據另一項準則按重估金額列賬，於此情況下，減值虧損撥回按照該項準則當作重估增加。

稅項

所得稅開支指當期應付稅項及遞延稅項之總和。

當期應付稅項按年內應課稅溢利計算。由於應課稅溢利並不包括其他年度之應課稅溢利或可扣減開支，亦不包括毋須課稅或不得扣減之項目，故此應課稅溢利有別於綜合收益表所呈報溢利。本集團即期稅項負債按結算日已經或大致上頒佈之稅率計算。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Impairment (other than goodwill)

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that standard.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

3. 主要會計政策 — 續

税項 — 續

遞延税項按綜合財務報告所列資產及負債賬面值與計算應課税溢利時所用相關税基兩者之差額確認，按資產負債表負債法計算入賬。遞延税項負債一般就一切應課税暫時差額確認入賬，而遞延税項資產則於可能有應課税溢利以動用可扣減暫時差額抵銷時確認入賬。倘暫時差額因商譽或初步確認並不影響應課税溢利或會計溢利之交易（業務合併除外）之其他資產及負債而產生，則不會確認該等資產及負債。

遞延税項負債就於附屬公司及聯營公司之投資所產生之應課税臨時差異而予以確認，惟集團在可控制臨時差異之撥回以及臨時差異於可預見將來不可能撥回時的情況下則除外。

遞延税項資產之賬面值於各結算日檢討，當應課税溢利不再足以收回所有或部分資產時將予調低。

遞延税項按預期適用於償還負債或變現資產期間之税率計算。遞延税項扣自或計入損益，惟涉及直接在權益扣除或入賬項目之遞延税項除外，該等税項亦於權益處理。

租約

凡將資產所有權之絕大部分風險及回報轉予承租人之租約，均列為融資租約。所有其他租賃均列作經營租約。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Taxation – continued

Deferred tax is recognised on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

3. 主要會計政策 – 續

租約 – 續

本集團作為出租人

經營租約租金收益以直線法於租期在綜合收益表確認。

本集團作為承租人

經營租約項下之應付租金以直線基準於相關租期扣自損益。作為訂立經營租約獎勵之已收及應收利益，於租期按直線基準確認為租金開支扣減項目。

借貸成本

所有借貸成本於產生期間確認及計入綜合損益表之財務費用。

外幣

於編製集團個別實體之財務報告時，以該實體功能貨幣以外貨幣（外幣）進行之交易，按交易日期當時匯率以其功能貨幣（即該實體經營主要經濟環境之貨幣）記錄。於各結算日，以外幣列值之貨幣項目按結算日當時匯率重新換算。以外幣過往成本計算之非貨幣項目不會重新換算。

結算貨幣項目及兑換貨幣項目所產生匯兑差額，於產生期間在損益確認。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Leases – continued

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight line basis over the term of the relevant lease.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight line basis.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the consolidated income statement in the period in which they are incurred.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

3. 主要會計政策 — 續

外幣 — 續

就呈報綜合財務報告而言，本集團於海外業務之資產及負債，按結算日當時匯率換算為本集團呈報貨幣為港元，而有關收支按年內平均匯率換算，除非期內匯率大幅波動，於此情況下，則採用交易日期當日匯率。所產生匯兌差額（如有）確認為權益項下獨立部分（匯兌儲備）。該等匯兌差額於出售海外業務期間在損益確認。

退休福利計劃

對國家管理之退休福利計劃或強制性公積金計劃（「強積金計劃」）作出之供款於僱員提供服務後符合領取有關供款資格時列作支出。

4. 估計不確定因素之主要來源

在應用附註3所述之本集團會計政策之過程中，本公司董事須就無法即時從其他途徑獲取資產及負債之賬面值作出估計及假設。有關估計及相關假設乃基於過往經驗及其他被視為相關之因素作出。實際結果可能不同於該等估計。

該等估計及相關假設按持續基準進行檢討。如修訂該等會計估計只影響修訂期間，則該等估計在該期間確認，如有關修訂影響現時及未來期間，則在修訂期間及未來期間確認。

有關未來之主要假設，以及於結算日估計不明朗因素之其他主要來源等重大風險，可能導致對下一財政年度資產負債賬面值作出重大調整，討論如下。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Foreign currencies – continued

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Retirement benefits schemes

Payments to state-managed retirement benefits scheme or the Mandatory Provident Fund ("MPF") Scheme are charged as expenses when employees have rendered services entitling them to contributions.

4. KEY SOURCE OF ESTIMATION UNCERTAINTY

In the application of the Group's accounting policies, which are described in note 3, the directors of the Company are required to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

4. 估計不確定因素之主要來源 — 續

存貨撥備

本集團管理層於各結算日審閱存貨之實質情況及可銷售性，就不再適合生產用途之已識別陳舊及滯銷存貨項目作出撥備。管理層主要根據最新發票價格及現行市況為基礎估計該等製成品及消耗品之可變現淨值。

商譽減值

釐定商譽是否出現減值，須估計獲分配商譽之現金產生單位的使用價值。使用價值計算法規定本集團須估計現金產生單位預期所產生未來現金流量及適當貼現率，以計算現值。當實際現金流量少於預期，或會產生重大減值虧損。於2008年3月31日，商譽賬面值為27,671,000港元。有關可收回金額計算法之詳情於附註18披露。

所得稅

於2008年3月31日，基於無法預見未來溢利來源，並無於本集團資產負債表就估計未動用稅項虧損132,592,000港元確認遞延稅項資產。遞延稅項資產之可變現能力主要取決於日後會否產生充裕未來溢利或應課稅暫時差額。當所產生實際未來溢利與預期相若，或須於綜合收益表確認或撥回大量遞延稅項資產，於確認期間收益表確認。

4. KEY SOURCE OF ESTIMATION UNCERTAINTY – continued

Allowances for inventories

The management of the Group reviews the physical conditions and saleability of inventories at each balance sheet date, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for use in production. The management estimates the net realisable value for such finished goods and consumables based primarily on the latest invoice prices and current market conditions.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating units and a suitable discount rate in order to calculate the present value. Where the actual cash flows are less than expected, a material impairment loss may arise. As at 31 March 2008, the carrying amounts of goodwill is HK$27,671,000. Details of the recoverable amount calculation are disclosed in note 18.

Income taxes

As at 31 March 2008, no deferred tax asset was recognised in the Group's balance sheet in relation to the estimated unused tax losses of HK$132,592,000 due to the unpredictability of future profit streams. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are more or less than expected, a material recognition or reversal of deferred tax asset may arise, which would be recognised in the consolidated income statement in the period in which such a recognition takes place.

5. 分類資料

(a) 業務分類

本集團業務由兩個分部組成，分別是電子產品設計、製造及銷售以及證券買賣。該等分部乃本集團報告其主要分部資料之基準。本集團於2個年度擁有另一項經營業務為物業發展。然而，此項業務並無為本集團帶來營業額，而此項業務之分部業績、資產及負債並不重大。因此，並無呈列物業發展業務之分部資料。有關資料已載於本集團截至2007年3月31日止年度之年度財務報告附註6(a)，現於下文列作「未分配」項目。

(i) 按本集團業務分類之營業額（即銷售貨品）及業績分析如下：

5. SEGMENT INFORMATION

(a) Business segments

The Group is organised into two operating divisions, namely design, manufacture and sale of electronic products and securities trading. These divisions are the basis on which the Group reports its primary segment information. The Group has one more operating division, namely property development, in both years. However, the Group did not earn any turnover from this division and that the segment results, assets and liabilities of this division are insignificant. Accordingly, segment information in respect of the property development division is not presented. Such information included in note 6(a) of the Group's annual financial statements for the year ended 31 March 2007 is now considered as "unallocated" below.

(i) An analysis of the Group's turnover, which represents sales of goods, and results by business segments is as follows:

		電子產品設計、製造及銷售 Design, manufacture and sale of electronic products 千港元 HK$'000	證券買賣 Securities trading 千港元 HK$'000	合計 Consolidated 千港元 HK$'000
截至2008年3月31日止年度	Year ended 31 March 2008			
營業額	TURNOVER	2,199,033	–	2,199,033
分部業績	SEGMENT RESULTS	97,406	(6,110)	91,296
利息收入	Interest income			4,342
未分配收入	Unallocated income			3,773
未分配開支	Unallocated expenses			(15,979)
投資物業之公平價值增加	Increase in fair value of investment properties			27,531
被視作出售附屬公司部份權益之溢利	Gain on deemed partial disposal of a subsidiary			279
融資成本	Finance costs			(47,590)
應佔聯營公司溢利	Share of profits of associates	373	–	373

5. 分類資料 — 續
(a) 業務分類 — 續

5. SEGMENT INFORMATION – continued
(a) Business segments – continued

		電子產品設計、製造及銷售 Design, manufacture and sale of electronic products 千港元 HK$'000	證券買賣 Securities trading 千港元 HK$'000	合計 Consolidated 千港元 HK$'000
除税前溢利	Profit before taxation			64,025
税項	Taxation			(18,531)
本年度溢利	Profit for the year			45,494
其他資料	OTHER INFORMATION			
增購物業、廠房及設備	Additions of property, plant and equipment	48,593	–	48,593
產品發展成本攤銷	Amortisation of product development costs	347	–	347
預付租賃款項	Prepaid lease payments made	48,550	–	48,550
預付租賃款項撥回	Release of prepaid lease payments	1,070	–	1,070
物業、廠房及設備折舊	Depreciation of property, plant and equipment	55,198	–	55,198
呆賬撥備	Allowance for doubtful debts	5,961	–	5,961
陳舊及滯銷之存貨撥備淨額	Net allowance for obsolete and slow-moving inventories	1,648	–	1,648

5. 分類資料 — 續
(a) 業務分類 — 續

5. SEGMENT INFORMATION – continued
(a) Business segments – continued

		電子產品設計、製造及銷售 Design, manufacture and sale of electronic products 千港元 HK$'000	證券買賣 Securities trading 千港元 HK$'000	合計 Consolidated 千港元 HK$'000
截至2007年3月31日止年度	Year ended 31 March 2007			
營業額	TURNOVER	2,434,241	–	2,434,241
分部業績	SEGMENT RESULTS	136,149	7,736	143,885
利息收入	Interest income			1,468
未分配收入	Unallocated income			5,815
未分配開支	Unallocated expenses			(19,365)
可供出售投資之已確認減值虧損	Impairment loss recognised in respect of available-for-sale investments			(150)
投資物業之公平價值增加	Increase in fair value of investment properties			3,322
被視為部份出售附屬公司之權益之溢利	Gain on deemed partial disposal of a subsidiary			10,194
出售附屬公司之溢利	Gain on disposal of a subsidiary			99
融資成本	Finance costs			(26,975)
應佔聯營公司溢利	Share of profits of associates	1,613	–	1,613
除稅前溢利	Profit before taxation			119,906
稅項	Taxation			(9,715)
本年度溢利	Profit for the year			110,191
其他資料	OTHER INFORMATION			
增購物業、廠房及設備	Additions of property, plant and equipment	63,383	–	63,383
產品發展成本攤銷	Amortisation of product development costs	346	–	346
預付租賃款項撥回	Release of prepaid lease payments	121	–	121
物業、廠房及設備折舊	Depreciation of property, plant and equipment	52,542	–	52,542
出售物業、廠房及設備之虧損	Loss on disposal of property, plant and equipment	155	–	155
呆賬撥備	Allowance for doubtful debts	4,489	–	4,489
陳舊及滯銷之存貨撥備淨額	Net allowance for obsolete and slow-moving inventories	4,057	–	4,057

5. 分類資料 — 續
(a) 業務分類 — 續
(ii) 按本集團業務分類之綜合資產負債表分析如下：

5. SEGMENT INFORMATION – continued
(a) Business segments – continued
(ii) An analysis of the Group's consolidated balance sheet by business segments is as follows:

		電子產品設計、製造及銷售 Design, manufacture and sale of electronic products 千港元 HK$'000	證券買賣 Securities trading 千港元 HK$'000	合計 Consolidated 千港元 HK$'000
於2008年3月31日	At 31 March 2008			
資產	ASSETS			
分類資產	Segment assets	1,216,181	26,684	1,242,865
應佔聯營公司權益	Interest in associates	8,573	–	8,573
未分配公司資產	Unallocated corporate assets			222,872
合計總資產	Consolidated total assets			1,474,310
負債	LIABILITIES			
分類負債	Segment liabilities	176,082	518	176,600
未分配公司負債	Unallocated corporate liabilities			497,934
合計總負債	Consolidated total liabilities			674,534
於2007年3月31日	At 31 March 2007			
資產	ASSETS			
分類資產	Segment assets	1,181,597	44,296	1,225,893
應佔聯營公司權益	Interest in associates	8,200	–	8,200
未分配公司資產	Unallocated corporate assets			198,905
合計總資產	Consolidated total assets			1,432,998
負債	LIABILITIES			
分類負債	Segment liabilities	275,389	438	275,827
未分配公司負債	Unallocated corporate liabilities			344,821
合計總負債	Consolidated total liabilities			620,648

5. 分類資料 — 續

(b) 地區分部

(i) 本集團電子產品設計、製造及銷售之營業額按客戶所在地區市場劃分之分析如下：

5. SEGMENT INFORMATION – continued

(b) Geographical segments

(i) An analysis of the Group's turnover in respect of design, manufacture and sale of electronic products by geographical markets based on location of customers is as follows:

		2008 千港元 HK$'000	2007 千港元 HK$'000
北美洲	North America	1,348,799	1,579,914
歐洲	Europe	782,738	685,520
香港	Hong Kong	17,463	54,295
中國大陸	Mainland China	422	6,723
日本及韓國	Japan and Korea	4,221	1,336
其他國家	Other countries	45,390	106,453
		2,199,033	2,434,241

(ii) 分部資產及資本增加之賬面值按資產所在地區劃分之分析如下：

(ii) An analysis of the carrying amount of segment assets and capital additions analysed by the geographical areas in which the assets are located is as follows:

		分部資產之賬面值 Carrying amount of segment assets		資本增加 Capital additions	
		2008 千港元 HK$'000	2007 千港元 HK$'000	2008 千港元 HK$'000	2007 千港元 HK$'000
香港	Hong Kong	310,903	643,381	28,226	36,408
北美洲	North America	424,317	333,234	3,853	6,689
中國大陸	Mainland China	426,183	214,431	16,514	20,281
其他國家	Other countries	55,360	10,922	–	5
		1,216,763	1,201,968	48,593	63,383

6. 其他收入 6. OTHER INCOME

		2008 千港元 HK$'000	2007 千港元 HK$'000
其他收入包括：	Other income comprises:		
已收賠款	Claims received	148	9
佣金	Commission	6,206	10,456
持作買賣投資之股息收益	Dividend income from investments held-for-trading	1,434	1,091
匯兑收益，淨額	Exchange gain, net	1,048	–
出售物業、廠房及設備之收益	Gain on disposal of property, plant and equipment	10	–
利息收益	Interest income	4,342	1,468
租金收益 *(附註)*	Rental income *(note)*	3,773	5,815
維修收益	Repairing income	1,263	3,450
廢料銷售收益	Sale of scrap materials	2,275	1,953
雜項	Sundry	1,695	1,467
		22,194	25,709

附註： 143,000港元（2007年：42,000港元）為租金收益淨額3,630,000港元（2007年：5,773,000港元）所產生之開支。

Note: Outgoings of HK$143,000 (2007: HK$42,000) were incurred resulting in net rental income of HK$3,630,000 (2007: HK$5,773,000).

7. 融資成本 7. FINANCE COSTS

		2008 千港元 HK$'000	2007 千港元 HK$'000
利息	Interest on		
－5年內全部歸還	– borrowings wholly repayable within five years	40,586	25,656
－股票抵押戶口及證券公司之短期貸款	– margin accounts and short term loans from securities brokers	–	6
賬款貼現費用	Factoring charges	7,004	1,313
		47,590	26,975

8. 除稅前溢利 8. PROFIT BEFORE TAXATION

		2008 千港元 HK$'000	2007 千港元 HK$'000
除稅前溢利之計算已扣除：	Profit before taxation has been arrived at after charging:		
產品發展成本攤銷	Amortisation of product development costs	**347**	346
核數師酬金	Auditors' remuneration		
－本年度	– current year	**3,529**	3,774
－過往年度少提撥備	– underprovision in prior years	**515**	–
物業、廠房及設備折舊	Depreciation of property, plant and equipment	**55,198**	52,542
持作出售物業之減值虧損（包括銷售成本）	Impairment loss on properties for sale (included in cost of sales)	**–**	356
出售物業、廠房及設備之虧損	Loss on disposal of property, plant and equipment	**–**	155
租賃樓宇之經營租約最低租金支出	Minimum lease payments under operating leases in respect of rented premises	**6,077**	4,390
呆賬撥備	Allowance for doubtful debts	**5,961**	4,489
陳舊及滯銷之存貨撥備淨額	Net allowance for obsolete and slow-moving inventories	**1,648**	4,057
預付租賃款項撥回	Release of prepaid lease payments	**1,070**	121
研究及開發成本	Research and development costs	**43,614**	36,761
員工成本，包括董事酬金 *(附註)*	Staff costs including directors' remuneration *(note)*	**159,471**	157,299

附註： 本年內員工成本包括退休福利計劃供款2,227,000港元（2007年：3,361,000港元）及股份付款312,000港元（2007年：2,566,000港元）。

Note: The staff costs for the year included retirement benefits scheme contributions of HK$2,227,000 (2007: HK$3,361,000) and share-based payments of HK$312,000 (2007: HK$2,566,000).

9. 董事及僱員酬金

本集團應付每名董事酬金詳情如下:

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Details of emoluments paid by the Group to each of the directors are as follows:

截至2008年3月31日止年度

For the year ended 31 March 2008

		袍金 Fees 千港元 HK$'000	薪酬及其他短期僱員福利 Salaries and other short term employee benefits 千港元 HK$'000	績效獎勵付款 Performance related incentive payments 千港元 HK$'000	退休福利計劃供款 Retirement benefits scheme contributions 千港元 HK$'000	酬金總額 Total emoluments 千港元 HK$'000
執行董事:	Executive directors:					
劉錫康	Lau Sak Hong, Philip	50	8,009	268	208	8,535
劉錫淇	Lau Sak Kai, Anthony	50	1,388	87	74	1,599
劉錫澳	Lau Sak Yuk, Andy	50	1,257	76	67	1,450
非執行董事:	Non-executive director:					
韓相田	Hon Sheung Tin, Peter	50	20	–	–	70
獨立非執行董事:	Independent non-executive directors:					
何厚鏘	Ho Hau Chong, Norman	50	–	–	–	50
陳澤仲	Chan Chak Chung	50	–	–	–	50
卓育賢	Chuck Winston Calptor	50	–	–	–	50
		350	10,674	431	349	11,804

9. 董事及僱員酬金 – 續

截至2007年3月31日止年度

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS – continued

For the year ended 31 March 2007

		袍金 Fees 千港元 HK$'000	薪酬及其他短期僱員福利 Salaries and other short term employee benefits 千港元 HK$'000	績效獎勵付款 Performance related incentive payments 千港元 HK$'000	退休福利計劃供款 Retirement benefits scheme contributions 千港元 HK$'000	酬金總額 Total emoluments 千港元 HK$'000
執行董事：	**Executive directors:**					
劉錫康	Lau Sak Hong, Philip	50	8,183	286	205	8,724
劉錫淇	Lau Sak Kai, Anthony	50	1,360	94	73	1,577
劉錫澳	Lau Sak Yuk, Andy	50	1,233	83	66	1,432
非執行董事：	**Non-executive director:**					
韓相田	Hon Sheung Tin, Peter	50	–	–	–	50
獨立非執行董事：	**Independent non-executive directors:**					
何厚鏘	Ho Hau Chong, Norman	50	–	–	–	50
陳澤仲	Chan Chak Chung	50	–	–	–	50
卓育賢	Chuck Winston Calptor	50	–	–	–	50
		350	10,776	463	344	11,933

績效獎勵付款乃根據員工個人表現及本集團截至2008年3月31日止兩年之表現及盈利能力而釐定。

The performance related incentive payments are determined by the performance of the individual and the Group's performance and profitability for the two years ended 31 March 2008.

9. 董事及僱員酬金 — 續

僱員

本集團5名最高薪酬之人士包括3名(2007年：3名)董事，有關彼等酬金之詳情已於上文披露，其餘2名(2007年：2名)最高薪酬僱員之酬金如下：

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS – continued

Employees

The five highest paid individuals of the Group included three (2007: three) directors, details of whose remuneration are set out above. The emoluments of the remaining two (2007: two) highest paid employees are as follows:

		2008 千港元 HK$'000	2007 千港元 HK$'000
薪酬及其他短期僱員福利	Salaries and other short term employee benefits	3,072	2,509
績效獎勵付款	Performance related incentive payments	148	606
退休福利計劃供款	Retirement benefits scheme contributions	24	24
股份付款	Share-based payments	–	240
		3,244	3,379

此等僱員酬金之金額範圍如下：

Emoluments of these employees were within the following bands:

		僱員人數 Number of employees 2008	2007
1,000,001港元－1,500,000港元	HK$1,000,001 – HK$1,500,000	1	1
1,500,001港元－2,000,000港元	HK$1,500,001 – HK$2,000,000	1	1

10. 稅項 / 10. TAXATION

		2008 千港元 HK$'000	2007 千港元 HK$'000
稅項支出（抵免）包括：	The charge (credit) comprises:		
香港利得稅	Hong Kong Profits Tax		
本年度稅項	Current year	15,843	4,275
以前年度超額撥備	Overprovision in prior years	(7)	(312)
		15,836	3,963
其他司法區之稅項	Taxation in other jurisdictions		
本年度稅項	Current year	2,058	3,589
以前年度少提撥備	Underprovision in prior years	9,328	1,472
		11,386	5,061
遞延稅項 *(附註31)*	Deferred taxation *(note 31)*	(8,691)	691
稅額	Taxation	18,531	9,715

香港利得稅以本年度之估計應課稅溢利按稅率17.5%（2007年：17.5%）計算。

Hong Kong Profits Tax is calculated at 17.5% (2007: 17.5%) of the estimated assessable profit for the year.

其他司法區之稅項乃按個別司法區之現行稅率計算。過往年度之少提撥備主要為解決加拿大稅務局就本集團1家附屬公司於截至2004年及2005年3月31日止兩年在加拿大及香港之收入分配進行企業稅項審計所產生，該等年度之稅務審計現已完結。

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. The underprovision in prior years mainly arise from a settlement of corporate tax audit with the Canada Revenue Agency related to allocation of income by a subsidiary of the Group between Canada and Hong Kong for the two years ended 31 March 2004 and 2005. The tax audits are now closed for these years.

10. 税項 — 續

於2007年3月16日，中華人民共和國（「中國」）根據中國國家主席頒令第63號頒佈中華人民共和國企業所得税法（「新税法」）。於2007年12月6日，中國國務院頒佈新税法實施法規。新税法及實施法規令本集團若干中國附屬公司之税率由2008年1月1日起由33%改為25%。就該等享有12%優惠税率之中國附屬公司而言，新税率由2008年1月1日起於5年內逐漸增加至25%。預計將應用於資產變現或負債清償各期間之調整税率不會對本集團造成重大影響。

本年度税項與綜合收益表所示除税前溢利對賬如下：

10. TAXATION – continued

On 16 March 2007, the People's Republic of China ("PRC") government promulgated the Law of the PRC on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of the PRC. On 6 December 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations will change the tax rate from 33% to 25% for certain of the Group's PRC subsidiaries from 1 January 2008. For those PRC subsidiaries enjoying privilege rate of 12%, the new tax rate is progressively increasing to 25% over five years from 1 January 2008. The adjustment of tax rates that are expected to apply to the respective periods when the asset is realised or the liability is settled does not have any significant impact to the Group.

Taxation for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

		2008 千港元 HK$'000	2007 千港元 HK$'000
除税前溢利	Profit before taxation	64,025	119,906
按本地所得税税率17.5%（2007年：17.5%）計算之税項	Tax at the domestic income tax rate of 17.5% (2007: 17.5%)	11,204	20,984
應佔聯營公司業績之税項影響	Tax effect of share of results of associates	65	282
不可扣税費用對税項影響	Tax effect of expenses that are not deductible for taxation purposes	1,626	2,411
毋須課税收益對税項影響	Tax effect of income that is not taxable for taxation purposes	(2,881)	(2,270)
於其他司法區經營業務之附屬公司不同税率之影響	Effect of different tax rates of subsidiaries operating in other jurisdictions	(1,233)	(2,392)
未確認税務虧損對税項影響	Tax effect of tax losses not recognised	5,792	2,048
動用先前未確認之税務虧損對税項影響	Tax effect of utilisation of tax losses previously not recognised	(5,265)	(7,613)
一家附屬公司所獲税項豁免之影響（*附註*）	Effect of tax exemption granted to a subsidiary (*note*)	(1,908)	(3,569)
以前年度少提撥備	Underprovision in prior years	9,321	1,160
其他	Others	1,810	(1,326)
本年度税項	Taxation for the year	18,531	9,715

附註： 該附屬公司根據有關司法區之法例及規例獲豁免繳納其他司法區之税項。

Note: The subsidiary is exempted from taxation in other jurisdiction pursuant to the relevant laws and regulations in that jurisdiction.

11. 股息

年內，本集團就2007年末期股息提供以股代息選擇。股東已接納以股代息選擇，載列如下：

11. DIVIDENDS

During the year, scrip alternative was offered in respect of the 2007 final dividend. The scrip alternative was accepted by the shareholders, as follows:

		HK$ 千港元
股息：	Dividends:	
現金	Cash	18,908
以股代息選擇	Scrip alternative	8,769
		27,677

董事議決不建議派付截至2008年3月31日止年度之末期股息每股零港仙(2007年：末期以股代息(可選擇現金)每股3.5港仙)。

The directors have resolved not to recommend a final dividend, for the year ended 31 March 2008 (2007: final scrip dividend with a cash option of HK3.5 cents per share).

12. 每股盈利

每股基本盈利及攤薄盈利乃根據以下資料計算：

12. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

		2008 千港元 HK$'000	2007 千港元 HK$'000
為計算每股基本及攤薄盈利之本公司股東應佔盈利	Earnings attributable to shareholders of the Company for the purposes of basic and diluted earnings per share	45,914	105,196

		Number of shares	
		2008	2007
為計算每股基本盈利之加權平均股份數目	Weighted average number of shares for the purposes of basic earnings per share	790,246,143	762,850,032
購股權相關具攤薄作用潛在股份之影響	Effect of dilutive potential shares relating to share options	8,080,944	16,681,079
為計算每股攤薄盈利之加權平均股份數目	Weighted average number of shares for the purposes of diluted earnings per share	798,327,087	779,531,111

13. 投資物業 / 13. INVESTMENT PROPERTIES

		2008 千港元 HK$'000	2007 千港元 HK$'000
投資物業之公平值：	Fair value of investment properties:		
於年初	At beginning of the year	**81,121**	76,500
購置	Additions	**–**	813
轉撥自持作出售物業	Transferred from properties for sale	**–**	486
公平值增加	Increase in fair value	**27,531**	3,322
於年結日	At end of the year	**108,652**	81,121
投資物業賬面值包括：	The carrying amount of investment properties comprises:		
在香港以長期租約持有	Long leases in Hong Kong	**94,000**	68,060
在香港以外以長期租約持有	Long leases outside Hong Kong	**14,652**	13,061
		108,652	81,121

本集團投資物業之公平值乃根據與本集團並無關連之獨立合資格專業估值師於結算日所進行估值計算所得。估值師擁有合適資格，最近亦有評估有關地點類似物業之經驗。該估值乃參考同類物業市場交易價格後達致。

The fair values of the Group's investment properties have been arrived at on the basis of valuations carried out on the balance sheet date by an independent qualified professional valuer not connected with the Group. The valuer has appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuations were arrived at by reference to market evidence of transaction prices for similar properties.

本集團以經營租約持有用於收租或資本增值用途之全部物業權益均以公平價值模式計算，並入賬列作投資物業。於2008年3月31日，該等物業權益之賬面值為108,652,000港元（2007年：81,121,000港元）。

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties. As at 31 March 2008, the carrying amount of such property interests amounted to HK$108,652,000 (2007: HK$81,121,000).

14. 物業、廠房及設備 14. PROPERTY, PLANT AND EQUIPMENT

		租賃物業 Leasehold properties 千港元 HK$'000	電腦設備 Computer equipment 千港元 HK$'000	傢俬、裝置及設備 Furniture, fixtures and equipment 千港元 HK$'000	汽車 Motor vehicles 千港元 HK$'000	廠房及機器 Plant and machinery 千港元 HK$'000	在建工程 Construction in progress 千港元 HK$'000	總計 Total 千港元 HK$'000
成本值或估值	COST OR VALUATION							
於2006年4月1日	At 1 April 2006	119,855	22,397	103,057	15,353	467,311	-	727,973
匯兌調整	Currency realignment	-	84	(50)	-	17	-	51
添置	Additions	78	5,005	3,498	1,783	49,311	-	59,675
收購附屬公司	Acquisition of subsidiaries	-	614	1,200	-	1,894	-	3,708
轉撥自持作出售物業	Transfer from properties for sale	611	-	-	-	-	-	611
出售	Disposal	-	-	-	(400)	(609)	-	(1,009)
出售附屬公司	Disposal of a subsidiary	-	(397)	(1,453)	-	(14,615)	-	(16,465)
於2007年3月31日	At 31 March 2007	120,544	27,703	106,252	16,736	503,309	-	774,544
匯兌調整	Currency realignment	-	3	3	-	48	-	54
添置	Additions	-	1,666	5,466	729	40,313	419	48,593
出售	Disposal	(168)	-	(459)	(2,077)	-	-	(2,704)
於2008年3月31日	**At 31 March 2008**	**120,376**	**29,372**	**111,262**	**15,388**	**543,670**	**419**	**820,487**
包括：	Comprising:							
成本值	At cost	90,976	29,372	111,262	15,388	543,670	419	791,087
估價值－1991年	At valuation – 1991	29,400	-	-	-	-	-	29,400
		120,376	29,372	111,262	15,388	543,670	419	820,487
折舊	DEPRECIATION							
於2006年4月1日	At 1 April 2006	18,120	14,679	82,702	12,835	304,903	-	433,239
匯兌調整	Currency realignment	-	7	(6)	-	14	-	15
本年折舊	Provided for the year	2,268	2,863	4,810	792	41,809	-	52,542
出售時撤銷	Eliminated on disposal	-	-	-	(268)	(577)	-	(845)
出售附屬公司時撤銷	Eliminated on disposal of a subsidiary	-	(340)	(1,294)	-	(14,615)	-	(16,249)
於2007年3月31日	At 31 March 2007	20,388	17,209	86,212	13,359	331,534	-	468,702
匯兌調整	Currency realignment	-	3	-	-	38	-	41
本年折舊	Provided for the year	2,285	2,580	4,521	776	45,036	-	55,198
出售時撤銷	Eliminated on disposal	(3)	-	(90)	(1,936)	-	-	(2,029)
於2008年3月31日	**At 31 March 2008**	**22,670**	**19,792**	**90,643**	**12,199**	**376,608**	**-**	**521,912**
賬面值	**CARRYING VALUES**							
於2008年3月31日	**At 31 March 2008**	**97,706**	**9,580**	**20,619**	**3,189**	**167,062**	**419**	**298,575**
於2007年3月31日	At 31 March 2007	100,156	10,494	20,040	3,377	171,775	-	305,842

14. 物業、廠房及設備－續

當預付的租賃付款未能可靠地分配至土地及建築物部份時，香港租賃物業之成本值或估值按40年計算折舊及考慮到剩餘值的估計。香港以外地區租賃物業以直線基準按50年或（如屬較短年期）租約所餘年期計算攤銷。

其他物業、廠房及設備乃於其估計可用年期按結餘遞減法計算折舊以撇銷其成本，所用年率如下：

電腦設備	25%
傢俬、裝置及設備	10 － 25%
汽車	20 － 25%
廠房及機器	15 － 30%

上述租賃物業之賬面值包括：

14. PROPERTY, PLANT AND EQUIPMENT – continued

The cost or valuation of leasehold properties in Hong Kong, which included prepaid lease payments that cannot be allocated reliably between the land and building elements, is depreciated over forty years and after taking into account of the estimated residual value. The cost of leasehold properties outside Hong Kong is amortised over a period of fifty years or, where shorter, the remaining term of the leases on a straight line basis.

Depreciation is provided to write off the cost of other property, plant and equipment over their estimated useful lives, using the reducing balance method at the following rates per annum:

Computer equipment	25%
Furniture, fixtures and equipment	10 – 25%
Motor vehicles	20 – 25%
Plant and machinery	15 – 30%

The carrying value of the leasehold properties shown above comprises:

		2008 千港元 HK$'000	2007 千港元 HK$'000
在香港以長期租約持有	Long leases in Hong Kong	**27,022**	27,440
在香港以外以中期租約持有	Medium term leases outside Hong Kong	**70,684**	72,716
		97,706	100,156

租賃物業由1家獨立專業估值師行於1991年按現時用途基準之公開市值予以重估。本集團採納香港會計準則第16條第80A段有關規定定期重估本集團租賃物業之過渡期豁免，故此毋須進一步重估租賃物業。倘租賃物業於2008年3月31日賬面值為27,022,000港元（2007年：27,440,000港元）按成本值減累計折舊及累計減值虧損列賬，租賃物業於2008年3月31日之賬面淨值將約為20,920,000港元（2007年：21,286,000港元）。

The valuation of leasehold properties was carried out by a firm of independent professional valuers in 1991 on an open market value for existing use basis. The Group has adopted the transitional relief provided by paragraph 80A of HKAS 16 from the requirement to make revaluation on a regular basis of the Group's leasehold properties and, accordingly, no further revaluation of leasehold properties will be carried out. Had these leasehold properties with a carrying amount at 31 March 2008 of HK$27,022,000 (2007: HK$27,440,000) been carried at cost less accumulated depreciation and accumulated impairment losses, the carrying value of the leasehold properties at 31 March 2008 would have been stated at HK$20,920,000 (2007: HK$21,286,000).

15. 預付租賃款項 / 15. PREPAID LEASE PAYMENTS

本集團之預付租賃款項包括：

The Group's prepaid lease payments comprise:

		2008 千港元 HK$'000	2007 千港元 HK$'000
在香港境外以中期租約持有之租賃土地	Leasehold land held under medium term leases outside Hong Kong	66,448	4,257
就申報目的分析為：	Analysed for reporting purposes as:		
流動資產	Current asset	1,386	121
非流動資產	Non-current asset	65,062	4,136
		66,448	4,257

16. 產品發展成本 / 16. PRODUCT DEVELOPMENT COSTS

		千港元 HK$'000
成本值	COST	
於2006年4月1日、2007年3月31日及2008年3月31日	At 1 April 2006, 31 March 2007 and 31 March 2008	1,732
攤銷	AMORTISATION	
於2006年4月1日	At 1 April 2006	432
年度扣除	Charge for the year	346
於2007年3月31日	At 31 March 2007	778
年度扣除	Charge for the year	347
於2008年3月31日	**At 31 March 2008**	**1,125**
賬面值	CARRYING VALUE	
於2008年3月31日	**At 31 March 2008**	**607**
於2007年3月31日	At 31 March 2007	954

產品發展成本以直線法分5年攤銷。

Product development costs are amortised over a period of five years on a straight line basis.

17. 商譽 / 17. GOODWILL

		千港元 HK$'000
成本值	COST	
於2006年4月1日	At 1 April 2006	9,149
收購附屬公司	Acquisition of subsidiaries	37,934
被視之為收購附屬公司額外權益	Deemed acquisition of additional interest in a subsidiary	531
出售附屬公司	Disposal of a subsidiary	(19,121)
被視之為出售附屬公司部份權益	Deemed partial disposal of a subsidiary	(2,999)
於2007年3月31日	At 31 March 2007	25,494
被視之為收購附屬公司額外權益	Deemed acquisition of additional interest in a subsidiary	2,183
被視為出售附屬公司部份權益	Deemed partial disposal of a subsidiary	(6)
於2008年3月31日	**At 31 March 2008**	**27,671**

商譽之減值測試詳情載列於附註18。

Particulars regarding impairment testing on goodwill are disclosed in note 18.

18. 商譽減值測試

如附註5所闡釋，本集團以業務分類作為報告分類資料的主要方式。就減值測試而言，附註17所載商譽已被分配至兩個現金產生單位（「現金產生單位」），包括兩家設計、製造及銷售電子產品業務之附屬公司，分別為8,111,000港元及17,991,000港元（2007年：8,111,000港元及15,814,000港元）。

相關現金產生單位的可收回金額乃按使用價值釐定。計算使用價值所作出主要假設關於貼現率、增長率以及年內收入和直接成本之預計變動。管理層採用除稅前比率估計貼現率，該比率反映市場現時對貨幣時間值以及現金產生單位特有風險的評估。增長率以業內增長預測為基準。收入及直接成本之變動根據慣例及對市場未來變動的期望作出估計。

於本年度，本集團按照管理層對未來財務預算得出現金流量預測檢討商譽減值及其後4年之增長率為0%之推測，所使用之貼現率為8%（2007年：8%）。由於採用按貼現率計算之使用價值高於現金產生單位之賬面值，故認為商譽毋須確認減值虧損。

18. IMPAIRMENT TESTING ON GOODWILL

As explained in note 5, the Group uses business segments as its primary segment for reporting segment information. For the purposes of impairment testing, goodwill as set out in note 17 have been allocated to two cash generating units ("CGUs"), including two subsidiaries in the design, manufacture and sale of electronic products segment amounting to HK$8,111,000 and HK$17,991,000 (2007: HK$8,111,000 and HK$15,814,000).

The recoverable amount of the relevant CGUs has been determined on the basis of value in use calculation. The key assumptions for the value in use calculation are those regarding the discount rates, growth rates and expected changes to revenue and direct costs during the year. The management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in revenue and direct costs are based on past practices and expectations of future changes in the market.

During the year, the Group performed impairment review for goodwill based on cash flow forecasts derived from the most recent financial budget for the next year by the management and projections extrapolated at 0% growth rate for subsequent four years using a discount rate of 8% (2007: 8%). The value in use calculated by using the discount rate is higher than the carrying amount of CGU, accordingly, no impairment loss was considered necessary.

19. 應佔聯營公司權益 19. INTEREST IN ASSOCIATES

		2008 千港元 HK$'000	2007 千港元 HK$'000
於聯營公司投資成本，非上市	Cost of investment in associates, unlisted	13,576	13,576
應佔收購後儲備，扣除已收股息	Share of post-acquisition reserves, net of dividend received	(4,082)	(4,455)
		9,494	9,121
減：已確認減值虧損	Less: Impairment losses recognised	(921)	(921)
		8,573	8,200

本集團聯營公司之詳情如下： Details of the Group's associates are as follows:

聯營公司名稱 Name of associate	業務結構形式 Form of business structure	註冊／營業地點 Place of registration/ operations	註冊資本面值 Nominal value of registered capital	本集團應佔股本權益 Attributable equity interest to the Group 2008	2007	主要業務 Principal activities
北京群輝電子有限公司（「北京群輝」） Beijing Commune Fair Electronics Co. Ltd. ("Beijing Commune")	合作企業 Co-operative joint venture	中國 PRC	800,000美元 US$800,000	68.75% *(見下文附註)* *(see note below)*	68.75%	暫無業務 Inactive
Danehill Investments (Holdings) Limited	有限責任公司 Limited liability company	開曼群島 Cayman Islands	7,000,000港元 HK$7,000,000	48.28%	48.28%	投資控股 Investment holding
賢邦有限公司（「賢邦」） Interforce Limited ("Interforce")	有限責任公司 Limited liability company	香港 Hong Kong	500,000港元 HK$500,000	30%	30%	買賣電子產品 Trading in electronic products

19. 應佔聯營公司權益 – 續

附註：

根據協議，在協議生效期間，本集團享有北京群輝50%之溢利或虧損。本集團於北京群輝董事局並沒有控制權，因其有能力任命6位董事其中3位。於2002年10月，北京群輝由於沒有更新商業登記證而被中國政府取消其商業登記證。北京群輝自此暫無業務。綜合財務報告已確認減值虧損921,000港元，以撇銷該投資之賬面值。

聯營公司由本公司間接持有。

於聯營公司之投資成本包括去年收購聯營公司所產生之商譽3,779,000港元（2007年：3,779,000港元）。

有關本集團聯營公司之財務資料總結載列如下：

19. INTEREST IN ASSOCIATES – continued

Note:

Under the agreement, during the life of the agreement, the Group is entitled to share 50% of the profit or loss of Beijing Commune and the Group does not have controlling interest in the board of directors of Beijing Commune because it was the power to appoint three out of six directors of Beijing Commune. In October 2002, the business certificate of Beijing Commune has been cancelled by the PRC government as the company did not renew its business certificate. Beijing Commune became inactive since then. An impairment loss of HK$921,000 has been recognised in the consolidated financial statements to write off the carrying amount of the investment.

The associates are indirectly held by the Company.

Included in the cost of investment in associates is goodwill of HK$3,779,000 (2007: HK$3,779,000) arising on acquisition of an associate in prior year.

The summarised financial information in respect of the Group's associates is set out below:

		2008 千港元 HK$'000	2007 千港元 HK$'000
資產總值	Total assets	**33,993**	26,445
負債總額	Total liabilities	**(21,610)**	(15,327)
資產淨值	Net assets	**12,383**	11,118
應佔資產淨值	Share of net assets	**5,715**	5,342
營業額	Turnover	**190,117**	214,417
年內溢利	Profit for the year	**1,266**	5,408
應佔聯營公司溢利	Share of profits of associates	**373**	1,613

20. 可供出售投資 / 20. AVAILABLE-FOR-SALE INVESTMENTS

		2008 千港元 HK$'000	2007 千港元 HK$'000
股本證券	Equity securities		
非上市股份，按成本	Unlisted shares, at cost	**26,690**	26,690
減：已確認減值虧損	Less: Impairment losses recognised	**(2,650)**	(2,650)
		24,040	24,040
於香港境外上市股份，按公平值	Listed shares outside Hong Kong, at fair value	**12**	35
		24,052	24,075
就申報用途分析為：	Analysed for reporting purposes as:		
非流動資產	Non-current asset	**24,052**	24,075

於結算日，可供出售投資之所有上市股份均以公平值列賬。該等投資之公平值經參考活躍市場所報買入價釐定。

As at the balance sheet date, all listed shares included in available-for-sale investments are stated at fair value. Fair values of these investments have been determined by reference to bid prices quoted in active markets.

上述非上市投資為於香港註冊成立私人實體發行之非上市股本證券投資。由於合理公平值估計範圍甚大，本公司董事認為未能可靠計算其公平值，因此該等投資於各結算日按成本扣除減值計算。

The above unlisted investments represent investments in unlisted equity securities issued by private entities incorporated in Hong Kong. They are measured at cost less impairment loss at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair values cannot be measured reliably.

非上市股本證券中包括於從事投資控股及提供保健相關服務之公司Net Plus Company Limited（「Net Plus」）之17%（2007年：17%）股本權益投資。過往年度已綜合於財務報告確認減值虧損2,500,000港元。於2008年3月31日，董事參考預期源自該投資之估計日後現金流量現值後審閱其賬面值，並認為可收回於Net Plus之權益之賬面值。

Included in unlisted equity securities was an investment of 17% (2007: 17%) equity interest in Net Plus Company Limited ("Net Plus"), a company engaged in investment holding and provision of healthcare related services. An impairment loss of HK$2,500,000 was recognised in the consolidated financial statements in prior years. At 31 March 2008, the directors reviewed its carrying amount with reference to the present value of the estimated future cash flows expected to arise from the investment and considered that the carrying value of the interest in Net Plus is recoverable.

21. 衍生金融工具／指定為按公平值計入損益之金融資產

21. DERIVATIVE FINANCIAL INSTRUMENTS/FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

		資產 Assets		負債 Liabilities	
		2008 千港元 HK$'000	2007 千港元 HK$'000	2008 千港元 HK$'000	2007 千港元 HK$'000
(i) 指定為按公平值計入損益之金融資產：	(i) Financial assets designated at fair value through profit or loss:				
下列各項之購買沖銷票據：	Buy-write certificates on:				
－於香港上市之股本證券	– equity securities listed in Hong Kong	1,606	10,728	–	–
－於香港境外上市之股本證券	– equity securities listed outside Hong Kong	6,543	10,067	–	–
		8,149	20,795	–	–
(ii) 非指定為對沖工具之衍生金融工具：	(ii) Derivative financial instruments not designated as hedging instruments:				
外幣選擇權	Foreign exchange option	120	480	–	–
於香港境外上市之股本證券之選擇權	Options on equity securities listed outside Hong Kong	–	–	(518)	(438)
		120	480	(518)	(438)
		8,269	21,275	(518)	(438)

購買沖銷票據包含與主合約無密切關連之嵌入式衍生工具，因此，所有合併合約已指定為按公平值計入損益之金融資產。

The buy-write certificates contain embedded derivatives which are not closely related to the host contracts, accordingly, the entire combined contracts have been designated at financial assets at fair value through profit or loss.

21. 衍生金融工具／指定為按公平值計入損益之金融資產 － 續

於訂立購買沖銷票據時，將會釐定相關股本證券之行使價、到期日及觀察期。於各觀察期結束時或購買沖銷票據屆滿時，相關股本證券之市價將與行使價進行比較。倘購買沖銷票據之市價高於行使價，購買沖銷票據將被終止及以現金支付，倘購買沖銷票據之市價低於其行使價，沖銷票據將以股票來平倉。

購買沖銷票據之公平值乃根據證券經紀所報相關股本證券之股價、波動及股息率等輸入因素計算之市價而釐定。

21. DERIVATIVE FINANCIAL INSTRUMENTS/FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS – continued

On inception of the buy-write certificates, the strike price of the underlying equity securities, maturity date and observation period would be determined. At the end of each observation period or on maturity of the buy-write certificates, market price of the underlying equity securities would be compared to the strike price. The buy-write certificates would be terminated and settled in cash if the market price is higher than strike price. (The buy-write certificates would be settled in shares) if the market price is lower than the strike price.

The fair values of buy-write certificates are determined based on market prices quoted by securities brokers which are determined based on inputs such as share price, volatility, dividend yield of the underlying equity securities.

22. 存貨

22. INVENTORIES

		2008 千港元 HK$'000	2007 千港元 HK$'000
原料	Raw materials	**197,817**	187,366
在製品	Work in progress	**11,893**	14,646
製成品	Finished goods	**333,896**	249,232
		543,606	451,244

於本年度，於綜合收益表確認為支出之存貨成本達1,664,663,000港元(2007年：1,946,605,000港元)。

The cost of inventories recognised as an expense in the consolidated income statement during the year amounted to HK$1,664,663,000 (2007: HK$1,946,605,000).

23. 應收賬款、按金及預付款項 23. DEBTORS, DEPOSITS AND PREPAYMENTS

		2008 千港元 HK$'000	2007 千港 HK$'000
應收貿易賬款	Trade debtors	**192,803**	279,630
證券經紀之按金	Deposits with securities brokers	**19,657**	11,708
墊款予供應商	Advances to suppliers	**31,920**	35,560
預付款項及其他應收款項	Prepayments and other receivables	**24,645**	16,806
		269,025	343,704

於結算日應收貿易賬款(扣除呆賬撥備)之賬齡分析如下：

The aged analysis of trade debtors net of allowance for doubtful debts at the balance sheet date is as follows:

		2008 千港元 HK$'000	2007 千港 HK$'000
0－30日	0 – 30 days	**103,982**	229,768
31－60日	31 – 60 days	**38,261**	11,950
61－90日	61 – 90 days	**17,269**	2,072
超過90日	Over 90 days	**33,291**	35,840
		192,803	279,630

本集團給予其貿易客戶之賒賬期介乎30日至90日。於接納任何新客戶前，管理層將內部評估潛在客戶之信貸質素及訂立信貸限額。

The Group allows an average credit period ranging from 30 days to 90 days to its trade customers. Before accepting any new customers, the management will internally assess the credit quality of the potential customer and define appropriate credit limits.

本集團應收貿易賬款為賬面總值54,014,000港元(2007年：43,039,000港元)之應收款項，於報告日期已逾期，但本集團並未作出減值虧損撥備。本集團並無就該等結餘持有任何抵押。

Included in the Group's trade debtors are debtors with aggregate carrying amount of HK$54,014,000 (2007: HK$43,039,000) which are past due at the reporting date for which the Group has not provided for impairment loss. The Group does not hold any collateral over these balances.

23. 應收賬款、按金及預付款項 — 續

已逾期但無減值之應收貿易賬款之賬齡分析如下：

23. DEBTORS, DEPOSITS AND PREPAYMENTS – continued

The aged analysis of trade debtors which are past due but not impaired is as follows:

		2008 千港元 HK$'000	2007 千港 HK$'000
31-60日	31 – 60 days	9,155	5,818
31-90日	61 – 90 days	11,568	1,381
超過90日	Over 90 days	33,291	35,840
		54,014	43,039

根據管理層之經驗及客戶之還款記錄，已逾期但未減值之應收賬款一般可收回。就該等與訴訟相關之結餘而言，本公司董事將根據律師之法律意見評估該等案件，並就不可收回債項提供撥備。

Based on the experience of the management and repayment record of the customers, trade receivables which are past due but not impaired are generally recoverable. For those balances associated with litigations, the directors of the Company will assess the cases based on legal advices from lawyers and provide allowance for the irrecoverable debts.

呆賬撥備之變動

Movements in the allowance for doubtful debts

		2008 千港元 HK$'000	2007 千港元 HK$'000
年初	At beginning of the year	10,475	5,986
就貿易應收賬款已確認之減值虧損	Impairment losses recognised on debtors	5,961	4,489
年終	At end of the year	16,436	10,475

呆賬撥備包括個別已減值之貿易應收賬款，總結餘約為9,943,000港元(2007年：6,041,000港元)，原因是該等客戶已清盤或有嚴重財政困難。此外，貿易應收賬款結餘4,231,000港元(2007年：4,231,000港元)已個別減值，原因為該等債項將由客戶按仲裁所議定之折讓價清償。

Included in the allowance for doubtful debts are individually impaired trade debtors with an aggregated balance of HK$9,943,000 (2007: HK$6,041,000) which have either been placed under liquidation or in severe financial difficulties. In addition, a debtor balance of HK$4,231,000 (2007: HK$4,231,000) has been individually impaired since such debt will be settled by the customer at a discount as agreed by arbitration.

管理層已撤回對1名貿易債務人之仲裁，乃由於所涉及之法律及專業費用將會很高，而相關貿易應收賬款結餘2,059,000港元(2007年：無)已個別減值。

The management has withdrawn a litigation against a trade debtor as they consider the legal and professional expenses involved will be high, and the related debtor balance of HK$2,059,000 (2007: nil) was individually impaired.

23. 應收賬款、按金及預付款項 — 續

應收貿易賬款包括具追索權貼現票據80,426,000港元(2007年:78,233,000港元)及已貼現應收賬款17,223,000港元(2007年:13,734,000港元)。本集團已就該等應收貿易賬款之預期虧損提供信貸保證。因此,本集團繼續全數確認應收貿易賬款之賬面值,並確認已收現金為有抵押借貸(見附註29)。

23. DEBTORS, DEPOSITS AND PREPAYMENTS – continued

Included in trade debtors are bills discounted with recourse amounting to HK$80,426,000 (2007: HK$78,233,000) and factored debtors amounting to HK$17,223,000 (2007: HK$13,734,000). The Group provided a credit guarantee over the expected losses of those debtors. Accordingly, the Group continues to recognise the full carrying amount of the debtors and has recognised the cash received as a secured borrowing (see note 29).

24. 應收關連人士款項

於2007年3月,本公司董事劉錫康先生多名近親家族成員行使作為本集團僱員獲授之購股權,認購本公司20,072,000股普通股,合共17,196,000港元。有關款項已於2007年4月初全數支付。有關款項為無抵押及免息。

24. AMOUNTS DUE FROM RELATED PARTIES

In March 2007, certain close family members of Mr. Lau Sak Hong, Philip, a director of the Company, exercised the share options granted to them as employees of the Group to subscribe for 20,072,000 ordinary shares in the Company at an aggregate amount of HK$17,196,000. Such amounts were fully settled in early April 2007. The amounts were unsecured and interest-free.

25. 應收/應付聯營公司款項

有關款項為無抵押、免息及須於1年內當要求時償還。應收聯營公司款項包括應收聯營公司賬款1,049,000港元(2007年:1,049,000港元),賬齡超過90日。

有關結餘為已逾期但未減值,乃由於聯營公司於年內產生正數現金流量及溢利,因此無需作出減值虧損。

25. AMOUNTS DUE FROM/TO ASSOCIATES

The amounts are unsecured, interest-free and repayable on demand withon one year. Included in the amounts due from associates is a trade receivable from an associate of HK$1,049,000 (2007: HK$1,049,000) which is aged over 90 days.

Such balance is past due but not impaired as the associate generates positive cash flows and profit during the year, accordingly, no impairment loss is considered necessary.

26. 持作買賣投資

26. INVESTMENTS HELD FOR TRADING

		2008 千港元 HK$'000	2007 千港元 HK$'000
上市證券	Listed securities		
於香港上市股本證券	Equity securities listed in Hong Kong	4,230	7,152
於香港境外上市股本證券	Equity securities listed outside Hong Kong	16,151	17,668
於香港境外上市債務證券	Debt securities listed outside Hong Kong	–	793
		20,381	25,613

27. 銀行結存及現金

銀行結存及現金包括本集團所持現金，以及原定於3個月或以下到期，且平均年利率為0.01厘（2007年：1.50厘）之短期銀行存款。

27. BANK BALANCES AND CASH

Bank balances and cash comprise cash held by the Group and short term bank deposits with an original maturity of three months or less at an average interest rate of 0.01% (2007: 1.50%) per annum.

28. 應付賬款及應計費用

28. CREDITORS AND ACCRUED CHARGES

		2008 千港元 HK$'000	2007 千港元 HK$'000
應付貿易賬款	Trade creditors	**101,584**	193,281
應付專利費及預扣稅	Royalty and withholding tax payable	**19,124**	9,341
預收款項	Receipt in advance	**755**	11,355
其他應付貿易賬款及應計開支	Other creditors and accrued expenses	**54,749**	59,852
		176,212	273,829

於結算日應付貿易賬款之賬齡分析如下：

The aged analysis of trade creditors at the balance sheet date is as follows:

		2008 千港元 HK$'000	2007 千港元 HK$'000
0－30日	0 – 30 days	**70,671**	146,779
31－60日	31 – 60 days	**17,887**	21,159
61－90日	61 – 90 days	**5,500**	10,782
超過90日	Over 90 days	**7,526**	14,561
		101,584	193,281

採購貨品之平均賒賬期為90日。本集團已實施財務風險管理政策，以確保所有應付款項均於信貸時限內清償。

The average credit period on purchases of goods is 90 days. The Group has financial risk management policies in place to ensure that all payables are settled within the credit timeframe.

29. 貸款　29. BORROWINGS

		2008 千港元 HK$'000	2007 千港元 HK$'000
貸款包括如下：	Borrowings comprise the followings:		
信託收據及入口貸款	Trust receipts and import loans	141,883	126,039
短期貸款	Short term loans	181,989	125,122
有關具追索權貼現票據之貸款	Loans related to bills discounted with recourse	80,426	78,233
銀行貸款	Bank loan	48,778	–
債權貼現貸款	Debt factoring loans	11,974	121
		465,050	329,515
分析：	Analysed as:		
有抵押	Secured	232,297	95,777
無抵押	Unsecured	232,753	233,738
		465,050	329,515

應償還貸款如下：　The borrowings are repayable as follows:

		2008 千港元 HK$'000	2007 千港元 HK$'000
當要求時或1年內	On demand or within one year	430,160	329,515
1年後但2年內	More than one year but not exceeding two years	11,110	–
2年後但5年內	More than two years but not more than five years	23,780	–
		465,050	329,515
減：流動負債項下須於1年內償還之款項	Less: Amounts due within one year shown under current liabilities	(430,160)	(329,515)
		34,890	–

本集團之貸款為浮息貸款，按年利率3.0厘至6.2厘(2007年：4.9厘至5.62厘)計息。有關利息於每月重新定價。

The Group's borrowings are floating-rate borrowings which are interest bearing at a range from 3.0% to 6.2% (2007: 4.9% to 5.62%) per annum. Interest is repriced every month.

30. 銀行透支

本集團之銀行透支為浮息借貸。有關利息按平均年利率6.1厘(2007年：8厘)計算，並於每月重新定價。

30. BANK OVERDRAFTS

The Group's bank overdrafts are floating-rate borrowings. The interest is charged at an average interest rate of 6.1% (2007: 8%) per annum. Interest is repriced every month.

31. 遞延稅項

本年度及過往年度已確認主要遞延稅項負債及資產及其變動如下：

31. DEFERRED TAXATION

The followings are the major deferred tax liabilities and assets recognised and movements thereon during the current and prior years:

		加速稅項折舊 Accelerated tax depreciation 千港元 HK$'000	投資物業重估 Revaluation of investment properties 千港元 HK$'000	稅項虧損 Tax losses 千港元 HK$'000	其他 Others 千港元 HK$'000 附註 (note)	總額 Total 千港元 HK$'000
於2006年4月1日	At 1 April 2006	(11,199)	(2,311)	7,607	274	(5,629)
年內計入(扣自)收益	Credit (charge) to income for the year	2,827	(892)	(2,626)	–	(691)
於2007年3月31日	At 31 March 2007	(8,372)	(3,203)	4,981	274	(6,320)
年內計入(扣自)收益	Credit (charge) to income for the year	2,050	(2,734)	2,046	7,329	8,691
於2008年3月31日	**At 31 March 2008**	**(6,322)**	**(5,937)**	**7,027**	**7,603**	**2,371**

附註： 其他主要指存貨之未變現溢利所產生之暫時差異。

Note: Others mainly represent temporary difference arising from unrealised profits on inventories.

就呈列資產負債表而言，若干遞延稅項資產及負債已對銷。用作財務報告用途之遞延稅項結餘分析如下：

For the purposes of the balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

		2008 千港元 HK$'000	2007 千港元 HK$'000
遞延稅項資產	Deferred tax assets	**7,542**	1,263
遞延稅項負債	Deferred tax liabilities	**(5,171)**	(7,583)
		2,371	(6,320)

31. 遞延稅項 – 續

由於未能預計未來溢利來源，本集團並無就稅項虧損132,592,000港元（2007年：129,570,000港元）確認遞延稅項資產。未確認稅項虧損包括86,593,000港元（2007年：81,141,000港元）將於2009年至2019年（2007年：2008年至2019年）到期之虧損，其他稅項虧損可無限期結轉。

根據中國新法例，由2008年1月1日起，中國之附屬公司須於向股東分派保留溢利時繳納預扣稅。由於本集團可控制暫時差異之撥回時間及不大可能於可見將來撥回暫時差異，因此綜合財務報告並無就中國之附屬公司之未分派保留溢利之暫時差異之遞延稅項約314,000港元計提撥備。

31. DEFERRED TAXATIONS – continued

The Group has not recognised deferred tax asset in respect of tax losses of HK$132,592,000 (2007: HK$129,570,000) due to the unpredictability of future profit streams. Included in the unrecognised tax losses are losses of HK$86,593,000 (2007: HK$81,141,000) that will expire in the years of 2009 to 2019 (2007: 2008 to 2019), other tax losses may be carried forward indefinitely.

Deferred taxation has not been provided for in the consolidated financial statements in respect of the temporary differences attributable to the undistributed retained profits earned by the subsidiaries in PRC amounting to approximately HK$314,000 starting from 1 January 2008 under the New Law of PRC that requires withholding tax upon the distribution of such profits to the shareholders as the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

32. 股本

32. SHARE CAPITAL

		股份數目 Number of shares	千港元 HK$'000
每股面值0.40港元之普通股	Ordinary shares of HK$0.40 each		
法定股本：	Authorised:		
於2006年4月1日、2007年3月31日及2008年3月31日	At 1 April 2006, 31 March 2007 and 31 March 2008	1,250,000,000	500,000
已發行及繳足股本：	Issued and fully paid:		
於2006年4月1日	At 1 April 2006	760,880,614	304,352
行使購股權而發行之股份	Issue of shares upon exercise of share options	30,434,500	12,174
購回股份	Repurchase of shares	(3,707,500)	(1,483)
於2007年3月31日	At 31 March 2007	787,607,614	315,043
行使購股權而發行之股份	Issue of shares upon exercise of share options	3,160,000	1,264
發行股份作為以股代息	Issue of shares as scrip dividends	4,776,214	1,910
購回股份	Repurchase of shares	(5,165,000)	(2,066)
於2008年3月31日	**At 31 March 2008**	**790,378,828**	**316,151**

32. 股本 — 續

本公司股本之變動詳情如下：

(a) 在2006年11月，本公司若干購股權獲持有人行使，因此本公司以每股0.40港元至0.89港元之價格發行7,982,500股每股面值0.40港元之股份。

(b) 在2006年12月，本公司若干購股權獲持有人行使，因此本公司以每股0.80港元至0.89港元之價格發行760,000股每股面值0.40港元之股份。

(c) 於2007年1月，本公司若干購股權獲持有人行使，因此本公司以每股0.89港元之價格發行250,000股每股面值0.40港元之股份。

(d) 於2007年3月，本公司若干購股權獲持有人行使，因此本公司以每股0.80港元至1.72港元之價格發行21,442,000股每股面值0.40港元之股份。

(e) 在截至2007年3月31日止年度內，本公司在聯交所購回其股份如下:

32. SHARE CAPITAL – continued

Details of the changes in the share capital of the Company are as follows:

(a) In November 2006, 7,982,500 shares of HK$0.40 each were issued at a range of HK$0.40 to HK$0.89 per share as a result of the exercise of certain share options of the Company by their holders.

(b) In December 2006, 760,000 shares of HK$0.40 each were issued at a range of HK$0.80 to HK$0.89 per share as a result of the exercise of certain share options of the Company by their holders.

(c) In January 2007, 250,000 shares of HK$0.40 each were issued at HK$0.89 per share as a result of the exercise of certain share options of the Company by their holders.

(d) In March 2007, 21,442,000 shares of HK$0.40 each were issued at a range of HK$0.80 to HK$1.72 per share as a result of the exercise of certain share options of the Company by their holders.

(e) The Company repurchased its own shares on the Stock Exchange during the year ended 31 March 2007 as follows:

月份	Month	股份數目 Number of shares	每股價格 Price per share 最低 Lowest 港元 HK$	最高 Highest 港元 HK$	總代價 Aggregate consideration 千港元 HK$'000
2006年5月	May 2006	765,000	1.11	1.13	856
2006年6月	June 2006	2,295,000	1.11	1.16	2,622
2006年10月	October 2006	647,500	1.26	1.28	824
		3,707,500			4,302

32. 股本 — 續

以上股份於購回已註銷，故本公司已發行股本已根據此等股份面值相應減少。購回股份之溢價已扣自累計溢利。相等於註銷股份面值之數額則由累計溢利轉撥至股本贖回儲備。

(f) 於2007年4月，本公司若干購股權獲持有人行使，因此本公司以每股0.814港元之價格發行500,000股每股面值0.40港元之股份。

(g) 於2007年5月，本公司若干購股權獲持有人行使，因此本公司以每股0.814港元至1.72港元之價格發行2,660,000股每股面值0.40港元之股份。

(h) 於2007年10月，本公司以每股1.836港元之價格發行4,776,214股每股面值0.40港元之股份作為以股代息。

(i) 於截至2008年3月31日止年度內，本公司在聯交所購回其股份如下:

32. SHARE CAPITAL – continued

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium on repurchase was charged against accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

(f) In April 2007, 500,000 shares of HK$0.40 each were issued at HK$0.814 per share as a result of the exercise of certain share options of the Company by their holders.

(g) In May 2007, 2,660,000 shares of HK$0.40 each were issued at a range of HK$0.814 to HK$1.72 per share as a result of the exercise of certain share options of the Company by their holders.

(h) In October 2007, 4,776,214 shares of HK$0.40 each were issued at HK$1.836 per share as scrip dividend.

(i) The Company repurchased its own shares on the Stock Exchange during the year ended 31 March 2008 as follows:

月份	Month	股份數目 Number of shares	每股價格 Price per share 最低 Lowest 港元 HK$	最高 Highest 港元 HK$	總代價 Aggregate consideration 港元 HK$'000
2007年10月	October 2007	2,222,500	1.42	1.54	3,371
2007年11月	November 2007	2,942,500	1.43	1.52	4,333
		5,165,000			7,704

以上股份於購回已註銷，故本公司已發行股本已根據此等股份面值相應減少。購回股份之溢價已扣自累計溢利。相等於註銷股份面值之數額則由累計溢利轉撥至股本贖回儲備。

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium on repurchase was charged against accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

32. 股本 – 續

所有已發行股份在各方面與當時現有已發行之股份享有同等權益。

33. 購股權計劃

本公司之購股權計劃

本公司之購股權計劃已於2002年9月12日舉行股東特別大會上獲通過採用為期5年(「舊計劃」)。舊計劃旨在就參與者對本集團作出之貢獻提供鼓勵及獎勵。舊計劃之合資格參與人包括任何僱員、非執行董事、商品或服務供應商、客戶、諮詢人或顧問以及本集團任何成員公司之股東。

根據舊計劃將授予之所有購股權獲行使時可發行之最高股份總數，不得超過不時已發行股份之10%，而所有已授出尚未行使購股權可發行股份上限，不可超過不時已發行股份之30%。

截至購股權授出之日前任何12個月內，授予各參與人之購股權獲行使而已經及將予發行之股份總數，不可超逾不時已發行股份之1%。

購股權可行使期限由董事局決定，惟不可超過於授出日起計5年。承授人可於購股權期限內任何時間行使購股權。各購股權於授予當日起即時歸屬。

購股權之股份認購價由董事局決定，惟有關價格不得低過於(i)授予購股權當日股份之收市價，或(ii)緊接授出日期前連續5個交易日股份平均收市價，或(iii)股份於授出日期之面值，以最高者為準。

授出購股權之要約可自授出日期起計21日內採納。授出購股權之代價為1港元。該金額在任何情況下將不可退還。

32. SHARE CAPITAL – continued

All shares issued rank pari passu with the then existing shares in all respects.

33. SHARE OPTION SCHEMES

Share option schemes of the Company

The Company has a share option scheme which was approved and adopted at the special general meeting of the Company held on 12 September 2002 (the "Old Scheme") for a period of 5 years. The primary purpose is to provide incentives or rewards to participants for their contribution to the Group. Eligible participants of the Old Scheme included any employees, non-executive directors, suppliers of goods or services, customers, advisors or consultants and shareholders of any member of the Group.

The maximum number of share options which may be issued upon exercise of all options to be granted under the Old Scheme of the Company must not, in aggregate, exceed 10% while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

The total number of shares issued and to be issued upon exercise of the options granted to each participant in any 12 month period up to the date of the grant will not exceed 1% of the shares in issue.

The period within which the shares must be taken up under an option is any period as determined by the Board, which will not be more than 5 years from the date on which the option is granted. The option may be exercised by the grantee at any time during the option period. Each share option vested immediately at the date of grant.

The subscription price of the share options is determined by the Board, but will be no less than the highest of (i) the closing price of the shares on the offer date; (ii) the average of the closing price of the shares of the 5 trading day immediately preceding the offer date; or (iii) the nominal value of the shares on the offer date.

The offer of a grant of share options may be accepted within 21 days from the date of offer. The consideration for the grant is HK$1 and it will in no circumstance be refundable.

33. 購股權計劃 – 續

本公司之購股權計劃 – 續

舊計劃已於2007年9月11日屆滿，其後，再不可根據舊計劃授出購股權。就根據舊計劃已授出之購股權而言，有關條文將仍然有效。根據舊計劃已授出之購股權變動情況如下：

33. SHARE OPTION SCHEMES – continued

Share option schemes of the Company – continued

The Old Scheme expired on 11 September 2007 and thereafter, no more option could be granted pursuant to the Old Scheme. In respect of the options already granted under the Old Scheme, the provisions shall remain in force. The movements of the share options granted pursuant to the Old Scheme were as follows:

			購股權數目 Number of share options		
授予日期	Date of grant	行使價 Exercise price 港元 HK$	於年初尚未行使 Outstanding at beginning of the year	在本年度內行使 Exercised during the year	於年終尚未行使 Outstanding at end of the year
截至2008年3月31日止年度	For the year ended 31 March 2008				
2003年10月10日	10 October 2003	0.86	3,000,000	–	3,000,000
2004年11月2日	2 November 2004	0.814	2,500,000	(2,000,000)	500,000
2006年1月5日	5 January 2006	0.89	12,000,000	–	12,000,000
2006年8月16日	16 August 2006	1.15	500,000	(500,000)	–
2006年11月13日	13 November 2006	1.45	2,000,000	–	2,000,000
2007年1月4日	4 January 2007	1.66	820,000	(600,000)	220,000
2007年2月1日	1 February 2007	1.72	100,000	(60,000)	40,000
2007年3月7日	7 March 2007	1.93	3,000,000	–	3,000,000
			23,920,000	(3,160,000)	20,760,000
年終可予行使	Exercisable at the end of the year				20,760,000
加權平均行使價（港元）	Weighted average exercise price (HK$)		1.09	1.05	1.10

33. 購股權計劃 — 續
本公司之購股權計劃 — 續

33. SHARE OPTION SCHEMES – continued
Share option schemes of the Company – continued

			購股權數目 Number of share options			
授予日期	Date of grant	行使價 Exercise price 港元 HK$	於年初尚未行使 Outstanding at beginning of the year	在本年度內授予 Granted during the year	在本年度內行使 Exercised during the year	於年終尚未行使 Outstanding at end of the year
截至2007年3月31日止年度	For the year ended 31 March 2007					
2003年5月2日	2 May 2003	0.40	1,700,500	–	(1,700,500)	–
2003年10月10日	10 October 2003	0.86	15,144,000	–	(12,144,000)	3,000,000
2004年8月24日	24 August 2004	0.808	3,000,000	–	(3,000,000)	–
2004年11月2日	2 November 2004	0.814	2,650,000	–	(150,000)	2,500,000
2005年12月22日	22 December 2005	0.80	4,910,000	–	(4,910,000)	–
2006年1月5日	5 January 2006	0.89	19,160,000	–	(7,160,000)	12,000,000
2006年8月16日	16 August 2006	1.15	–	500,000	–	500,000
2006年11月13日	13 November 2006	1.45	–	2,000,000	–	2,000,000
2007年1月4日	4 January 2007	1.66	–	2,050,000	(1,230,000)	820,000
2007年2月1日	1 February 2007	1.72	–	240,000	(140,000)	100,000
2007年3月7日	7 March 2007	1.93	–	3,000,000	–	3,000,000
			46,564,500	7,790,000	(30,434,500)	23,920,000
年終可予行使	Exercisable at the end of the year					23,920,000
加權平均行使價（港元）	Weighted average exercise price (HK$)		0.84	1.68	0.86	1.09

以上購股權由授出日期起5年內行使。

The above share options were granted for an exercise period of five years from the date of grant of the share options.

年內已行使購股權於行使日期之加權平均股價為2.46港元（2007年：2.22港元）。

The weighted average share price at the date of exercise for share options exercised during the year was HK$2.46 (2007: HK$2.22).

本公司並無根據舊計劃授予董事任何購股權。

No share options have been granted to the directors of the Company pursuant to the Old Scheme.

33. 購股權計劃 — 續

本公司之購股權計劃 — 續

本公司於2008年1月15日舉行之股東特別大會上通過採用為期10年之新購股權計劃(「新計劃」)。主要目的在於表揚參與者之貢獻、招攬及挽留優秀僱員及吸引對本集團具有重要價值之人力資源。新計劃之合資格參與者包括本集團之全職僱員(包括董事，不論執行或非執行及不論獨立或非獨立)、供應商、諮詢人、代理及顧問。

根據新計劃所授出之購股權獲行使而可能發行之最高股份總數，不得超過於新計劃於2008年1月15日採納日期之已發行股份之10%，而整體已授出及可行使購股權股份數目不可超過不時已發行股份之30%。

於購股權授出之日的12個月內，各參與者行使購股權而發行及將予發行之股份總數不可超逾當時已發行股本之1%，除非若干條件獲達成。

購股權可行使期限由董事局決定，惟不可於授出日起計超過10年。承授人可於購股權期限內任何時間行使購股權。

購股權之認購價由董事局決定，惟有關價格不得低過(i)於授予購股權當日，股份之收市價；(ii)授出日期前連續5個交易日股份平均收市價；或(iii)股份於授出日期之面值以最高者計算。

授出購股權之要約可自授出日期起計28日內採納。授出購股權之代價為1港元。該金額在任何情況下將不可退還。

33. SHARE OPTION SCHEMES – continued

Share option schemes of the Company – continued

A new share option scheme (the "New Scheme") was approved and adopted at the special general meeting of the Company held on 15 January 2008 for a period of 10 years. The primary purpose is to recognise the contribution of participants and to recruit and retain high calibre employees and attract human resources that are valuable to the Group. Eligible participants of the New Scheme included any full time employees (including directors, whether executive or non-executive and whether independent or not), suppliers, consultants, agents and advisors of the Group.

The maximum number of share options which may be issued upon exercise of all options to be granted under the New Scheme must not, in aggregate, exceed 10% of the shares in issue at the adoption of the New Scheme on 15 January 2008 while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

The total number of shares issued and to be issued upon exercise of the option granted to each participant in any 12 month period up to the date of the grant shall not exceed 1% of the shares in issue unless certain conditions are fulfilled.

The period within which the shares must be taken up under an option is any period as determined by the Board, which shall not be more than 10 years from the date on which the option is granted. The option may be exercised by the grantee at any time during the option period.

The subscription price of the share options is determined by the Board, but will be no less than the highest of (i) the closing price of the shares on the offer date; (ii) the average of the closing price of shares on the 5 trading days immediately preceding the offer date; or (iii) the nominal value of the shares on the offer date.

The offer of a grant of share options may be accepted within 28 days from the date of offer. The consideration for the grant is HK$1 and it will in no circumstance be refundable.

33. 購股權計劃 – 續

本公司之購股權計劃 – 續

根據新計劃已授出之購股權變動情況如下：

33. SHARE OPTION SCHEMES – continued

Share option schemes of the Company – continued

The movements of the options granted pursuant to the New Scheme were as follows:

授出日期	Date of grant	行使價 Exercise price 港元 HK$	年內已授出及於2008年3月31日尚未行使之購股權數目 Number of share options granted during the year and outstanding as at 31.3.2008
截至2008年3月31日止年度	For the year ended 31 March 2008		
2008年1月23日	23 January 2008	1.042	150,000
2008年1月28日	28 January 2008	0.96	346,000
			496,000
年終可予行使	Exercisable at the end of the year		496,000
加權平均行使價（港元）	Weighted average exercise price (HK$)		0.98

以上購股權由授出日期起10年內行使。

The above share options were granted for an exercise period of ten years from the date of grant of the share options.

本公司並無根據新計劃授予董事任何購股權。

No share options have been granted to the directors of the Company pursuant to the New Scheme.

本年度內，共收到僱員因接納購股權而支付之總代價為2港元（2007年：24港元）。

Total consideration received during the year from employees for taking up the options granted amounted to HK$2 (2007: HK$24).

33. 購股權計劃 — 續

本公司之購股權計劃 — 續

就取得服務而授出購股權之公平值乃參考所授出購股權之公平值計量。所取得服務之公平值乃按柏力克-舒爾斯定價模式估計。

33. SHARE OPTION SCHEMES – continued

Share option schemes of the Company – continued

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black-Scholes pricing model.

截至2008年3月31日止年度 For the year ended 31 March 2008

授出日期	Grant dates	2008年1月23日 23.1.2008	2008年1月28日 28.1.2008
購股權之公平值及假設：	Fair value of share options and assumptions:		
於計量日期之公平值（港元）	Fair value at measurement dates (HK$)	0.224	0.263
股價（港元）	Share price (HK$)	0.880	0.960
行使價（港元）	Exercise price (HK$)	1.042	0.960
預計波幅	Expected volatility	53.95%	49.32%
購股權期限（年）	Option life (years)	3	3
預期股息率	Expected dividend yield	4.35%	4.38%
無風險利率	Risk-free interest rate	2.56%	2.56%

截至2007年3月31日止年度 For the year ended 31 March 2007

授出日期	Grant dates	2006年8月16日 16.8.2006	2006年11月13日 13.11.2006	2007年1月4日 4.1.2007	2007年2月1日 1.2.2007	2007年3月7日 7.3.2007
購股權之公平值及假設：	Fair value of share options and assumptions:					
於計量日期之公平值（港元）	Fair value at measurement dates (HK$)	0.223	0.317	0.343	0.346	0.323
股價（港元）	Share price (HK$)	1.150	1.440	1.640	1.720	1.920
行使價（港元）	Exercise price (HK$)	1.150	1.450	1.660	1.720	1.930
預計波幅	Expected volatility	39.45%	39.40%	37.08%	36.37%	30.59%
購股權期限（年）	Option life (years)	2	2	2	2	2
預期股息率	Expected dividend yield	5.28%	2.69%	2.47%	3.54%	3.35%
無風險利率	Risk-free interest rate	4.69%	4.69%	4.69%	4.69%	4.69%

33. 購股權計劃 – 續

本公司之購股權計劃 – 續

預期波幅乃採用本公司股價於過去1年的歷史波幅而釐定。上述模式所用預期年期亦按管理層就不能轉讓之影響、行使限制及行為考慮因素作出的最佳估算予以調整。主觀輸入假設之變動可能會對公平值之估計構成重大影響。

本集團就本公司於年內授出之購股權確認開支總額125,000港元(2007年:2,500,000港元)。

The Singing Machine Company, Inc.(「SMC」,本公司持有54.07%權益之附屬公司)之購股權

SMC購股權計劃已於2001年9月6日舉行之股東特別大會上獲SMC股東批准(「SMC計劃」)。SMC計劃乃給予董事、經挑選僱員、高級人員、顧問及諮詢人鼓勵或無條件認購權以認購SMC普通股之方法。SMC計劃授權合共1,950,000股SMC普通股,而每名人士於各財政年度可獲授最高450,000股股份。

截至購股權授出之日前任何12個月內,授予各參與人之購股權獲行使而已經及將予發行之最高股份數目將為300,000股股份。

購股權可行使期限由SMC董事局決定,惟不可超過於授出日起計10年(或倘為持有普通股10%或以上之持有人,則為5年)。承授人可於購股權期限內任何時間行使購股權。各購股權於授予當日起即時歸屬。

33. SHARE OPTION SCHEMES – continued

Share option schemes of the Company – continued

Expected volatility was determined by using the historical volatility of the Company's share price over the previous one year. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability, exercise restrictions and behavioural considerations. Changes in the subjective input assumptions could materially affect the fair value estimate.

The Group recognised total expense of HK$125,000 (2007: HK$2,500,000) for the year in relation to share options granted by the Company.

Share option scheme of The Singing Machine Company, Inc. ("SMC"), a 54.07% owned subsidiary of the Company

SMC's share option scheme was approved by SMC's shareholders at the special meeting held on 6 September 2001 (the "SMC Scheme"). The SMC Scheme was developed to provide a means whereby the directors and selected employees, officers, consultants, and advisors of SMC may be granted incentive or non-qualified stock options to purchase common stock of SMC. The SMC Scheme authorises an aggregate of 1,950,000 shares of SMC's common stock and a maximum of 450,000 shares to any one individual in any one fiscal year.

The maximum number of shares issued and to be issued upon exercise of the options granted to each participant in any 12 months period up to the date of the grant will be 300,000 shares.

The period within which the shares must be taken up under an option is any period as determined by the Board of SMC, which will not be more than 10 years (or 5 years in the case of a holder with 10% or more of the common stock) from the date on which the option is granted. The option may be exercised by the grantee at any time during the option period. Each option vested in one year from the date of grant.

33. 購股權計劃 － 續

The Singing Machine Company, Inc.（「SMC」，本公司持有54.07%權益之附屬公司）之購股權計劃 － 續

購股權之股份認購價由認購權委員會（「委員會」）決定，委員會由SMC董事局所挑選之2名或以上董事組成。購股權之認購價將不低過SMC股份於要約日期之收市價（或倘就授予持有普通股10%或以上之持有人而言，認購價則將不低過SMC股份於要約日期收市價之110%）。

SMC計劃所授出購股權之變動載列如下：

33. SHARE OPTION SCHEMES – continued

Share option scheme of The Singing Machine Company, Inc. ("SMC"), a 54.07% owned subsidiary of the Company – continued

The subscription price of the share options is determined by the Stock Option Committee ("Committee"), which consists of two or more directors chosen by the Board of SMC. The subscription price of the share options will be no less than the closing price of SMC's shares on the offer date (or, if granted to a holder of 10% or more of the common stock, the subscription price will be no less than 110% of the closing price of SMC's shares on the offer date).

The movements of the share options granted pursuant the SMC Scheme were as follows:

授出日期 Date of grant		行使價 Exercise price	購股權數目 Number of share options 年初尚未行使 Outstanding at beginning of the year	年內已授出 Granted during the year	年內已行使 Exercised during the year	年內已沒收 Forfeited during the year	年終尚未行使 Outstanding at end of the year
截至2008年3月31日止年度	For the year ended 31 March 2008						
2000年9月5日	5 September 2000	2.04	43,650	–	–	(7,500)	36,150
2002年9月11日	11 September 2002	11.09	30,000	–	–	–	30,000
2002年12月31日	31 December 2002	9.00	90,140	–	–	(1,000)	89,140
2003年3月7日	7 March 2003	25.60	30,000	–	–	–	30,000
2003年4月18日	18 April 2003	7.20	10,000	–	–	–	10,000
2003年12月19日	19 December 2003	1.97	39,600	–	–	(4,060)	35,540
2004年2月6日	6 February 2004	1.54	46,500	–	–	–	46,500
2004年3月29日	29 March 2004	1.20	20,000	–	–	–	20,000
2004年4月26日	26 April 2004	1.05	12,000	–	–	–	12,000
2004年11月29日	29 November 2004	0.75	60,000	–	–	–	60,000
2004年12月1日	1 December 2004	0.77	40,000	–	–	(20,000)	20,000
2005年5月9日	9 May 2005	0.60	207,000	–	–	(25,000)	182,000
2005年6月6日	6 June 2005	0.76	30,000	–	–	–	30,000
2006年1月20日	20 January 2006	0.34	30,000	–	–	–	30,000
2006年2月1日	1 February 2006	0.32	30,000	–	(30,000)	–	–
2006年3月31日	31 March 2006	0.32	80,000	–	–	–	80,000
2006年4月10日	10 April 2006	0.33	484,000	–	(117,515)	(30,000)	336,485
2007年3月31日	31 March 2007	0.93	100,000	–	–	(20,000)	80,000
2008年3月31日	31 March 2008	0.45	–	120,000	–	–	120,000
			1,382,890	120,000	(147,515)	(107,560)	1,247,815
於年終可行使	Exercisable at the end at the year						1,029,296
加權平均行使價（美元）	Weighted average exercise price (US$)		2.49	0.45	0.33	0.85	1.68

33. 購股權計劃 — 續

The Singing Machine Company, Inc.（「SMC」，本公司持有54.07%權益之附屬公司）之購股權計劃 — 續

33. SHARE OPTION SCHEMES – continued

Share option scheme of The Singing Machine Company, Inc. ("SMC"), a 54.07% owned subsidiary of the Company – continued

授出日期	Date of grant	行使價 Exercise price	購股權數目 Number of share options 年初尚未行使 Outstanding at beginning of the year	年內已授出 Granted during the year	年內已行使 Exercised during the year	年內已沒收 Forfeited during the year	年終尚未行使 Outstanding at end of the year
截至2007年3月31日止年度	For the year ended 31 March 2007						
2000年9月5日	5 September 2000	2.04	51,150	–	–	(7,500)	43,650
2002年9月11日	11 September 2002	11.09	30,000	–	–	–	30,000
2002年12月31日	31 December 2002	9.00	125,640	–	–	(35,500)	90,140
2003年1月24日	24 January 2003	7.26	10,000	–	–	(10,000)	–
2003年3月7日	7 March 2003	5.60	30,000	–	–	–	30,000
2003年4月18日	18 April 2003	7.20	10,000	–	–	–	10,000
2003年12月19日	19 December 2003	1.97	129,820	–	–	(90,220)	39,600
2004年1月23日	23 January 2004	1.60	32,000	–	–	(32,000)	–
2004年2月6日	6 February 2004	1.54	46,500	–	–	–	46,500
2004年3月29日	29 March 2004	1.20	20,000	–	–	–	20,000
2004年4月26日	26 April 2004	1.05	12,000	–	–	–	12,000
2004年11月29日	29 November 2004	0.75	60,000	–	–	–	60,000
2004年12月1日	1 December 2004	0.77	40,000	–	–	–	40,000
2005年5月9日	9 May 2005	0.60	483,000	–	(115,000)	(161,000)	207,000
2005年6月6日	6 June 2005	0.76	30,000	–	–	–	30,000
2006年1月20日	20 January 2006	0.34	60,000	–	(30,000)	–	30,000
2006年2月1日	1 February 2006	0.32	30,000	–	–	–	30,000
2006年3月31日	31 March 2006	0.32	100,000	–	(20,000)	–	80,000
2006年4月10日	10 April 2006	0.33	–	843,000	(120,000)	(239,000)	484,000
2007年3月31日	31 March 2007	0.93	–	100,000	–	–	100,000
			1,300,110	943,000	(285,000)	(575,220)	1,382,890
於年終可行使	Exercisable at the end at the year						582,307
加權平均行使價（美元）	Weighted average exercise price (US$)		2.11	0.39	0.44	1.41	2.49

上述已授出購股權由購股權歸屬日期起10年內行使。

The above options were granted for an exercise period of ten years from the date on which the options are vested.

33. 購股權計劃 － 續
The Singing Machine Company, Inc.（「SMC」，本公司持有54.07%權益之附屬公司）之購股權計劃 － 續

年內已行使之購股權於行使當日之加權平均股價為0.24美元（二零零七年：0.86美元）。

本公司董事概無根據SMC計劃獲授任何購股權。

就取得服務而授出購股權之公平值乃參考所授出購股權之公平值計量。所取得服務之公平值乃按柏力克-舒爾斯定價模式估計。

33. SHARE OPTION SCHEMES – continued
Share option scheme of The Singing Machine Company, Inc. ("SMC"), a 54.07% owned subsidiary of the Company – continued

The weighted average share price at the date of exercise for share options exercised during the year was US$0.24 (2007: US$0.86).

No share options have been granted to the directors of the Company pursuant to the SMC Scheme.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black-Scholes pricing model.

截至2008年3月31日止年度 For the year ended 31 March 2008

授出日期	Grant date	2008年3月31日 31.3.2008
於計量日期之公平值（美元）	Fair value at measurement date (US$)	0.12
股價（美元）	Share price (US$)	0.45
行使價（美元）	Exercise price (US$)	0.45
預計波幅	Expect volatility	67.41%
購股權期限（年）	Option life (year)	3
預期股息率	Expected dividend yield	0%
無風險利率	Risk-free interest rate	3.3%

截至2007年3月31日止年度 For the year ended 31 March 2007

授出日期	Grant date	2007年3月31日 31.3.2007
於計量日期之公平值（美元）	Fair value at measurement date (US$)	0.34
股價（美元）	Share price (US$)	0.93
行使價（美元）	Exercise price (US$)	0.93
預計波幅	Expect volatility	90.77%
購股權期限（年）	Option life (year)	1
預期股息率	Expected dividend yield	0%
無風險利率	Risk-free interest rate	4.65%

本集團於年內就SMC授出之購股權確認開支總額187,000港元（2007年：66,000港元）。2007年之款項並無包括於2006年4月1日已授出購股權之公平值，乃由於該等購股權於本集團收購SMC前已授出。

The Group recognised total expense of HK$187,000 (2007: HK$66,000) for the year in relation to share options granted by SMC. The amount for 2007 does not include the fair value of share options granted on 1 April 2006 as these options were granted before acquisition of SMC by the Group.

34. 資本風險管理

本集團之資本管理旨在透過在債務與權益間作出最佳平衡，確保本集團之實體可持續經營之餘，亦為股東締造最大回報。本集團整體策略與去年相同。

本集團之資本架構包括負債淨額(包括借貸(見附註29所披露)扣除現金及現金等值項目)及本公司股東應佔權益(包括已發行股本、儲備及保留溢利)。

本公司董事局定期檢討資本架構。檢討之一部分為董事考慮資本成本及各類資本所附帶之風險。本集團會通過派發股息、發行新股份、購回股份、發行新債務及贖回現有債務等方式，對整體資本架構作出平衡。

34. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from prior year.

The capital structure of the Group consists of net debt, which includes the borrowings disclosed in note 29 net of cash and cash equivalents and equity attributable to shareholders of the Company, comprising issued share capital, reserves and accumulated profits.

The directors of the Company review the capital structure regularly. As part of this review, the directors consider the cost of capital and the risks associated with each class of capital. The Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

35. 金融工具 / FINANCIAL INSTRUMENTS

金融工具的類別 / Categories of financial instruments

		2008 千港元 HK$'000	2007 千港元 HK$'000
金融資產	**Financial assets**		
可供出售投資	Available-for-sale investments	24,052	24,075
持作買賣投資	Investments held for trading	20,381	25,613
衍生金融工具	Derivative financial instruments	120	480
指定為按公平值計入損益之金融資產	Financial assets designated at fair value through profit or loss	8,149	20,795
貸款及應收款項(包括現金及現金等價項目)	Loans and receivables (including cash and cash equivalents)	316,001	421,357
金融負債	**Financial liabilities**		
衍生金融工具	Derivative financial instruments	518	438
其他金融負債	Other financial liabilities	624,931	555,407

35. 金融工具 — 續

財務風險管理目標及政策

本集團主要金融工具包括應收賬款及按金、應收關連人士款項、應收／應付聯營公司款項、可供出售投資、持作買賣投資、衍生金融工具、指定為按公平值計入損益之金融資產、銀行結存、應付賬款、銀行透支及借款。該等金融工具詳情於相關附註披露。與該等金融工具相關風險及減低風險之政策載於下文。管理層管理及監察該等風險，確保及時有效推行適當措施。本集團之整體政策與去年相同。

貨幣風險

本公司多家附屬公司之貨幣資產及負債以外幣列值，致使本集團面對外幣風險。

本集團以外幣計值之貨幣資產及貨幣負債（包括集團內公司間流動賬目）於報告日之賬面值如下：

35. FINANCIAL INSTRUMENTS – continued

Financial risk management objectives and policies

The Group's major financial instruments include debtors and deposits, amounts due from related parties, amounts due from/to associates, available-for-sale investments, investments held for trading, derivative financial instruments, financial assets designated at fair value through profit or loss, bank balances and cash, creditors, bank overdrafts and borrowings. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Group's overall strategy remains unchanged from prior year.

Currency risk

Several subsidiaries of the Company have foreign currency denominated monetary assets and liabilities, which expose the Group to foreign currency risk.

The carrying amounts of the group entities' foreign currency denominated monetary assets and monetary liabilities (including intra-group current accounts) at the reporting date are as follows:

		2008		2007	
		資產 Assets 千港元 HK$'000	負債 Liabilities 千港元 HK$'000	資產 Assets 千港元 HK$'000	負債 Liabilities 千港元 HK$'000
加拿大元	Canadian dollars	**47,643**	**434**	56,004	14,278
歐元	Euro	**94**	**19,370**	71	–
港元	Hong Kong dollars	**70,474**	**308,731**	17,462	409,736
日圓	Japanese dollars	**4,172**	**2,876**	2,305	2,705
澳門元	Macao pataca	**53**	**–**	83	–
人民幣	Renminbi	**153**	**3,712**	398	1,683
新加坡元	Singapore dollars	**2,670**	**935**	7,381	–
美元	United States dollars	**145,195**	**102,881**	142,659	99,030

本集團目前並無採取外幣對沖政策。然而，管理層會監控外匯風險，於有需要時將考慮對沖重大外幣風險。

The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

35. 金融工具 － 續
財務風險管理目標及政策 － 續

敏感度分析

集團實體主要承擔之外幣風險來自加拿大元、港元及美元。根據掛鉤匯率機制，港元與美元匯兑差異之財務影響極微，因此並無編製敏感度分析。

下表詳細説明集團實體對加拿大元及港元兑各集團實體之功能貨幣(包括港元及人民幣)之匯率上調及下調5%之敏感度。5%乃為在內部向主要管理人員報告外幣風險時所採用的敏感度比率，其代表管理層對外匯匯率合理可能變動的評估。敏感度分析僅包括以外幣計值的未結付貨幣項目，並因外匯匯率變動5%對其於年終的換算作出調整。以下正值表明加拿大元及港元兑各集團實體功能貨幣升值5%時溢利之增加值。當加拿大元及港元兑各集團實體功能貨幣貶值5%，則會對溢利構成相應負面影響。

35. FINANCIAL INSTRUMENTS – continued
Financial risk management objectives and policies – continued

Sensitivity analysis

The group entities are mainly exposed to foreign currency risk from Canadian dollars, Hong Kong dollars and United States dollars. Under the pegged exchange rate system, the financial impact on exchange difference between Hong Kong dollars and United States dollars will be immaterial and therefore no sensitivity analysis has been prepared.

The following table details the group entities' sensitivity to a 5% increase and decrease in Canadian dollars and, Hong Kong dollars against each group entity's functional currency (including Hong Kong dollars and Renminbi). 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates. A positive number below indicates an increase in profit where Canadian dollars and Hong Kong dollars strengthen 5% against each group entity's functional currency. For a 5% weakening of Canadian dollars and Hong Kong dollars against each group entity's functional currency, there would be an equal and opposite impact on the profit.

		2008 千港元 HK$'000	2007 千港元 HK$'000
加拿大元	Canadian dollars	**2,360**	2,086
港元	Hong Kong dollars	**(11,913)**	(19,614)

管理層認為由於年結日之風險並無反映年內之風險，故敏感度分析不代表固有外匯風險。

In the management's opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

35. 金融工具 — 續
財務風險管理目標及政策 — 續

現金流量利率風險
由於銀行結餘之現行市場利率之波動性，故本集團之銀行結餘承受現金流量利率風險。董事認為本集團之銀行存款所承擔之利率風險並不重大，原因為計息銀行結餘均於短期限內到期。

此外，本集團浮息借貸及銀行透支承擔現金流量利率風險。本集團目前並無採取任何政策對沖利率風險之現金流量。然而，管理層會監控利率風險，於有需要時將考慮對沖重大利率風險。

本集團浮息借貸之利息開支乃根據香港銀行同業拆息利率計算。

敏感度分析
以下敏感度分析乃根據於結算日之浮息借貸及銀行透支之利率風險(附註29及30)而釐定。該分析乃假設於結算日之未償還負債金額於整個年度仍不會償還。向主要管理人員作內部利率風險報告時乃使用增加或減少50個基點，反映管理層對利率之可能合理變動之評估。

倘利率增加／減少50個基點，而所有其他可變數維持不變，則本集團截至2008年3月31日止年度之溢利會減少／增加23,661,000港元(2007年：減少／增加16,562,000港元)，主要由於本集團面對浮息借貸及銀行透支之利率風險所致。

管理層認為由於年結日之風險並無反映年內之風險，故敏感度分析不代表固有利率風險。

35. FINANCIAL INSTRUMENTS – continued
Financial risk management objectives and policies – continued

Cash flow interest rate risk
The Group's bank balances have exposure to cash flow interest rate due to the fluctuation of the prevailing market interest rate bank on bank balances. The directors consider the Group's exposure of bank deposits to interest rate risk is not significant as interest bearing bank balances are within short maturity periods.

In addition, the Group has cash flow interest rate risk on floating-rate borrowings and bank overdrafts. The Group currently does not have any policy on cash flow hedges of interest rate risk. However, the management monitors interest rate exposure and will consider hedging significant interest rate risk should the need arise.

The interest expenses on the Group's floating-rate borrowings are linked with Hong Kong Interbank Offered Rate.

Sensitivity analysis
The sensitivity analysis below has been determined based on the exposure to interest rates for floating-rate borrowing and bank overdrafts at the balance sheet date (notes 29 and 30). The analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents the management's assessment of the reasonably possible change in interest rates.

If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Group's profit for the year ended 31 March 2008 would decrease/increase by HK$23,661,000 (2007: decrease/increase by HK$16,562,000). This is mainly attributable to the Group's exposure to interest rates on its floating-rate borrowings and bank overdrafts.

In the management's opinion, the sensitivity analysis is unrepresentative of the inherent interest rate risk as the year end exposure does not reflect the exposure during the year.

35. 金融工具 － 續

財務風險管理目標及政策 － 續

價格風險

本集團之衍生金融工具、指定為按公平值計入損益之金融資產、持作買賣之投資及若干可供出售投資於各結算日按公平值計量。因此，本集團須承擔價格風險。管理層透過維持不同風險之投資組合管理有關風險。

敏感度分析

以下敏感度分析乃根據於報告日所面對之價格風險而釐定。

倘有關金融工具之價格增加／減少5%：

- 本集團截至2008年3月31日止年度之溢利會增加／減少1,407,000港元（2007年：增加／減少2,323,000港元），乃由於衍生金融工具、指定為按公平值計入損益之金融資產及持作買賣之投資之公平值變動所致；及
- 本集團之投資估值儲備會增加／減少1,000港元（2007年：增加／減少2,000港元），乃由於可供買賣投資之公平值變動所致。

管理層認為，敏感度分析不代表固有價格風險，因於結算日之承擔並不反映本年內之承擔。

信貸風險

倘訂約各方於2008年3月31日未能履行有關各類已確認金融資產之責任，則本集團之信貸風險最多為於綜合資產負債表所示資產賬面值。

35. FINANCIAL INSTRUMENTS – continued

Financial risk management objectives and policies – continued

Price risk

The Group's derivative financial instruments, financial assets designated at fair value through profit or loss, held-for-trading investments and certain available-for-sale investments are measured at fair value at each balance sheet date. Therefore, the Group is exposed to price risk. The management manages this exposure by maintaining a portfolio of investments with different risk profiles.

Sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to price risks at the reporting date.

If the prices of the respective financial instruments had been 5% higher/lower:

- profit for the year ended 31 March 2008 increase/decrease by HK$1,407,000 (2007: increase/decrease by HK$2,323,000) as a result of the changes in fair value of derivative financial instruments, financial assets designated at fair value through profit or loss and held-for-trading investments; and
- investment valuation reserve would increase/decrease by HK$1,000 (2007: increase/decrease by HK$2,000) for the Group as a result of the changes in fair value of available-for-sale investments.

In the management's opinion, the sensitivity analysis is unrepresentative of the inherent price risk as the year end exposure does not reflect the exposure during the year.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations as at 31 March 2008 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

35. 金融工具 – 續
財務風險管理目標及政策 – 續

信貸風險 – 續

為減低信貸風險，管理層委派專責隊伍釐定信貸額、批核信貸及其他監管程序，確保跟進收回逾期債務。此外，本集團於各結算日審閱個別貿易債務之可收回金額，確保就不可收回金額作出適當減值虧損。因此，本公司董事認為，已大幅減低本集團信貸風險。

由於訂約各方乃國際信貸評級機構授予高信貸評級之銀行，因此，流動資金信貸風險有限。

本集團之信貸風險集中在北美洲。於2008年3月31日，位於南北美洲之應收貿易賬款佔本集團應收貿易賬款總額之70%（2007年：70%）。由於本集團之貿易應收賬款總額中之7.91%（2007年：32.14%）及44.57%（2007年：52.07%）分別來自本集團最大客戶及五大客戶，因此本集團亦承擔客戶之集中信貸風險。

流動資金風險

就管理流動資金風險而言，本集團監察及維持現金及現金等值項目於管理層認為合適之水平，為本集團業務提供資金，並減低現金流量波動之影響。管理層監察借貸之動用情況，並確保遵守貸款契諾。

下表載有本集團金融負債之剩餘合約年期詳情。就非衍生金融負債而言，有關列表乃根據於本集團可能被要求付款之最早日期之金融負債未貼現現金流量編製。下列載有未貼現現金流量及主要現金流量。

35. FINANCIAL INSTRUMENTS – continued
Financial risk management objectives and policies – continued

Credit risk – continued

In order to minimise the credit risk, the management has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group's concentration of credit risk by geographical locations is mainly in North America. The trade debtors located in North and South America accounted for 70% (2007: 70%) of the Group's total trade debtors as at 31 March 2008. The Group also has concentration of credit risk by customers as 7.91% (2007: 32.14%) and 44.57% (2007: 52.07%) of the total trade debtors was due from the Group's largest customer and the five largest customers respectively.

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilisation of borrowings and ensures compliance with loan covenants.

The following table details the Group's remaining contractual maturity for its financial liabilities. For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

35. 金融工具 － 續
財務風險管理目標及政策 － 續

流動資金風險 – 續

就以淨值基準結算之衍生工具而言，會列出未貼現淨現金流出。當需要總額結算時，該等衍生工具之未貼現流出總額會在表內呈列。

流動資金及利率風險表

35. FINANCIAL INSTRUMENTS – continued
Financial risk management objectives and policies – continued

Liquidity risk – continued

For derivative instruments settle on a net basis, undiscounted net cash outflows are presented. Whereas they require gross settlement, the undiscounted gross outflows on these derivatives are shown in the table.

Liquidity and interest risk tables

		實際利率 Effective interest rate	按要求可收回 Repayable on demand	少於1個月 Less than 1 month	1至3個月 1-3 months	3個月至1年 3 months to 1 year	多於1年 Over 1 year	未貼現現金流量總額 Total undiscounted cash flows	賬面值 Carrying amounts
		%	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000
2008年	2008								
非衍生金融負債	Non-derivative financial liabilities								
貿易及其他貿易應付賬款	Trade and other creditors	-	41,506	65,156	23,325	18,914	-	148,901	148,901
應付聯營公司款項	Amount due to an associate	-	2,809	-	-	-	-	2,809	2,809
借貸	Borrowings	3.5	20,114	146,096	297,572	35,692	39,050	538,524	465,050
銀行透支	Bank overdrafts	6.1	8,320	-	-	-	-	8,320	8,171
			72,749	211,252	320,897	54,606	39,050	698,554	624,931
衍生工具－以淨值基準結算	Derivatives – net settlement								
購股權	Options	-	518	-	-	-	-	518	518
2007年	2007								
非衍生金融負債	Non-derivative financial liabilities								
貿易及其他貿易應付賬款	Trade and other creditors	-	48,699	132,645	12,391	27,626	-	221,361	221,361
應付聯營公司款項	Amount due to an associate	-	2,809	-	-	-	-	2,809	2,809
借貸	Borrowings	5.1	14,717	273,230	66,647	4,539	-	359,133	329,515
銀行透支	Bank overdrafts	8.0	1,722	-	-	-	-	1,722	1,722
			67,947	405,875	79,038	32,165	-	585,025	555,407
衍生工具－以淨值基準結算	Derivatives – net settlement								
購股權	Options	-	438	-	-	-	-	438	438

35. 金融工具 – 續

公平值

金融資產及金融負債公平值之釐定如下：

- 附帶標準條款及條件並於活躍市場流通之金融資產之公平值參考市場報價而釐定；
- 其他金融資產及金融負債（衍生工具及指定為按公平值計入損益之金融資產除外）之公平值按公認之定價模式以貼現現金流量分析而釐定；及
- 衍生工具及指定為按公平值計入損益之金融資產之公平值乃參考報價而釐定。

本公司董事認為，按攤銷成本記錄於綜合財務報告之金融資產及金融負債之賬面值與其相應之公平值相若。

36. 收購附屬公司

於2006年6月，本集團收購SMC已發行股本之56.14%，代價為24,257,000港元，包括法律及專業費用952,000港元。除新股份外，SMC亦以無償發行認股權證予本集團。認股權證賦予權利可於交易結束日期後第1週年、第3週年及第4週年按0.233美元（按每股股份為基準支付之初步價格）、0.28美元（等於初步價格之120%）及0.35美元（等於初步價格之150%）之價格購買最多5,000,000股SMC額外股份。認股權證於發行日期之公平值總額約為5,532,000港元。認股權證儲備及可供出售投資已於合併賬目時對銷。是項收購乃以購買會計法處理。收購所產生之商譽為37,934,000港元。

35. FINANCIAL INSTRUMENTS – continued

Fair value

The fair values of financial assets and financial liabilities are determined as follows:

- the fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices;
- the fair values of other financial assets and financial liabilities (excluding derivative instruments and financial assets designated at fair value through profit or loss) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis; and
- the fair values of derivative instruments and financial assets designated at fair value through profit or loss are determined with reference to quoted prices from securities brokers.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate to their fair values.

36. ACQUISITION OF SUBSIDIARIES

In June 2006, the Group acquired 56.14% of the issued share capital of SMC at a consideration of HK$24,257,000, including legal and professional fees of HK$952,000. In addition to the new shares, SMC also issued warrants to the Group at nil consideration. The warrants contain the rights to purchase up to 5,000,000 additional shares of SMC at prices of US$0.233 (the initial price paid on a per share basis), US$0.28 (equals to 120% of the initial price) and US$0.35 (equals to 150% of the initial price) on the first, third and fourth anniversary of the closing date of the transaction. The total fair value of the warrants at the date of issue was HK$5,532,000. The warrant reserve and available-for-sale investments were eliminated on consolidation. The acquisition had been accounted for using the purchase method of accounting. The amount of goodwill arising as a result of the acquisition was HK$37,934,000.

36. 收購附屬公司 — 續

交易所收購之負債淨額及所產生之商譽載列如下：

36. ACQUISITION OF SUBSIDIARIES – continued

The net liabilities acquired in the transaction, and the goodwill arising, were as follows:

		千港元 HK$'000
所收購之負債淨額：	Net liabilities acquired:	
物業、廠房及設備	Property, plant and equipment	3,708
存貨	Inventories	12,479
應收賬款、按金及預付款項	Debtors, deposits and prepayments	13,892
銀行結存及現金	Bank balances and cash	10,030
應付賬款及應計費用	Creditors and accrued charges	(34,722)
應付税項	Taxation payable	(19,064)
		(13,677)
商譽	Goodwill	37,934
		24,257
以下列方式支付：	Satisfied by:	
現金代價	Cash consideration	8,720
收購附屬公司之按金	Deposit for acquisition of subsidiaries	15,537
		24,257
收購所產生之現金（流出）流入淨額：	Net cash (outflow) inflow arising on acquisition:	
現金代價	Cash consideration	(8,720)
所收購之銀行結存及現金	Bank balances and cash acquired	10,030
		1,310

SMC主要從事開發、生產、分銷、推廣及銷售卡拉OK音響設備、配件及音樂，其股份於美國證券交易所上市。本集團董事認為，收購SMC之股本權益有利本集團作多元發展其產品系列及擴充本集團之現有分銷網絡，以達致協同效益及提升經濟規模。因此，本集團願意支付溢價收購SMC之股本權益，並錄得收購商譽37,934,000港元。

SMC is principally engaged in the development, production, distribution, marketing and sales of karaoke audio equipment, accessories and music and its shares are listed on the American Stock Exchange. The directors of the Company considered that the acquisition of equity interests in SMC could help to diversify the category of products and extend the existing distribution network of the Group to achieve synergistic effect and economy of scale of operations. Accordingly, the Group was willing to pay a premium to acquire the equity interests in SMC and resulted in a goodwill on acquisition of HK$37,934,000.

36. 收購附屬公司 — 續

由收購日期起至2007年3月31日止期間，SMC於截至2007年3月31日止年度為本集團營業額帶來199,660,000港元，並為本年度之本集團溢利帶來虧損3,440,000港元。

倘收購於2006年4月1日完成，於截至2007年3月31日止年度之本集團營業額為2,442,290,000港元，而該年度之溢利為95,311,000港元。備考資料僅供說明用途，並不一定為本集團在收購於2006年4月1日完成後實際之收益及營運業績之指標，亦非未來業績之預測。

37. 被視為出售附屬公司部份權益

年內，SMC已發行合共4,297,619股（2007年：4,350,381股）股份予若干名獨立第三方，因此，本集團所持有之股權已被攤薄，令本集團錄得被視為出售附屬公司部份權益之收益約279,000港元（2007年：10,194,000港元）及應佔商譽淨值約6,000港元（2007年：2,990,000港元）。被視為出售附屬公司部份權益之收益乃根據於SMC發行額外股份前後，本集團應佔SMC資產淨值之差額計算。

36. ACQUISITION OF SUBSIDIARIES – continued

SMC contributed HK$199,660,000 to the Group's turnover and a loss of HK$3,440,000 to the Group's profit for the year ended 31 March 2007 between the date of acquisition and 31 March 2007.

If acquisition had been completed on 1 April 2006, the Group's turnover for the year ended 31 March 2007 would have been HK$2,442,290,000 and profit for that year would have been HK$95,311,000. The pro forma information is for illustrative purposes only and is not necessary an indicative revenue and results of operation of the Group that actually would have been achieved had the acquisition been completed on 1 April 2006, nor is it intended to be a projection of future results.

37. DEEMED PARTIAL DISPOSAL OF A SUBSIDIARY

During the year, SMC issued an aggregate of 4,297,619 shares (2007: 4,350,381 shares) to certain independent third parties, accordingly, the shareholding held by the Group was diluted and resulted in a gain on deemed partial disposal amounting to HK$279,000 (2007: HK$10,194,000), net of attributable goodwill of HK$6,000 (2007: HK$2,999,000). The gain on deemed partial disposal was calculated as the difference between the Group's share of net assets in SMC, prior to and after each additional issue of shares by SMC.

38. 出售附屬公司

於2006年9月，SMC出售其於附屬公司International SMC (HK) Limited (「ISMC」)之100%股權，代價為99,000港元。

ISMC於出售日期之負債淨額載列如下：

38. DISPOSAL OF A SUBSIDIARY

In September 2006, SMC disposed of its 100% equity interest in a subsidiary, International SMC (HK) Limited ("ISMC"), at a consideration of HK$99,000.

The net liabilities of ISMC at the date of disposal were as follows:

		千港元 HK$'000
所出售負債淨額：	Net liabilities disposed of:	
物業、廠房及設備	Property, plant and equipment	216
應收賬款、按金及預付款項	Debtors, deposits and prepayments	380
銀行結存及現金	Bank balances and cash	577
應付賬款及應計費用	Creditors and accrued charges	(1,230)
應付税項	Taxation payable	(19,064)
		(19,121)
已解除商譽	Goodwill released	19,121
出售時收益	Gain on disposal	99
以現金代價支付	Satisfied by cash consideration	99
出售時所產生之現金流入(流出)淨額：	Net cash inflow (outflow) arising on disposal:	
現金代價	Cash consideration	99
所出售之銀行結存及現金	Bank balances and cash disposed of	(577)
		(478)

於本年度，ISMC對本集團截至2007年3月31日止年度之業績及現金流量之影響並不重大。

The impact of ISMC on the Group's results and cash flows in the year ended 31 March 2007 was insignificant.

39. 主要非現金交易

於2001年9月，Cosmo Communications Corporation(「Cosmo」)結欠本公司全資附屬公司智輝企業有限公司(「智輝」，先前持有Cosmo已發行股本91.4%權益)一筆為數1,162,000美元(相等於9,029,000港元)之貸款，而Cosmo亦結欠智輝應付賬款838,000美元(相等於6,511,000港元)。

39. MAJOR NON-CASH TRANSACTION

In September 2001, Cosmo Communications Corporation ("Cosmo") was indebted to Master Light Enterprise Limited ("Master Light"), a wholly-owned subsidiary of the Company, which previously held a 91.4% interest in the issued share capital of Cosmo, pursuant to a loan in an aggregate amount of US$1,162,000 (equivalent to HK$9,029,000) and Cosmo was indebted to Master Light for trade payables in the amount of US$838,000 (equivalent to HK$6,511,000).

39. 主要非現金交易 — 續

於2007年3月15日，Cosmo及智輝同意將未償還貸款及應付賬款餘額全數轉換為Cosmo每股面值0.05美元之普通股份作為全數付款。Cosmo將就貸款及應付賬款解除其所有責任及負債。

完成轉換後，本集團於Cosmo之應佔股權已由91.4%增加至93.8%。

於2007年9月28日，SMC與本公司全資附屬公司及SMC直接控股公司創申國際有限公司（「創申」）同意將應付賬款300,000美元（相等於2,340,000港元）轉換為SMC每股面值0.01美元之普通股份作為全數付款。SMC已就應付賬款解除其所有責任及負債。

於2008年3月18日，SMC及創申同意將應付賬款198,000美元（相等於1,540,000港元）轉換為SMC每股面值0.01美元之普通股份作為全數付款。SMC已就應付賬款解除其所有責任及負債。

39. MAJOR NON-CASH TRANSACTION – continued

On 15 March 2007, Cosmo and Master Light agreed that the outstanding balance of the loan and the trade payable to be converted into shares of Cosmo's common stock at a par value US$0.05 per share as a full payment. Cosmo would be released from all its obligations and liabilities with respect to the loan and the trade payable.

Upon the completion of conversion, the equity interest attributable to the Group in Cosmo increased from 91.4% to 93.8%.

On 28 September 2007, SMC and koncepts International Limited ("koncepts"), a wholly-owned subsidiary of the Company and the immediate holding company of SMC, agreed to convert a trade payable of US$300,000 (equivalent to HK$2,340,000) into shares of SMC's common stock at a par value US$0.01 per share as a full payment. SMC would be released from all its obligations and liabilities with respect to the trade payable.

On 18 March 2008, SMC and koncepts agreed to a trade payable of US$198,000 (equivalent to HK$1,540,000) into shares of SMC's common stock at a par value US$0.01 per share as a full payment. SMC would be released from all its obligations and liabilities with respect to the trade payable.

40. 資本承擔 / 40. COMMITMENTS

		2008 千港元 HK$'000	2007 千港元 HK$'000
已簽約但未在綜合財務報告撥備之：	Contracted for but not provided in the consolidated financial statements in respect of:		
一收購物業、廠房及設備之資本費用	– capital expenditure for acquisition of property, plant and equipment	4,067	7,179
一收購土地使用權之資本承擔	– acquisition of land use rights	–	46,134
		4,067	53,313

41. 經營租約承擔 / OPERATING LEASE COMMITMENTS

作為承租人 / As lessee

於結算日，本集團根據不可撤銷之已承租物業經營租約須於下列期間支付之最低租金承擔如下：

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises as follows:

		2008 千港元 HK$'000	2007 千港元 HK$'000
1年內	Within one year	6,288	5,684
第2至第5年內	In the second to fifth years inclusive	23,414	2,138
超過5年	Over five years	871	1,000
		30,573	8,822

經營租約付款指本集團之辦公室及廠房物業之應付租金。租約乃經磋商後釐定為1年至9年，而租金於租約期內是固定的。

Operating lease payments represent rentals payable by the Group for its office and factory premises. Leases are negotiated for terms ranging from one to nine years and rentals are fixed over the lease terms.

作為出租人 / As lessor

於結算日，根據本集團與租客簽訂不可撤銷經營租約，於下列期間應收取之未來最低租金如下：

At the balance sheet date, the Group had contracted with tenants for the future minimum lease payments under non-cancellable operating leases which fall due as follows:

		2008 千港元 HK$'000	2007 千港元 HK$'000
1年內	Within one year	7,891	2,428
第2至第5年內	In the second to fifth years inclusive	2,608	–
		10,499	2,428

該等物業之租戶租約承諾期由1年至2年不等。

These properties have committed tenants for terms ranging from one to two years.

42. 資產抵押

於結算日，本集團抵押若干資產作為所獲一般信貸融資及經紀股票按揭戶口之擔保。該等資產之賬面值如下：

42. PLEDGE OF ASSETS

At the balance sheet date, the Group pledged certain assets with the following carrying values to secure the general credit facilities granted to the Group and the margin accounts with securities brokers:

		2008 千港元 HK$'000	2007 千港元 HK$'000
具追索權銀行貼現票據及已貼現應收賬款結餘	Bills discounted with recourse and factored debtor balances	**97,649**	91,967
持作買賣之投資	Investments held for trading	**9,726**	14,623
指定為按公平值計入損益之金融資產	Financial assets designated at fair value through profit or loss	**6,795**	17,760
包括於應收賬款、按金及預付款項中之抵押按金	Deposits with securities brokers as included in debtors, deposits and prepayments	**19,657**	11,708

43. 或然負債

於截至2007年3月31日止年度，本集團購入之SMC在一宗有關版權侵權的案件中被列作被告之一。在2005年9月，各有關被告（包括SMC在內）多番提交呈請，以期撤銷此項由出版商就其擁有之音樂創作品而提出之控訴。在2005年10月，原告向法庭提呈簡易判決之申請。在2006年1月，法庭裁決各被告得直，並否決原告之控訴，隨之撤銷此案件，判各被告無罪。原告其後向法庭上訴。年內，SMC之索償已被撤銷及不可再上訴，而有關訴訟已完結。

截至於2007年3月31日止年度，本集團乃一宗涉及100,000美元（相等於770,000港元）訴訟之被告人。有關案件已於年內和解。

43. CONTINGENT LIABILITIES

SMC, which was acquired by the Group during the year ended 31 March 2007, is one of the defendants in a lawsuit relating to copyright infringement. In September 2005, the defendants, including SMC, filed multiple motions to dismiss the complaint from the publisher owners of musical compositions. In October 2005, the plaintiff filed a motion for summary judgment. In January 2006, the court granted the motions of the defendants and denied the motion of the plaintiff, thereby dismissing the case against the defendants with prejudice. The plaintiff thereafter appealed the decision. During the year, the claims against SMC were dismissed with prejudice and the lawsuit was concluded.

During the year ended 31 March 2007, the Group was a defendant in a lawsuit in the amount of US$100,000 (equivalent to HK$770,000). The case was settled during the year.

44. 退休福利計劃

本集團為香港全體合資格僱員參與香港政府推行之強積金計劃。強積金計劃之資產獨立於本集團之資產，由信託基金管理。自綜合收益表扣除之強積金退休福利成本指本集團按強積金計劃規則規定之比率作出之已付及應付供款。

受僱於中國附屬公司之僱員是中國政府管理之國營退休福利計劃之成員。該等中國附屬公司須按工資若干百分比向退休福利基金供款。本集團對有關退休福利計劃之責任只限於按該計劃所規定供款額作出供款。

44. RETIREMENT BENEFITS SCHEME

The Group participates in the MPF Scheme implemented by the Hong Kong Government for all qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group in funds under the control of trustee. The retirement benefit cost for the MPF charged to the consolidated income statement represents contributions paid and payable to the fund by the Group at rates specified in the rules of the MPF Scheme.

The employees employed in the PRC subsidiaries are members of the state-managed retirement benefits schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefits schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefits schemes is to make the required contributions under the schemes.

45. 關連人士交易

(a) 於本年度內，本集團主要股東劉錫康先生為本集團之一項非上市可供出售投資之減值提供個人擔保額達15,000,000港元(2007年：15,000,000港元)。

本集團與關連人士及聯營公司有往來賬項。於2008年3月31日，其往來賬項結餘及其條款分別列於綜合資產負債表內及於附註24及25闡述。

(b) 年內，本集團就本公司董事劉錫康先生多名近親家族成員作為本集團僱員而向彼等支付薪酬及其他短期僱員福利(包括股份付款)1,376,000港元(2007年：2,200,000港元)。

(c) 主要管理層人員之薪酬

年內，主要管理人員，即執行董事之酬金詳情載於附註9。

45. RELATED PARTY TRANSACTIONS

(a) During the year, Mr. Lau Sak Hong, Philip, a substantial shareholder of the Company, has provided a personal guarantee to indemnify the Group for any impairment of an unlisted available-for-sale investment to the extent of HK$15 million (2007: HK$15 million).

The Group maintained current accounts with related parties and associates. Their balances as at 31 March 2008 are set out in the consolidated balance sheet with the terms disclosed in notes 24 and 25.

(b) During the year, the Group paid salaries and other short term employee benefits, including share-based payments, of HK$1,376,000 (2007: HK$2,200,000) to certain close family members of Mr. Lau Sak Hong, Philip, a director of the Company, as employees of the Group.

(c) Compensation of key management personnel

Details of the remuneration of key management personnel, who are the executive directors, during the year were set out in note 9.

46. 主要附屬公司
本公司之主要附屬公司詳情如下：

46. PRINCIPAL SUBSIDIARIES
Details of the Company's principal subsidiaries are as follows:

附屬公司名稱 Name of subsidiary	註冊成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股本權益 Attributable equity interest to the Group 2008	2007	主要業務 Principal activities
銳歡有限公司 ACME Delight Limited	香港 Hong Kong	2港元 HK$2	100%	100%	投資控股 Investment holding
Cosmo Communications Corporation	美國／加拿大 United States of America/ Canada	1,571,000美元 US$1,571,000	93.8%	91.4%	電器產品貿易及投資控股 Trading in electrical appliances and investment holding
永堅有限公司 Ever Solid Limited	香港 Hong Kong	10,000港元 HK$10,000	100%	100%	投資控股 Investment holding
Hyundai Household Improvement Limited	香港 Hong Kong	2港元 HK$2	100%	100%	電器產品貿易 Trading in electrical appliances
高力勤實業有限公司 Korrigan Industrial Holdings Limited	香港 Hong Kong	25,000,000港元 HK$25,000,000	100%	100%	投資控股 Investment holding
高力勤國貿有限公司 Korrigan Marketing Limited	香港 Hong Kong	2港元 HK$2	100%	100%	電視產品貿易 Trading in television sets
智輝企業有限公司 Master Light Enterprises Limited	香港 Hong Kong	2港元 HK$2	100%	100%	投資控股 Investment holding
妙勤企業有限公司 Merrygain Holding Company Limited	香港 Hong Kong	5,000,000港元 HK$5,000,000	96%	96%	物業投資 Property investment
Newstar.com Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	100%	投資控股 Investment holding

46. 主要附屬公司 － 續 46. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	註冊成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股本權益 Attributable equity interest to the Group 2008	2007	主要業務 Principal activities
Nice States Investment Limited	香港 Hong Kong	2港元 HK$2	100%	100%	物業投資 Property investment
美日有限公司 Niceday Limited	香港 Hong Kong	2港元 HK$2	100%	100%	投資控股及物業發展 Investment holding and property development
廣捷有限公司 Noble Win Limited	香港 Hong Kong	2港元 HK$2	100%	100%	物業投資 Property investment
永光管理有限公司 Ram Light Management Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	100%	投資控股 Investment holding
Sheen United Technology Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	100%	投資控股 Investment holding
SIH Limited	英屬維爾京群島 British Virgin Islands	10,000港元 HK$10,000	100%	100%	投資控股 Investment holding
Skylight Technologies Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	100%	投資控股 Investment holding
The Singing Machine Company, Inc. *	美國 United States of America	272,862美元 US$272,862	54.07%	47.19%	消費卡拉OK音響設備貿易 Trading in consumer karaoke audio equipment
星輝電子有限公司 Star Fair Electronics Company Limited	香港 Hong Kong	15,090,000港元 HK$15,090,000	100%	100%	電子產品貿易 Trading in electronic products
Star Fair Manufacturing Company Limited	澤西島/中國 Jersey/PRC	12英鎊 £12	100%	100%	電子產品・製造及銷售 Manufacture and sale of electronic products

46. 主要附屬公司 – 續 46. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	註冊成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股本權益 Attributable equity interest to the Group 2008	2007	主要業務 Principal activities
升岡電子有限公司 Star Light Electronics Company Limited	香港 Hong Kong	13,000,000港元 HK$13,000,000	100%	100%	電子產品貿易 Trading in electronic products
星業發展有限公司 Starleaf Development Limited	香港 Hong Kong	2港元 HK$2	100%	100%	投資控股 Investment holding
Starlight eTech (Holdings) Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	100%	投資控股 Investment holding
升岡出口有限公司 Starlight Exports Limited	香港 Hong Kong	2港元 HK$2	100%	100%	物業投資 Property investment
升岡集團有限公司 Starlight Industrial Holdings Limited	香港 Hong Kong	73,920,192港元 HK$73,920,192	100%	100%	投資控股 Investment holding
Star Legend Offshore Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	100%	投資控股 Investment holding
Star Legend Technologies Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	100%	投資控股 Investment holding
Starlight Manufacturers Limited	澤西島／中國 Jersey/PRC	100,000港元 HK$100,000	100%	100%	電子產品製造及銷售 Manufacture and sale of electronic products
升岡市場拓展有限公司 Starlight Marketing Development Limited	香港 Hong Kong	2港元 HK$2	100%	100%	電子產品推銷 Marketing in electronic products
升岡市場推廣有限公司 Starlight Marketing Limited	香港 Hong Kong	2港元 HK$2	100%	100%	證券買賣及電子產品貿易 Securities trading and trading in electronic products

46. 主要附屬公司 — 續

46. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	註冊成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股本權益 Attributable equity interest to the Group 2008	2007	主要業務 Principal activities
升岡市場推廣澳門離岸商業服務有限公司 Starlight Marketing Macao Commercial Offshore Limited	澳門 Macau	100,000港元 HK$100,000	100%	100%	電子產品貿易 Trading in electronic products
Starlight Overseas Marketing Limited	毛里求斯共和國 Republic of Mauritius	1美元 US$1	100%	100%	電子產品貿易 Trading in electronic products
升岡科研有限公司 Starlight R&D Limited	香港 Hong Kong	10,000港元 HK$10,000	100%	100%	物料採購及提供工程服務 Material sourcing and provision of engineering services
升岡影像有限公司 Starlight Video Limited	香港 Hong Kong	4港元 HK$4	100%	100%	為集團公司提供代理服務及視像產品貿易 Provision of nominee services for group companies and trading of DVD products
Starlite Consumer Electronics (USA) Inc.	開曼群島 Cayman Islands	2港元 HK$2	100%	100%	電子產品貿易 Trading in electronic products
Starlite Consumer Electronics (USA) Inc.	美國 United States of America	20美元 US$20	100%	–	電子產品貿易 Trading in electronic products
Starshow Investment Limited	香港 Hong Kong	2港元 HK$2	100%	100%	為集團公司提供代理服務 Provision of nominee services for group companies
恒敏實業有限公司 Success Base Industries Limited	香港 Hong Kong	4,000,000港元 HK$4,000,000	80%	80%	塑膠產品製造及銷售 Manufacture and sale of plastic products
Top Spring Technology Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	100%	投資控股 Investment holding

46. 主要附屬公司 – 續　46. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	註冊成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股本權益 Attributable equity interest to the Group 2008	2007	主要業務 Principal activities
廣州星輝電子制造有限公司 Starfair Manufacturing (Panyu) Company Limited	中國* PRC*	33,300,000港元 HK$33,300,000	100%	100%	電子產品製造及銷售 Manufacture and sale of electronic products
深圳升岡電子有限公司 Shenzhen Starlight Electronics Co. Ltd.	中國* PRC*	60,000,000港元 HK$60,000,000	100%	100%	電子產品製造及銷售 Manufacture and sale of electronic products
番禺富臨花園房地產有限公司	中國* PRC*	人民幣31,750,000元 RMB31,750,000	100%	100%	物業發展 Property development
番禺恒敏塑膠製品有限公司 Panyu Success Base Plastic Company Limited	中國* PRC*	20,000,000港元 HK$20,000,000	100%	80%	塑膠產品製造及銷售 Manufacture and sale of plastic products
番禺星輝電器制造有限公司 Panyu Starfair Electronics Manufacturing Company Limited	中國* PRC*	21,500,000港元 HK$21,500,000	100%	100%	電子產品製造及銷售 Manufacture and sale of electronic products

* 附屬公司屬為中國全外資企業。

\# 由於本集團可指派SMC董事局50%以上成員，因此可對SMC行使控制權，而本集團為SMC之單一最大股東。此外，於2007年3月31日，於行使SMC發行予本集團之認股權證後，本集團於SMC之股權將增加至53.27%。因此，SMC被列作本集團之附屬公司。

* The subsidiaries are PRC wholly foreign owned enterprises.

\# The Group is able to exercise control over SMC since over 50% of the board of directors are nominated by the Group and the Group is the single largest shareholder of SMC. In addition, as at 31 March 2007, upon exercise of warrants issued by SMC to the Group, the Group's equity interest in SMC will increase to 53.27%. Accordingly, it is classified as a subsidiary of the Group.

董事局認為上表所列本公司附屬公司均對本年度之業績有重要的影響，或構成本集團資產淨值主要部分。董事局認為如提供其他附屬公司之詳情，將令資料過於冗長。

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affect the results of the year or constitute a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

除SIH Limited及Star Legend Offshore Limited為本公司直接持有外，所有其他附屬公司均為本公司間接持有。於本年底或本年度內任何時間，均無附屬公司有任何未償還借貸資本。

Other than SIH Limited and Star Legend Offshore Limited which are held directly by the Company, all other subsidiaries are held indirectly by the Company. None of the subsidiaries had any loan capital outstanding at the end of the year or at any time during the year.

		截至3月31日止年度 Year ended 31 March				
		2004 千港元 HK$'000	2005 千港元 HK$'000	2006 千港元 HK$'000	2007 千港元 HK$'000	**2008 千港元 HK$'000**
業績	RESULTS					
營業額	Turnover	1,785,247	1,630,741	1,782,771	2,434,241	**2,199,033**
除税前溢利	Profit before taxation	101,603	56,768	90,691	119,906	**64,025**
税項	Taxation	(720)	(5,694)	(11,452)	(9,715)	**(18,531)**
本年度溢利	Profit for the year	100,883	51,074	79,239	110,191	**45,494**
下列人士應佔：	Attributable to:					
本公司股東	Shareholders of the Company	100,065	50,526	79,141	105,196	**45,914**
少數股東權益	Minority interests	818	548	98	4,995	**(420)**
		100,883	51,074	79,239	110,191	**45,494**

		於3月31日 At 31 March				
		2004 千港元 HK$'000	2005 千港元 HK$'000	2006 千港元 HK$'000	2007 千港元 HK$'000	**2008 千港元 HK$'000**
資產與負債	ASSETS AND LIABILITIES					
資產總值	Total assets	1,023,051	975,841	1,219,487	1,432,998	**1,474,310**
負債總額	Total liabilities	352,718	292,474	490,793	620,648	**674,534**
		670,333	683,367	728,694	812,350	**799,776**
本公司股東應佔權益	Equity attributable to shareholders of the Company	668,968	681,814	727,177	797,117	**781,739**
上市附屬公司之購股權儲備	Share option reserve of a listed subsidiary	–	–	–	66	**253**
少數股東權益	Minority interests	1,365	1,553	1,517	15,167	**17,784**
		670,333	683,367	728,694	812,350	**799,776**

作收租用途持有之投資物業 Investment properties held for rental purposes	樓面面積 (平方呎) Gross floor area (sq. ft.)	物業性質 Nature of property	本集團應佔權益 Attributable interest to the Group	租約分類 Category of lease
香港銅鑼灣邊寧頓街18號 廣旅集團大廈13樓B、C、D Units B, C and D on 13th Floor of Guangdong Tours Centre No. 18 Pennington Street Causeway Bay Hong Kong	2,280	商業 Commercial	100%	長年期租約 Long leases
香港中環金鐘道95號 統一中心26樓A Unit A, 26th Floor United Centre No. 95 Queensway, Central Hong Kong	5,543	商業 Commercial	100%	長年期租約 Long leases
香港香港仔香港仔大道232號 城都工業大廈18樓 18th Floor Shing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	12,079	工業 Industrial	100%	長年期租約 Long leases
香港香港仔香港仔大道232號 城都工業大廈14樓 14th Floor Shing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	13,974	工業 Industrial	100%	長年期租約 Long leases
香港香港仔香港仔大道232號 城都工業大廈12樓 12th Floor Shing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	13,974	工業 Industrial	96%	長年期租約 Long leases
番禺石基鎮岐山路8號 221及36地段	63,968	商業 Commercial	100%	長年期租約 Long leases

STARLITE

Starlight International Holdings Ltd
升岡國際有限公司

Annual Report 2008 年報

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Starlight International Holdings Limited**, you should at once hand this circular and the accompanying proxy form to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 485)

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of Starlight International Holdings Limited ("the Company") to be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, 18th September, 2008 at 3:00 p.m. is set out on pages 13 to 16 of this circular. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of a proxy form will not preclude shareholders from attending and voting at the annual general meeting if they so wish.

* *for identification purpose only*

Hong Kong, 31st July, 2008

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 485)

Proxy form for use at the annual general meeting to be held on Thursday, 18th September, 2008 at 3:00 p.m. and at any adjournment thereof

I/We *(note 1)*____

of ____

being the registered holder(s) of *(note 2)* ____________________ shares of HK$0.40 each in the capital of STARLIGHT INTERNATIONAL HOLDINGS LIMITED ("the Company"), HEREBY APPOINT *(note 3)*

____

of ____ or failing him, the Chairman of the meeting as my/our proxy to act for me/us at the annual general meeting (or at any adjournment thereof) of the Company to be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, the 18th day of September, 2008 at 3:00 p.m. and at the said meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit. *(note 4)*.

			FOR *(Note 4)*	AGAINST *(Note 4)*
1.	To receive and consider the financial statements for the year ended 31st March, 2008 and the report of the directors and independent auditor's report.			
2.	(a)	To re-elect Mr. Philip Lau Sak Hong as director.		
	(b)	To re-elect Mr. Andy Lau Sak Yuk as director.		
	(c)	To re-elect Mr. Peter Hon Sheung Tin as director.		
	(d)	To re-elect Mr. Norman Ho Hau Chong as director.		
	(e)	To authorize the board of directors to fix the remuneration of the directors.		
3.	To re-appoint auditors and to authorize the board of directors to fix the remuneration of auditors.			
4.	Ordinary resolution in item 4 of notice of annual general meeting (To grant a general mandate to the directors to repurchase shares not exceeding 10% of the issued share capital.)			
5.	Ordinary resolution in item 5 of notice of annual general meeting (To grant a general mandate to the directors to issue additional shares not exceeding 20% of the issue share capital.)			
6.	Ordinary resolution in item 6 of notice of annual general meeting (To extend the general mandate under item 4.)			

Dated the ____________ day of ____________, 2008. Shareholder's Signature *(note 5)* : ____________________

Notes:-

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares of HK$0.40 each to which this proxy relates registered in your name(s). If no number is inserted, this proxy form will be deemed to relate to all the shares of the Company registered in your name(s).
3. Please insert the name and address of proxy desired in the space provided. **IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.**
4. **IMPORTANT : IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK THE BOX MARKED "FOR" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK THE BOX MARKED "AGAINST" BESIDE THE APPROPRIATE RESOLUTION.** Failure to complete any or all boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. This proxy form must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.
7. To be valid, this proxy form, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's head office and principal place of business, 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
8. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. The proxy need not be a member of the Company but must attend the meeting in person to represent you. Completion and deposit of the proxy form will not preclude you from attending and voting at the meeting if you so wish.
9. Any alteration made in this proxy form must be initialled by the person who signs it.

* *for identification purpose only*

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升 岡 國 際 有 限 公 司*

(於百慕達註冊成立之有限公司)

(股份代號：485)

出席於二零零八年九月十八日(星期四)下午三時正召開之股東週年大會(及其任何續會)適用之代表委任表格

本人／吾等 *(註一)* ____________________

寓 ____________________，

為 STARLIGHT INTERNATIONAL HOLDINGS LIMITED (「本公司」) 股本中每股面值0.40港元股份

共____________________股 *(註二)* 之登記持有人，茲委任 *(註三)*

____

寓 ____________________，如其未克出席，則委任大會主席為本人／吾等之代表，代表本人／吾等出席於二零零八年九月十八日(星期四)下午三時正假座香港銅鑼灣告士打道310號柏寧酒店二十七樓薰衣草廳舉行之股東週年大會(或其任何續會)，並於該大會(或其任何續會)以本人／吾等之名義按以下所載指示代表本人／吾等投票，若無指示，則本人／吾等之代表可酌情自行投票表決(註四)。

	贊成 *(註四)*	反對 *(註四)*
(一) 省覽截至二零零八年三月三十一日止年度之財務報告與董事局報告及獨立核數師報告。		
(二) (a) 重選劉錫康先生連任董事。		
(b) 重選劉錫澳先生連任董事。		
(c) 重選韓相田先生連任董事。		
(d) 重選何厚鏘先生連任董事。		
(e) 授權董事局釐定董事酬金。		
(三) 續聘核數師及授權董事局釐定核數師酬金。		
(四) 載於股東週年大會通告第四項內普通決議案(授予董事會購回不超過本公司已發行股本10%之一般授權)		
(五) 載於股東週年大會通告第五項內普通決議案(授予董事會配發及發行不超過本公司已發行股本20%新股份之一般授權)		
(六) 載於股東週年大會通告第六項內普通決議案(擴大授予董事會根據第四項發行本公司新股份之一般授權)		

日期：二零零八年__________月__________日　　股東簽署 *(註五)* ____________________

附註：

一. 請用正楷填上姓名及地址。

二. 請填上登記於 閣下名下之每股面值0.40港元股份之數目。倘未有填上股份數目，則本代表委任表格將被視為與所有登記於 閣下名下之本公司股份有關。

三. 請填上所欲委任代表之姓名及地址，倘未有填上任何姓名，則大會主席出任 閣下之代表。

四. **注意： 閣下如欲投票贊成一項決議案，請在有關決議案之「贊成」欄內填上「✓」號，閣下如欲投票反對一項決議案，請在有關決議案之「反對」欄內填上「✓」號。**如無任何指示，則 閣下之代表可自行就有關決議案酌情投票。 閣下之代表亦有權酌情對召開大會之通告所載以外，並於會上適當提出之任何決議案投票。

五. 本代表委任表格須由 閣下或 閣下之正式書面授權人簽署。如股東為一有限公司，則代表委任表格須蓋上公司印鑑，或由行政人員或獲正式授權之授權人簽署。

六. 倘屬聯名登記股份持有人，則任何一位該等人士均可於任何會議上就該等股份投票(不論親身或委派代表)，猶如彼為唯一有權投票者。惟倘超過一位有關之聯名持有人親身或委派代表出席任何會議，則僅股東名冊內有關聯名持有人中排名首位之出席者方有權就該等股份投票。

七. 本代表委任表格連同授權簽署本表格之授權書或其他授權文件(如有)或經由公證人簽署證明之該等文件副本，最遲須於上述大會或任何續會舉行時間四十八小時前送達本公司總辦事處及主要營業地點，香港香港仔大道二百三十二號城都工業大廈五樓，方為有效。

八. 凡有權出席大會並於會上投票之本公司股東，均可委任一名或多名代表代其出席大會，並於投票表決時代其投票。受委任代表毋須為本公司之股東，但須親自出席大會以代表 閣下。 閣下填妥及交回代表委任表格後仍可出席大會及於會上投票。

九. 代表委任表格之每項更改，均須由簽署人簡簽示可。

* *僅供識別*

In this circular, the following expressions have the following meanings unless the context requires otherwise:-

"Annual General Meeting" or "AGM"	the annual general meeting of the Company to be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, 18th September, 2008 at 3:00 p.m. and/or any adjournment thereof
"AGM Notice"	the notice dated 31st July, 2008 convening the AGM as set out on pages 13 to 16 of this circular
"Board"	the board of Directors
"Bye-Laws"	the Bye-Laws of the Company for the time being
"Companies Act"	the Companies Act 1981 of Bermuda
"Company"	Starlight International Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	25th July, 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Ordinary Resolutions"	the proposed ordinary resolution(s) as referred to in the AGM Notice
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing of the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no.4 of the AGM Notice

"SFO"	Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong)
"Share(s)"	share(s) of HK$0.40 each in the share capital of the Company
"Shareholders"	holders of the share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 485)

Executive Directors:
Lau Sak Hong, Philip *(Chairman)*
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Non-Executive Director:
Hon Sheung Tin, Peter

Independent Non-Executive Directors:
Ho Hau Chong, Norman
Chan Chak Chung
Winston Calptor Chuck

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business:
5th Floor
Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong

Hong Kong, 31st July, 2008

To the shareholders,

Dear Sir or Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

At the annual general meeting of the Company held on 18th September, 2007, general mandates were given by the Company to the Directors to exercise the powers of the Company to repurchase Shares and to allot, issue and deal with Shares. Such general mandates will lapse at the AGM.

The purpose of this circular is to provide you with the information regarding the proposed renewal of the general mandates to allot, issue and deal with Shares, extension of such general mandate and to repurchase Shares and re-election of retiring directors and to seek your approval of the resolutions relating to these matters at the AGM.

* *for identification purpose only*

2. GENERAL MANDATE TO REPURCHASE SHARES

The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the AGM details of which are set out in Ordinary Resolution no.4 in the AGM Notice. The Shares, which may be repurchased pursuant to the Repurchase Resolution, are Shares representing up to 10% of the aggregate nominal amount of the share capital in issue as at the date of passing the Repurchase Resolution. An explanatory statement as required under the Listing Rules to provide the requisite information of the Repurchase Proposal is set out in the Appendix I hereto.

3. GENERAL MANDATE TO ISSUE SHARES

It will also be proposed at the AGM two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase Shares up to 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

Subject to the passing of the ordinary resolution granting the general mandate to issue new Shares and on the basis that no further Shares are issued or repurchased prior to the AGM, the Company would be allowed under such general mandate to issue a maximum of 158,075,765 Shares representing 20% of the issued share capital of the Company as at the Latest Practicable Date.

Details of general mandate to issue Shares and the extension of such general mandate are respectively set out in Ordinary Resolutions nos.5 and 6 in the AGM Notice.

4. RE-ELECTION OF RETIRING DIRECTORS

The Board of Directors currently consists of seven Directors, namely Messrs. Philip Lau Sak Hong, Anthony Lau Sak Kai, Andy Lau Sak Yuk, Peter Hon Sheung Tin, Norman Ho Hau Chong, Chan Chak Chung and Winston Calptor Chuck.

Pursuant to Bye-Law 82 of the Bye-Laws, Messrs. Andy Lau Sak Yuk, Peter Hon Sheung Tin and Norman Ho Hau Chong shall retire from office by rotation at the AGM and shall be eligible and offer themselves for re-election.

In addition, Mr. Philip Lau Sak Hong, who is the chairman and managing director of the Company and is not subject to the retirement by rotation pursuant to Starlight International Holdings Limited Company Act 1989, will voluntarily retire from his directorship at the AGM and offer himself for re-election.

Details of retiring Directors proposed for re-election at the AGM are set out in the Appendix II of this circular.

5. ANNUAL GENERAL MEETING

On pages 13 to 16 of this circular, you will find the AGM Notice which contains, inter alia, the Ordinary Resolutions to approve the Repurchase Proposal, the grant of general mandate to issue Shares and the extension of such general mandate and the re-election of retiring Directors.

6. RIGHTS TO DEMAND A POLL

At the AGM, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded or unless, in the case of any share capital of the Company listed on the Stock Exchange, a poll is required to be taken under the rules, regulations or codes of such stock exchange. Subject to the Companies Act, a poll may be demanded by:-

(a) the chairman of the meeting; or

(b) at least three members present in person or by a duly authorised corporate representative or by proxy and entitled to vote; or

(c) any member or members present in person or by a duly authorised corporate representative or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting; or

(d) any member or members present in person or by a duly authorised corporate representative or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

On a show of hands, every member who is present in person or is present by a duly authorised corporate representative or by proxy shall have one vote, and on a poll every member present in person or, by a duly authorised corporate representative or by proxy shall have one vote for every fully-paid share of which he is the holder. On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

7. ACTION TO BE TAKEN

A proxy form for use at the AGM is enclosed herein. Whether or not you intend to attend the AGM, you are requested to complete the proxy form in accordance with the instructions printed thereon and return it to the head office and principal place of business of the Company, 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the AGM. Completion and return of a proxy form will not preclude Shareholders from attending and voting at the AGM if they so wish.

8. RECOMMENDATION

The Directors believe that the Repurchase Proposal, general mandate to issue new Shares, extension of such general mandate to issue Shares and re-election of the retiring Directors are all in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend that all Shareholders should vote in favour of the resolutions set out in the AGM Notice.

By Order of the Board
LAU SAK HONG, PHILIP
Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide the requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 790,378,828 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and prior to the AGM, the Company would be allowed under the Repurchase Resolution to repurchase a maximum of 79,037,882 Shares.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and the Shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and Bye-Laws and the applicable laws of Bermuda. The Companies Act provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the profits that would otherwise be available for dividend or the proceeds of a fresh issue of shares made for the purpose. The amount of premium payable on repurchase may only be paid out of either the profits that would otherwise be available for dividend or out of the share premium or contributed surplus accounts of the Company.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st March, 2008 in the event that the power to repurchase Shares pursuant to the Repurchase Proposal was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date are as follows:-

	Highest *HK$*	Lowest *HK$*
July 2007	2.600	2.220
August 2007	2.300	1.500
September 2007	1.880	1.720
October 2007	1.830	1.420
November 2007	1.520	1.270
December 2007	1.400	1.240
January 2008	1.320	0.830
February 2008	1.000	0.810
March 2008	0.850	0.640
April 2008	0.720	0.640
May 2008	0.820	0.650
June 2008	0.700	0.610
July 2008 (up to and including the Latest Practicable Date)	0.620	0.425

5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Proposal and in accordance with the Listing Rules, Bye-Laws and the applicable laws of Bermuda.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules), have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if the Repurchase Proposal is approved by the Shareholders and exercised by the Board.

No connected person (as defined in the Listing Rules) have notified the Company that he has a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the Shareholders and exercised by the Board.

6. TAKEOVERS CODE

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

At the Latest Practicable Date, Mr. Philip Lau Sak Hong and his associates, including companies and trust controlled by him, held on a beneficial basis 274,972,930 Shares representing 34.79% of the issued share capital of the Company. Based on such shareholdings and in the event that the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Resolution, the shareholdings of Mr. Philip Lau Sak Hong and his associates would be increased to approximately 38.66% of the issued share capital of the Company. Based on such shareholding and in the event the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Proposal, an obligation to make a general offer by Mr. Philip Lau Sak Hong to shareholders under Rule 26 of the Takeovers Code may arise. The Directors have no present intention to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such an extent as to result in takeover obligations.

In the event that the Repurchase Proposal is exercised in full, the number of Shares held by the public would not fall below 25%.

7. SHARES REPURCHASE MADE BY THE COMPANY

The Company had not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

The following are the particulars of the directors proposed to be re-elected at the AGM to be held on 18th September, 2008:-

Mr. Philip Lau Sak Hong, aged 61, was appointed executive director of the Company since 26th September, 1989. He is also the Chairman and Managing Director of the Company. He has been in the Group for 38 years and over 38 years of management experience in the electronics industry. Mr. Lau did not hold any directorship in other listed public companies in the last three years. Mr. Lau is also a director in a number of subsidiaries of the Group of the Company. Save as disclosed above, he does not held any position of the Company and other companies within the Group.

He is the eldest brother of Mr. Anthony Lau Sak Kai, Mr. Andy Lau Sak Yuk, Ms. Carol Lau Chui Lan, Mr. Eric Lau Shek Hung and Mr. Jacky Lau Sek Hoi. They are the executive directors and senior management of the Company. He is the father of Mr. Lau Yat Tung and Mr. Lau Yat Sun, both senior management of the Company. Save as disclosed herein, Mr. Lau does not have any relationships with the Directors, senior management or substantial or controlling shareholder of the Company.

As at the Latest Practicable Date, Mr. Lau has personal interests, corporate interests and other interests in 92,638,029 shares, 13,265,692 shares and 169,069,207 shares respectively, totalling 274,972,930 shares, representing in aggregate approximately 34.79% of the issued share capital of the Company, within the meaning of Part XV of the SFO.

Mr. Lau is entitled to an annual remuneration package of HK$8,535,888. Such sum was determined by the Board with reference to market terms, his duties and responsibilities in the Group and the Group's remuneration policy. He is also entitled to a year end discretionary bonus determined by the Board at its absolute discretion having regard to the Company's performance and the marketing situation. There is no director's service contract entered into between the Company and Mr. Lau. He is not appointed for a specific term and is not subject to retirement by rotation in accordance with Starlight International Holdings Limited Company Act 1989. He is entitled to a director fee of not less than HK$50,000 per annum which is subject to the approval of the Board by reference to the prevailing marketing conditions and the shareholders' approval at the Annual General Meeting.

Save as disclosed above, Mr. Lau has confirmed that there are no other matters that need to be brought to the attention of the Shareholders in connection with his re-election and there are no other information that should be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules.

Mr. Andy Lau Sak Yuk, aged 58, was appointed executive director of the Company since 26th September, 1989. He is in charge of the research and development of the Group and has been in the Group for 36 years. Mr. Lau did not hold any directorship in other listed public companies in the last three years. Mr. Lau is also a director in a number of subsidiaries of the Group of the Company. Save as disclosed above, he does not held any position of the Company and other companies within the Group.

He is the brother of Mr. Philip Lau Sak Hong and Mr. Anthony Lau Sak Kai, Ms. Carol Lau Chui Lan, Mr. Eric Lau Shek Hung and Mr. Jacky Lau Sek Hoi. They are the executive directors and senior management of the Company. Mr. Lau Yat Tung and Mr. Lau Yat Sun are the sons of Mr. Philip Lau Sak Hong. They are the senior management of the Company. Save as disclosed herein, Mr. Lau does not have any relationships with the Directors, senior management or substantial or controlling shareholder of the Company.

As at the Latest Practicable Date, Mr. Lau has personal interests and corporate interests in 35,827,445 shares and 13,265,692 shares respectively, totalling 49,093,137 shares, representing in aggregate approximately 6.21% of the issued share capital of the Company, within the meaning of Part XV of the SFO.

Mr. Lau is entitled to an annual remuneration package of HK$1,450,149. Such sum was determined by the Board with reference to market terms, his duties and responsibilities in the Group and the Group's remuneration policy. He is also entitled to a year end discretionary bonus determined by the Board at its absolute discretion having regard to the Company's performance and the marketing situation. There is no director's service contract entered into between the Company and Mr. Lau. He is not appointed for a specific term and is subject to retirement by rotation and re-election in accordance with the Company's Bye-Laws. He is entitled to a director fee of not less than HK$50,000 per annum which is subject to the approval of the Board by reference to the prevailing marketing conditions and the shareholders' approval at an annual general meeting.

Save as disclosed above, Mr. Lau has confirmed that there are no other matters that need to be brought to the attention of the Shareholders in connection with his re-election and there are no other information that should be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules.

Mr. Hon Sheung Tin, Peter, aged 67, had been an independent non-executive director of the Company since 1988 and re-designated as non-executive director of the Company on 28th September, 2004. He has been practicing as a solicitor in Hong Kong for over 36 years. He retired as Senior Partner of Messrs. Hon & Co., Solicitors & Notaries since 1st April, 2008 and remains as consultant. He is also an independent non-executive director of Automated Systems Holdings Limited, a company listed on The Stock Exchange of Hong Kong Limited. He is also a director of Starlight Industrial Holdings Limited, a subsidiary of the Company. He is a member of audit committee and remuneration committee of the Company. Save as disclosed above, he did not hold any directorship in other public listed companies in the last three years and does not hold any position of a Company and other companies within the Group.

As at the Latest Practicable Date, Mr. Hon has personal interests of 206,769 shares in the Company within the meaning of PART XV of SFO. He does not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company.

Mr. Hon is appointed for a term until 30th September, 2009 and subject to retirement and re-election provisions in the Bye-Laws. He is entitled to have a director fee of HK$50,000 per annum which is subject to the approval of the Board by reference to the prevailing market conditions and the shareholders' approval at the Annual General Meeting. He is not entitled to any other emoluments including bonus.

Save as disclosed above, Mr. Hon has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no other information that should be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules.

Mr. Norman Ho Hau Chong, aged 52, was appointed independent non-executive director of the Company since 1st October, 1998. He is a member of audit committee of the Company. He holds a Bachelor of Arts degree from the University of Exeter, and is a member of the Institute of Chartered Accounts in England and Wales, a Fellow of the Hong Kong Institute of Certified Public Accounts. He has over 20 years of experience in management and property development.

He is a director in CITIC Pacific Limited, Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited, Miramar Hotel & Investment Company, Limited, Shun Tak Holdings Limited, Taifook Securities Group Limited and New World Mobile Holdings Limited which are listed on the Stock Exchange. Mr. Ho resigned as director of ITC Properties Group Limited, a company listed on the Stock Exchange, on 12th September, 2007. Save as disclosed above, he did not hold any directorship in other public listed company in the last three years and any position of the Company and other companies within the Group.

As at the Latest Practicable Date, Mr. Ho did not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company and did not have any interest in Shares, within the meaning of Part XV of SFO.

Mr. Ho is appointed for a term until 30th September, 2009 and subject to retirement and re-election provisions in the Bye-Laws. He is entitled to have a director fee of HK$50,000 per annum which is subject to the approval of the Board by reference to the prevailing market conditions and the Shareholder's approval at the Annual General Meeting.

Save as disclosed above, Mr. Ho has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no other information that should be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules.

In the opinions of the Directors, other than the aforesaid matters, there is no other matters need to be brought to the attention of the Shareholders in relation to the re-election of the above retiring directors.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 485)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Starlight International Holdings Limited will be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, the 18th September, 2008 at 3:00 p.m. for the following purpose:-

1. To receive and consider the financial statements for the year ended 31st March, 2008 and the report of the directors and independent auditor's report.

2. To re-elect retiring Directors and to authorise the board of Directors to fix the remuneration of Directors.

3. To re-appoint auditors and to authorise the board of Directors to fix their remuneration of auditors.

4. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT:-

(a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.40 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

* *for identification purpose only*

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the Bye-Laws of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:-

(a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.40 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares as scrip dividends pursuant to the Bye-Laws of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the Byé-Laws of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares or issue of options, warrants or other securities giving right to subscribe for shares of the Company, open for a period fixed by the Directors of the Company to holders of shares of the Company, or any class of shares of the Company, whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities of the Company entitled to the offer) on a fixed record date in proportion to their holdings of such shares (or, where appropriate such other securities) as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT** subject to the passing of Resolutions set out in items 4 and 5 of the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the Resolution set out in item 5 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution set out in item 4 of the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the said Resolution."

By Order of the Board
Peter Lee Yip Wah
Secretary

Hong Kong, 31st July, 2008.

Notes:-

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. The retiring directors standing for re-election under item 2 above are Messrs. Philip Lau Sak Hong, Andy Lau Sak Yuk, Peter Hon Sheung Tin and Norman Ho Hau Chong.

4. As at the date of this notice, the board of directors of the Company comprised Mr. Lau Sak Hong, Philip (Chairman), Mr. Lau Sak Kai, Anthony and Mr. Lau Sak Yuk, Andy as executive directors; Mr. Peter Hon Sheung Tin as non-executive director and Mr. Ho Hau Chong, Norman, Mr. Chan Chak Chung and Mr. Winston Calptor Chuck as independent non-executive directors.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部**Starlight International Holdings Limited**升岡國際有限公司*股份**售出或轉讓**，應立即將本通函及隨附代表委任表格送交買主或承讓人，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：485)

有關購回股份及發行股份之
一般授權、
重選退任董事之建議及
股東週年大會通告

Starlight International Holdings Limited升岡國際有限公司*(「本公司」)謹訂於二零零八年九月十八日(星期四)下午三時正假座香港告士打道310號柏寧酒店27樓薰衣草廳舉行股東週年大會，大會通告載於本通函第13至16頁。無論　閣下是否有意出席大會，務請盡快按照隨附代表委任表格所印列之指示填妥及交回表格，惟無論如何最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司之總辦事處及主要營業地點，地址為香港香港仔大道232號城都工業大廈5樓。填妥及交回代表委任表格後，股東屆時仍可依願出席股東週年大會，並於會上投票。

* *僅供識別*

香港，二零零八年七月三十一日

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司將於二零零八年九月十八日(星期四)下午三時正假座香港告士打道310號柏寧酒店27樓薰衣草廳舉行之股東週年大會及／或其任何續會
「股東週年大會通告」	指	日期為二零零八年七月三十一日，載列於本通函第13至16頁召開股東週年大會之通告
「董事局」	指	董事局
「章程細則」	指	本公司當時之章程細則
「公司法」	指	百慕達一九八一年公司法
「本公司」	指	Starlight International Holdings Limited升岡國際有限公司*，於百慕達註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零八年七月二十五日，即本通函付印前就確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「普通決議案」	指	股東週年大會通告所述擬提呈之普通決議案
「購回建議」	指	授予董事一般授權之建議，以於購回決議案所述期間行使本公司權力，購回最多達於購回決議案獲通過當日本公司已發行股本10%之股份
「購回決議案」	指	股東週年大會通告第4項決議案所述擬提呈之普通決議案

* *僅供識別*

「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值0.40港元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	香港特別行政區法定貨幣港元

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：485)

執行董事：
劉錫康 *(主席)*
劉錫淇
劉錫澳

非執行董事：
韓相田

獨立非執行董事：
何厚鏘
陳澤仲
卓育賢

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及主要營業地點：
香港
香港仔大道232號
城都工業大廈
5 樓

敬啟者：

有關購回股份及發行股份之
一般授權、
重選退任董事之建議及
股東週年大會通告

1. 緒言

於二零零七年九月十八日舉行之本公司股東週年大會上，本公司向董事授出一般授權，以行使本公司權力購回股份以及配發、發行及處理股份。該項一般授權將於股東週年大會上失效。

本通函旨在向 閣下提供有關建議更新配發、發行及處理股份之一般授權、擴大該一般授權及購回股份之一般授權以及重選退任董事之資料，並徵求 閣下於股東週年大會上批准有關此等事項之決議案。

* *僅供識別*

2. 購回股份之一般授權

董事擬徵求 閣下批准將於股東週年大會提呈之購回決議案，有關詳情載於股東週年大會通告第4項普通決議案。根據購回決議案可購回股份之總面值，最多達購回決議案獲通過當日已發行股本10%。按照上市規則規定就購回建議提供所需資料之說明函件載於本通函附錄一內。

3. 發行股份之一般授權

本公司將於股東週年大會提呈兩項普通決議案，分別授予董事一般授權，以配發、發行及處理不超過於決議案獲通過當日本公司已發行股本20%之股份，以及擴大董事就此獲授之一般授權，加入相當於本公司於授出購回股份之一般授權後所購回股份之總面值，最多達購回決議案獲通過當日本公司已發行股本10%。

待通過普通決議案授出一般授權以發行新股份及根據於股東週年大會前不再發行或購回股份為基準，本公司根據有關一般授權可發行最多158,075,765股股份，相當於本公司於最後實際可行日期之已發行股本之20%。

發行股份之一般授權及擴大該一般授權之詳情分別載於股東週年大會通告第5及第6項普通決議案。

4. 重選退任董事

董事局現由七名董事組成，分別為劉錫康先生、劉錫淇先生、劉錫澳先生、韓相田先生、何厚鏘先生、陳澤仲先生及卓育賢先生。

根據章程細則第82條之規定，劉錫澳先生、韓相田先生及何厚鏘先生須於股東週年大會任滿告退，而彼等合資格且願意膺選連任。

此外，本公司主席兼董事總經理劉錫康先生根據升岡國際有限公司一九八九年公司法毋須輪值告退，惟將自願於股東週年大會上退任董事職務，並膺選連任。

有關建議於股東週年大會重選連任之退任董事詳情載於本通函附錄二。

5. 股東週年大會

股東週年大會之通告載於本通函第13至16頁，當中載有(其中包括)批准購回建議、授出發行股份之一般授權及擴大該一般授權及重選退任董事之普通決議案。

6. 要求按股數投票表決之權利

於股東週年大會上，除非於宣佈舉手表決結果之前或之時，或於撤回任何其他以按股數投票表決要求時，正式要求按股數投票表決，否則提呈大會表決之決議案將以舉手方式表決，或除非按本公司於聯交所上市之任何股本投票表決，否則提呈大會之決議案將須按聯交所之規則、規例或守則之方式表決。根據公司法規定，以下人士可要求按股數投票表決：

(a) 大會主席；或

(b) 有權表決之最少三名親身出席之股東或正式授權公司代表或受委代表；或

(c) 代表所有有權出席大會，並於會上表決之股東之總表決權合共不少於十分一之一名或多名親身出席之股東或正式授權公司代表或受委代表；或

(d) 持有附帶權利出席大會並於會上表決之股份，而其已繳股本合共不少於所有附帶該權利之股份之已繳股款總額十分一之一名或多名親身出席之股東或正式授權公司代表或受委代表。

在舉手表決時，每名親身或由正式授權公司代表或受委派代表出席之股東均可投一票，而在按股數投票表決時，每名親身或由正式授權公司代表或受委派代表出席之股東均可就其為持有人之每股繳足股份投一票。在按股數投票表決時，享有一票以上之股東毋須盡投其票或以相同方式盡投其票。

7. 將予採取之行動

隨函附奉股東週年大會適用之代表委任表格。無論 閣下是否有意出席股東週年大會，務請盡快按照代表委任表格所列印之指示填妥及交回表格，並最遲須於股東週年大會指定舉行時間四十八小時前交回本公司之總辦事處及主要營業地點，地址為香港香港仔大道232號城都工業大廈5樓。填妥及交回代表委任表格後，股東仍可依願出席股東週年大會，並於會上投票。

8. 推薦意見

董事相信，購回建議、發行新股份之一般授權、擴大該一般授權以發行股份及重選退任董事均符合本公司及其股東之最佳利益。因此，董事建議全體股東投票贊成於股東週年大會通告所載之決議案。

此致

列位股東 台照

承董事局命
主席
劉錫康
謹啟

香港，二零零八年七月三十一日

本附錄旨在提供上市規則規定之説明函件，向　閣下提供所需資料，以供　閣下考慮批准購回最多佔本公司於購回決議案獲通過當日之已發行股本10%之股份之建議。

1. 股本

於最後實際可行日期，本公司已發行股本包括790,378,828股股份。

待購回決議案獲通過後，按於最後實際可行日期後及股東週年大會前並無進一步發行或購回任何股份為基準計算，本公司根據購回決議案將可購回最多達79,037,882股股份。

2. 購回之理由

董事認為，購回建議符合本公司及其股東之最佳利益。視乎當時市況及融資安排而定，購回股份或會提高本公司之資產淨值及／或每股盈利，而董事僅會在彼等認為購回有利於本公司及其股東之情況下，方會進行。

3. 購回之資金

在購回股份時，本公司僅可動用根據其組織章程大綱、章程細則及百慕達適用法例就此可合法動用之資金。公司法規定就購回股份而償還之資金金額，僅可從有關股份之已繳股本或本公司可用作股息分派之溢利或就購回發行新股之所得款項撥付。購回股份之應付溢價僅可從可用作股息分派之溢利或本公司之股份溢價賬或繳入盈餘賬撥付。

倘根據購回建議於建議購回期間任何時間悉數行使購回股份之權力，則可能對本公司之營運資金或資本負債比率(與截至二零零八年三月三十一日止年度之年報所載經審核賬目所披露狀況比較)造成重大不利影響。然而，倘於有關情況下，購回股份對董事不時認為適合本公司之營運資金需要或資本負債比率造成重大不利影響，則董事將不會建議根據購回建議行使權力購回股份。

4. 股份價格

股份在最後實際可行日期前十二個月，在聯交所買賣之每月最高及最低價格如下：

	最高	最低
	港元	*港元*
二零零七年七月	2.600	2.220
二零零七年八月	2.300	1.500
二零零七年九月	1.880	1.720
二零零七年十月	1.830	1.420
二零零七年十一月	1.520	1.270
二零零七年十二月	1.400	1.240
二零零八年一月	1.320	0.830
二零零八年二月	1.000	0.810
二零零八年三月	0.850	0.640
二零零八年四月	0.720	0.640
二零零八年五月	0.820	0.650
二零零八年六月	0.700	0.610
二零零八年七月(截至及包括最後實際可行日期)	0.620	0.425

5. 承諾

董事已向聯交所作出承諾，彼等將遵照一切適用規定，行使本公司權力，根據購回建議及按照上市規則、章程細則及百慕達適用法例購回股份。

董事或彼等在作出一切合理查詢後所深知，彼等之任何聯繫人士(定義見上市規則)，目前均無意在購回建議獲股東批准及獲董事局行使情況下向本公司或其附屬公司出售任何股份。

概無關連人士(定義見上市規則)知會本公司，表示目前有意或已承諾不會於購回建議獲股東批准及獲董事局行使情況下向本公司或其附屬公司出售任何股份，亦無承諾不會出售任何股份。

6. 收購守則

倘根據購回建議行使權力購回股份導致股東於本公司之表決權比例權益有所增加，則該項增加就收購守則規則32而言，將被視為一項收購。因此，一名或一群一致行動之股東可取得或鞏固本公司之控制權，並須根據收購守則規則26提出強制性收購建議。

於最後實際可行日期，劉錫康先生及其聯繫人士，包括其所控制之公司及信託實益持有274,972,930股股份，相當於本公司已發行股本34.79%。按有關股權為基準計算，倘董事根據購回決議案全面行使購回股份之權力，則劉錫康先生及其聯繫人士之股權將增至佔本公司已發行股本約38.66%。根據有關股權及倘董事根據購回建議全面行使購回股份之權力，則劉錫康先生或須根據收購守則規則26向股東提出全面收購建議。董事目前無意於根據購回建議行使購回股份之權力將導致產生收購責任情況下行使該等權力。

倘購回建議獲全面行使，則公眾人士持有之股份數目將不會降至低於25%。

7. 本公司購回股份

於最後實際可行日期前六個月，本公司並無於聯交所或其他證券交易所購回任何股份。

以下為建議於二零零八年九月十八日舉行之股東週年大會上重選連任之董事詳情：

劉錫康先生，61歲，於一九八九年九月二十六日獲委任為本公司執行董事。彼亦為本公司主席兼董事總經理。彼在本集團已服務38年並擁有超過38年電子工業之管理經驗。劉先生於過去三年並無出任其他上市公司董事職位。劉先生亦為本公司多家集團附屬公司之董事。除上述所披露者外，彼並無出任本公司及本集團旗下其他公司之職位。

劉錫康先生為劉錫淇先生、劉錫澳先生、劉翠蓮女士、劉錫鴻先生及劉錫海先生之胞兄。彼等為本公司執行董事及高級管理層人員。劉錫康先生為本公司高級管理層人員劉日東先生及劉日申先生之父親。除本文所披露者外，劉先生與本公司董事、高級管理層或主要或控股股東概無任何關係。

於最後實際可行日期，劉先生分別於92,638,029股、13,265,692股及169,069,207股股份中擁有證券及期貨條例第XV部所界定之個人權益、公司權益及其他權益，合共274,972,930股，佔本公司已發行股本約34.79%。

劉先生可獲年度薪酬8,535,888港元，該金額乃董事局經參考市場條款、彼於本集團之職責及本集團之薪酬政策後釐定。彼另可獲經董事局根據其於本公司之表現及市況後全權酌情釐定之年終酌情花紅。本公司與劉先生並無訂立任何董事服務合約。彼亦無按固定任期獲委任，根據升岡國際有限公司一九八九年公司法毋須輪值告退。彼亦可獲每年不少於50,000港元之董事袍金，惟有關袍金須獲董事局經參考現行市況以及獲股東於股東週年大會上批准。

除上述披露者外，劉先生已確認並無就彼重選一事而須知會股東之其他事宜，且亦無其他資料須按上市規則第13.51(2)(h)至(v)條予以披露。

劉錫澳先生，58歲，於一九八九年九月二十六日獲委任為本公司執行董事，負責本集團之研究及發展，並於本集團已服務36年。劉先生於過去三年並無出任其他上市公司董事職位。劉先生亦為本公司多家集團附屬公司之董事。除上述所披露者外，彼並無出任本公司及本集團旗下其他公司之職位。

劉錫澳先生為劉錫康先生、劉錫淇先生、劉翠蓮女士、劉錫鴻先生及劉錫海先生之胞兄弟。彼等為本公司執行董事及高級管理層人員。本公司高級管理層人員劉日東先生及劉日申先生為劉錫康先生之兒子。除本文所披露者外，劉先生與本公司董事、高級管理層或主要或控股股東概無任何關係。

於最後實際可行日期，劉先生分別於35,827,445股及13,265,692股股份中擁有證券及期貨條例第XV部所界定之個人權益及公司權益，合共為49,093,137股，佔本公司已發行股本約6.21%。

劉先生可獲年度薪酬1,450,149港元，該金額乃董事局經參考市場條款、彼於本集團之職責及本集團之薪酬政策後釐定。彼另可獲經董事局根據其於本公司之表現及市況後全權酌情釐定之年終酌情花紅。本公司與劉先生並無訂立任何董事服務合約。彼亦無按固定任期獲委任，惟須根據本公司章程細則輪值告退及膺選連任。彼亦可獲每年不少於50,000港元之董事袍金，惟有關袍金須獲董事局經參考現行市況以及獲股東於股東週年大會上批准。

除上述披露者外，劉先生已確認並無就彼重選一事而須知會股東之其他事宜，且亦無其他資料須按上市規則第13.51(2)(h)至(v)條予以披露。

韓相田先生，67歲，彼於一九八八年獲委任為本集團獨立非執行董事，其後於二零零四年九月二十八日重新委任為本公司非執行董事。現職為律師，於香港執業超過36年。彼於二零零八年四月一日起辭任韓潤燊律師樓之首席合夥人，惟仍留任顧問職務。彼亦為香港聯合交易所有限公司之上市公司自動系統集團有限公司之獨立非執行董事，亦為本公司附屬公司Starlight Industrial Holdings Limited之董事。彼為本公司審核委員會及薪酬委員會成員。除上述所披露者外，彼於過去三年並無出任其他上市公司董事職位，亦無出任本公司及本集團旗下其他公司之職位。

於最後實際可行日期，韓先生於206,769股股份中擁有證券及期貨條例第XV部所界定之個人權益。韓先生與本公司董事、高級管理層或主要或控股股東概無任何關係。

韓先生之任期直至二零零九年九月三十日為止，惟可根據本公司章程細則輪值告退及膺選連任。彼可獲每年50,000港元之董事袍金，惟有關袍金須獲董事局經參考現行市況以及獲股東於股東週年大會上批准。彼並無享有任何其他酬金，包括花紅。

除上述披露者外，韓先生已確認並無就彼重選一事而須知會股東之其他事宜，且亦無其他資料須按上市規則第13.51(2)(h)至(v)條予以披露。

何厚鏘先生，52歲，彼於一九九八年十月一日獲委任為本集團獨立非執行董事。彼為本公司審核委員會成員。何先生持有英國University of Exeter 學士學位，亦為英格蘭及威爾斯特許會計師公會會員及香港會計師公會資深會員。何先生有超過20年管理及地產發展經驗。

何先生為中信泰富有限公司、香港小輪(集團)有限公司、利興發展有限公司、美麗華酒店企業有限公司、德信集團有限公司、大福證券集團有限公司及新世界移動控股有限公司之董事，該等公司均於聯交所上市。何先生於二零零七年九月十二日辭任聯交所上市公司德祥地產集團有限公司之董事一職。除上述所披露者外，彼於過去三年並無出任其他上市公司董事職位，亦無出任本公司及本集團旗下其他公司之職位。

於最後實際可行日期，何先生與本公司董事、高級管理層或主要或控股股東概無任何關係，亦無擁有證券及期貨條例第XV部所界定之任何股份權益。

何先生之任期直至二零零九年九月三十日為止，惟可根據本公司章程細則輪值告退及膺選連任。彼可獲每年50,000港元之董事袍金，惟有關袍金須獲董事局經參考現行市況以及獲股東於股東週年大會上批准。

除上述披露者外，何先生已確認並無就彼重選一事而須知會股東之其他事宜，且亦無其他資料須按上市規則第13.51(2)(h)至(v)條予以披露。

除上述事宜外，董事認為，並無其他有關上述退任董事重選連任而須知會股東之事宜。

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：485)

股東週年大會通告

茲通告升岡國際有限公司謹訂於二零零八年九月十八日(星期四)下午三時正假座香港告士打道310號柏寧酒店27樓薰衣草廳舉行股東週年大會，以便處理下列事項：

1. 省覽截至二零零八年三月三十一日止年度之財務報告與董事局報告及獨立核數師報告。

2. 重選退任董事及授權董事局釐定董事酬金。

3. 續聘核數師及授權董事局釐定其酬金。

4. 作為特別事項，考慮並酌情通過下列決議案為本公司普通決議案：

普通決議案

「**動議**：

(a) 在本決議案(b)段之規限下，一般及無條件批准本公司董事於有關期間(定義見下文)行使本公司一切權力，在香港聯合交易所有限公司(「聯交所」)或本公司股份可能上市並獲香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回本公司股本中每股面值0.40港元之股份，惟須根據及遵照所有適用法例及聯交所證券上市規則或任何其他證券交易所不時修訂之規定；

* *僅供識別*

(b) 根據本決議案(a)段之批准，本公司董事獲授權購回之本公司股份面值總額，不得超過本決議案獲通過當日本公司已發行股本面值總額之10%，而上述批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指本決議案獲通過當日起至下列最早發生時限止期間：

(i) 本公司下屆股東週年大會結束；

(ii) 任何百慕達適用法例或本公司之章程細則規定本公司須舉行下屆股東週年大會期限屆滿；及

(iii) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案所載授權之日。」

5. 作為特別事項，考慮並酌情通過下列決議案為本公司普通決議案：

普通決議案

「動議：

(a) 在本決議案(c)段之規限下，一般及無條件批准本公司董事於有關期間(定義見下文)行使本公司一切權力，以配發、發行及處理本公司股本中每股面值0.40港元之額外股份，以及作出或授出可能需要行使該等權力之售股建議、協議及購股權(包括可轉換為本公司股份之債券、認股權證及債權證)；

(b) 本決議案(a)段之批准將授權本公司董事於有關期間(定義見下文)作出或授出於有關期間結束後將或可能須行使該等權力之售股建議、協議及購股權(包括可轉換為本公司股份之債券、認股權證及債權證)；

(c) 本公司董事根據本決議案(a)段之批准而配發或同意有條件或無條件配發(不論根據購股權或其他方式配發)及發行之股本面值總額，不得超過本決議案獲通過當日本公司已發行股本面值總額之20%，惟根據(i)配售新股(定義見下文)；(ii)根據本公司不時之章程細則發行股份代替股息；(iii)根據不時採納之任何購股權計劃或授出或發行股份

或購買本公司股份權利之類似安排時而發行股份；或(iv)根據本公司任何認股權證之條款行使認購或轉換權利而發行股份則除外，而上述批准亦須受此限制；及

(d) 就本決議案而言，

「有關期間」指本決議案獲通過當日起至下列最早發生時限止期間：

(i) 本公司下屆股東週年大會結束；

(ii) 任何百慕達適用法例或本公司章程細則規定本公司須舉行下屆股東週年大會期限屆滿；及

(iii) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案所載授權之日；及

「配售新股」乃指於本公司董事指定期間內，向於指定記錄日期名列股東名冊之本公司股份持有人或本公司任何類別股份持有人(倘適用，有權獲提呈之本公司其他證券持有人)，按其截至該日當時之持股(或，倘適用，該等其他證券)比例，提呈發售股份，或發行購股權、認股權證或附有權利認購本公司股份之其他證券，惟本公司董事有權就零碎配額或適用於本公司之任何地區法例或該等地區任何認可監管機構或任何證券交易所之規定的任何限制或責任，作出其認為必需或權宜之豁免或其他安排。」

6. 作為特別事項，考慮並酌情通過下列決議案為本公司普通決議案：

普通決議案

「**動議**待召開本大會通告第4及第5項決議案獲通過後，擴大根據召開本大會通告第5項決議案授予本公司董事配發、發行及處理額外股份之一般授權，加入相當於本公司根據召開本大會通告第4項決議案授出之授權所購回本公司股本中股份之面值總額，惟所購回股份之總面值，不得超過所述決議案獲通過當日本公司已發行股本面值總額之10%。」

承董事局命
秘書
李業華

香港，二零零八年七月三十一日

附註：

1. 凡有權出席大會，並於會上投票之本公司股東，均有權委任一名或以上受委代表出席及代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同簽署表格之授權書或其他授權文件（如有）或經公證人簽署證明之該等文件副本，須於大會或其任何續會指定舉行時間四十八小時前，送達本公司總辦事處及主要營業地點，地址為香港香港仔大道232號城都工業大廈5樓，方為有效。

3. 根據上文第2項擬重選連任之退任董事為劉錫康先生、劉錫澳先生、韓相田先生及何厚鏘先生。

4. 於本通告日期，本公司董事局包括執行董事劉錫康先生（主席）、劉錫淇先生及劉錫澳先生；非執行董事韓相田先生及獨立非執行董事何厚鏘先生、陳澤仲先生及卓育賢先生。

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 485)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Starlight International Holdings Limited will be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, the 18th September, 2008 at 3:00 p.m. for the following purpose:–

1. To receive and consider the financial statements for the year ended 31st March, 2008 and the report of the directors and independent auditor's report.

2. To re-elect retiring Directors and to authorise the board of Directors to fix the remuneration of Directors.

3. To re-appoint auditors and to authorise the board of Directors to fix their remuneration of auditors.

4. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:–

(a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.40 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

* *for identification purpose only*

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the Bye-Laws of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT:-

(a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.40 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares as scrip dividends pursuant to the Bye-Laws of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the Bye-Laws of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares or issue of options, warrants or other securities giving right to subscribe for shares of the Company, open for a period fixed by the Directors of the Company to holders of shares of the Company, or any class of shares of the Company, whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities of the Company entitled to the offer) on a fixed record date in proportion to their holdings of such shares (or, where appropriate such other securities) as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT** subject to the passing of Resolutions set out in items 4 and 5 of the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the Resolution set out in item 5 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution set out in item 4 of the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the said Resolution."

By Order of the Board
Peter Lee Yip Wah
Secretary

Hong Kong, 31st July, 2008.

Notes:–

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. The retiring directors standing for re-election under item 2 above are Messrs. Philip Lau Sak Hong, Andy Lau Sak Yuk, Peter Hon Sheung Tin and Norman Ho Hau Chong.

4. As at the date of this notice, the board of directors of the Company comprised Mr. Lau Sak Hong, Philip (Chairman), Mr. Lau Sak Kai, Anthony and Mr. Lau Sak Yuk, Andy as executive directors; Mr. Peter Hon Sheung Tin as non-executive director and Mr. Ho Hau Chong, Norman, Mr. Chan Chak Chung and Mr. Winston Calptor Chuck as independent non-executive directors.

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st July, 2008

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter Lee Yip Wah Tel No.: 28271778
(Name of Responsible Official)

Date: 6th August, 2008

(A) **Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

1.	Ordinary shares	:	√	2.	Preference shares:
3.	Other classes of shares	:			please specify: ______
4.	Warrants	:			please specify: ______

(B) **Movement in Authorised Share Capital**:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,250,000,000	$0.40	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C) **Movement in Issued Share Capital**:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	790,378,828	Nil	Nil
Increase/(Decrease) during the month	0	Nil	Nil
Balance at close of the month:	790,378,828	Nil	Nil

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee share option scheme <u>adopted on 12th September, 2002</u>						
Exercise price: HK$0.86	3,000,000	Nil	Nil	Nil	3,000,000	
Exercise price: HK$0.814	500,000	Nil	Nil	Nil	500,000	
Exercise price: HK$0.89	12,000,000	Nil	Nil	Nil	12,000,000	
Exercise price: HK$1.45	2,000,000	Nil	Nil	Nil	2,000,000	
Exercise price: HK$1.66	220,000	Nil	Nil	Nil	220,000	
Exercise price: HK$1.72	40,000	Nil	Nil	Nil	40,000	
Exercise price: HK$1.93	3,000,000	Nil	Nil	Nil	3,000,000	
2. Employee share option scheme <u>adopted on 15th January, 2008</u>						
Exercise price: HK$1.042	150,000	Nil	Nil	Nil	150,000	
Exercise price: HK$0.96	346,000	Nil	Nil	Nil	346,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____________ Subscription price HK$ _____ 2. ____________ Subscription price HK$ _____						

END

CONVERTIBLES* Class	Units	Converted (Units)	Units
Convertibles Notes Convertible price: HK$ ________	N/A	N/A	N/A

OTHER ISSUES OF SHARES*			
Rights Issue	Price:	Issue and allotment Date:	
Placing	Price:	Issue and allotment Date:	
Bonus Issue		Issue and allotment Date:	
Scrip Dividend		Issue and allotment Date:	
Repurchase of share		Cancellation Date:	
Redemption of share		Redemption Date:	
Consideration issue	Price:	Issue and allotment Date:	
Others (Please specify)	Price:	Issue and allotment Date:	
		Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:	0

Remarks:

Authorised Signatory:

Name: Peter Lee Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
#a5411/form1.doc/sl